02028989

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REGISTRANT'S NAME China Strategic Holdings

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MAY 2 1 2002
THOMSON FINANCIAL

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FILE NO. 82- 3596 FISCAL YEAR 12-31-01

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 5/14/02

File No. 82-3596

中策集團有限公司
China Strategic Holdings Limited







ANNUAL REPORT 2001 年報

CONTENTS

Corporate Information

BOARD OF DIRECTORS

Chan Kwok Keung, Charles	(Chairman and Chief Executive Officer)
Yap, Allan	(Vice Chairman)
Chau Mei Wah, Rosanna	(Executive Director)
Lien Kait Long	(Executive Director)
Li Wa Kin	(Executive Director)
David Edwin Bussmann	(Independent non-executive Director)
Choy Hok Man, Constance	(Independent non-executive Director)
Chan Kwok Hung	(Alternate Director to Chan Kwok Keung, Charles)
Lui Siu Tsuen, Richard	(Alternate Director to Yap, Allan)
Lau Ko Yuen, Tom	(Alternate Director to Chau Mei Wah, Rosanna)

SECRETARY

Chan Yan Yan, Jenny

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants

REGISTERED OFFICE

8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
Dao Heng Bank Limited
Citibank, N.A.
Wing Hang Bank

SOLICITORS

Iu, Lai & Li
Sidley Austin Brown & Wood

REGISTRARS' OFFICE

Standard Registrars Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

On behalf of the board of directors, I would like to present the 2001 annual results of China Strategic Holdings Limited (the "Company") and its subsidiaries and associated companies (collectively, the "Group") for the year ended 31st December, 2001.

THE AWAKENING OF THE DRAGON

Year 2001 was a very encouraging year for China and advocates of Chinese investment. In the summer of 2001, it was confirmed that Beijing, would be the host city for the 2008 Olympic Games. In addition, Shanghai, the Chinese "Manhattan city", hosted the annual leaders' summit of the Asia-Pacific Economic Cooperation (APEC) forum and restated the growing importance of the country to the political and economic stage of the world. During the year, the most significant move of China was, of course, its accession into the World Trade Organisation (the "WTO") in November 2001. The country was then officially admitted to the club of international trade and its enormous domestic market would be open up, phase by phase, for all capable foreign players in the coming few years. Being a loyal supporter of investing in China, the Group's vision and endurance in exploring the China market was being confirmed and recognized.

As the Group has already established a fully diversified investment portfolio, the management believes that the Group is now ready for capturing any upcoming chances and opportunities. As of 31st December, 2001, the spectrum of the Group's investments in China and the Greater China region was wide enough to include the manufacturing of industrial, consumer and pharmaceutical products, trading and retailing of Chinese and western medicine, newspaper publication, property investment and hotel operation, etc.

FINANCIAL RESULTS

The Group's turnover for the year ended 31st December, 2001 totaled HK$3.234 billion, representing an increase of 2.4% from HK$3.158 billion over the last year. The revenue generated from newspaper publication and from the trading of Chinese and western pharmaceutical products had become new sources of income for the Group during year 2001.

The Group's audited consolidated loss attributable to shareholders for the year ended 31st December, 2001 amounted to HK$598.7 million, representing a decrease of approximately 18% from HK$730.7 million recorded in last year. The losses incurred was mainly attributable to the impairment loss made for revaluation deficits of the toll highway, investment properties and diminution in value of properties and investment securities totaling HK$520 million by the Group. Operating losses suffered by the Group's tire operations, newspaper publication as well as provisions made for the diminution in the value of investments were also contribute to the losses.

Chairman's Statement

PROSPECTS

Having achieved an increase in Gross Domestic Product of 7.3% in 2001, China is expected to continue to maintain the same economic growth momentum in the coming years. With China's high growth potential and the expected recovery of the economies of Southeast Asian countries in the near term, the Group is actively looking for new investment opportunities in the region especially in China and the Greater China region, to provide long term value to shareholders.

APPRECIATION

On behalf of my fellow directors, I would like to take this opportunity to express our sincere appreciation to the shareholders of the Company for their on-going support and patience in the year just passed. Finally but not least, I would like to extend my deepest thanks to our loyal staff for their commitment and dedication to the Group throughout the financial year under review.

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong
16th April, 2002

ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the year ended 31st December, 2001 totaled HK$3.234 billion, representing an increase of 2.4% from HK$3.158 billion over the last year. During the year of 2001, the revenue generated from newspaper publication and from the trading of Chinese and western pharmaceutical products become new sources of income for the Group which were accounted for the increase in revenue.

The Group's audited consolidated loss attributable to shareholders for the year ended 31st December, 2001 amounted to HK$598.7 million, representing a decrease of approximately 18.1% from HK$730.7 million recorded in last year. The losses incurred was mainly attributable to the provision for impairment and revaluation losses on toll highway and investment properties, operating losses in the Group's tire operations, newspaper publishing as well as provision for diminution in value of investments.

LIQUIDITY AND FINANCIAL RESOURCES

During the year of 2001, the Group financed its operations through cash generated from its business activities, banking facilities provided by its bankers and disposing of under-performing investments.

The Group's short term borrowing has been reduced from HK$1,352 million as at 31st December, 2000 to approximately HK$922 million as at 31st December, 2001. Long-term borrowing has been decreased from HK$595 million as at 31st December, 2000 to approximately HK$593 million as at 31st December, 2001. As a result, the Group's total borrowing has been reduced from HK$1,947 million as at 31st December, 2000 to approximately HK$1,515 million as at 31st December, 2001 representing a decrease of 22.2%. The gearing ratio, calculated to the total long term borrowing divided by total shareholders funds increased from 0.209 to 0.267.

Cash and bank balances amounted to approximately HK$745 million (2000: HK$885 million), most of which were denominated in Hong Kong dollars ,US dollars, Australian dollars and Renminbi. The Company was not exposed to any material exchange rate fluctuation during the year under review.

COMMENTS ON SEGMENTAL INFORMATION AND SIGNIFICANT INVESTMENTS

China Enterprises Limited

For the period under review, China Enterprises Limited ("China Enterprises"), a subsidiary of the Company listed in the New York Stock Exchange reported that persistent competition and tough operating conditions depressed overall results for the year. Tire prices in China declined by approximately 3-5% despite soften raw material prices. Despite the above, China Enterprises managed to increase revenue by RMB0.4 billion to RMB2.7 billion for the year (2000: RMB2.3 billion). This was mainly due to increased sales volume especially for domestic radial tires due to the abolishment of the 10% consumption tax effect starting from 1st January, 2001. Hangzhou Zhougce Rubber Co., Ltd ("Hangzhou Factory") continued to be the best performer and recorded a 29% increase in its revenue to RMB2.06 billion as a result of increased sales volume. Hangzhou Factory achieved net income of RMB53.5 million for the year 2001 compared to a net loss of RMB1.6 million last year mainly due to better profit margin achieved. The Yinchuan C.S.I. (Great Wall) Rubber Co., Ltd incurred a net loss of RMB162.2 million in the year 2001 compared to a net loss of RMB47.8 million in 2000 was primarily due to the negative margin, and the increase in general provision for doubtful debts and transportation expenses.

Loss before taxation and minority interests was RMB97.9 million (2000: RMB76.7 million) and net loss after tax and minority interest was RMB50.3 million for the year (2000: RMB58.2 million). During the year, China Enterprises decided to dispose of its entire interest in Double Happiness Tyre Industries Company Limited, a 55% subsidiary of the Company which was deemed non-performing and written off to the income statement. As a result, consolidated net loss of China Enterprises was RMB135.4 million for the year ended 31st December, 2001 (2000: RMB 79.4 million).

In the fourth quarter of 2001, China Enterprises received notification from the New York Stock Exchange ("NYSE") that China Enterprises failed to maintain a minimum total average market capitalization of US$15 million over a consecutive 30 trading-day period. A business plan was submitted to the NYSE in early 2002 that outlined China Enterprises' plan to comply with the listing requirement. China Enterprise will be subject to an 18-month monitoring period by the NYSE. There is no assurance that the NYSE will accept the plan and decide to allow China Enterprises to remain listed. In the event that China Enterprises' shares cease to be listed on the NYSE, China Enterprises will consider an alternative listing venue.

China Land Group Limited

During the year, China Land Group Limited ("China Land") reported turnover of approximately HK$114.9 million when compared to last year's figure of approximately HK$69.7 million. The increase was mainly attributable to sale of properties in both Hong Kong and the People's Republic of China (the "PRC").

China Land reported a net loss of HK$394 million in 2001 compared to a net loss of HK$583 million in 2000. The operating loss for the year included provisions made for revaluation deficits of the toll road, investment properties, diminution in value of properties and investment securities totaling HK$508 million, after consideration of various underlying conditions of China Land's assets. The loss for the year before making provisions was HK$33 million.

Barring unforseeable circumstances, China Land does not anticipate any further significant provisions for impairment and revaluation losses in the coming year.

The year under review was an eventful year to China. The economy of China was stimulated by its accession to the World Trade Organization and the exciting news that the 2008 Olympic Games will be held in Beijing. China Land was eager to increase its recurring income. The construction works of China Land's project in Guangzhou were resumed with a view to increase the rental income from China Land's leasing business. The construction works of the toll road project in Shenzhen were substantially completed at the end of year 2001. It is expected that Shenzhen Highway and Paul Y. Plaza will contribute significant recurring income to China Land in the forthcoming years. In July 2001, China Land was successful in raising funds through the placing and subscription of new shares.

Australia Net.Com Limited

Australia Net.Com Limited ("ANC"), an Australia Stock Exchange listed subsidiary, recorded a consolidated loss after income tax of A$11,470,299 compared with a consolidated profit after income tax of A$1,076,988 for the preceding year. During the year, the directors of ANC continued to look at strategic investment opportunities with a view to recapitalising ANC. Unfortunately no investments were identified that were satisfied to meet the vision for the future of ANC. Given the substantial financial resources of ANC, the directors of ANC are confident that a suitable investment opportunity will ultimately be identified.

Tung Fong Hung Investment Limited ("Tung Fong Hung")

Tung Fong Hung, a wholly-owned subsidiary of the Company since November 2001, has been playing an active role in the modernisation of Chinese medicine. Through setting up factory facilities in Zhongshan and Tai Po, Tung Fong Hung's manufacturing facilities are advanced to "Good Manufacturing Practice" (GMP) standard for the manufacturing of health food and western pharmaceutical products. This is a break-through that will lead Tung Fong Hung to the international market. With great effort and vision to commercialise and modernise its products in the medicine industry in the local and international market, Tung Fong Hung also actively takes part in clinical researches, international conferences and exhibitions, sponsorships and joint scientific research projects.

Tung Fong Hung is working diligently in developing new products. "Chien-Ti-Qing-Hui-Wan (CTW)", a herbal health products manufactured by Tung Fong Hung which is an ideal health product for slimming, maintaining good health and cleansing the bowels, becomes a hot seller in the year. International experts and authoritative research institutes are engaged to verify the therapeutic functions of CTW, all with positive results.

With effective well selected sales channel, Tung Fong Hung has extended its retailing business network to nearly 100 outlets spreading around Hong Kong, mainland China, Taiwan, Canada and Singapore.

MATERIAL ACQUISITIONS AND DISPOSALS

In April, 2001, the Company announced the consolidation for every ten issued and unissued shares into one consolidated share (the "Consolidated Share") and reduction of the nominal value of each of the issued and unissued Consolidated Shares from HK$1.00 to HK$0.10 (the "Capital Reduction") (collectively the "Capital Reorganisation"). The petition for the confirmation of the Capital Reduction was heard by the Court on Tuesday, 31st July, 2001. The Capital Reorganisation was effective from 10th August, 2001.

On 18th May, 2001, the Company and Star East Holdings Limited ("Star East") entered into a conditional agreement with Upland Profits Limited, a wholly-owned subsidiary of Capital Strategic Investment Limited ("CSI") in respect of the disposal of shares in and shareholder loans from Gold Brilliant Limited ("Gold Brilliant"), a company beneficially held as 65% by the Company and as to 35% by Star East, for the consideration of HK$206 million. Gold Brilliant holds 74.99% shareholding in Premium Land Limited ("Premium Land") (formerly known as Sing Pao Media Group Limited). At the same time, the Company through Expert Solution Limited ("Expert Solution"), which was owned as to 65% by the Company and as to 35% by Star East, entered into a disposal agreement regarding the acquisition of the entire issued share capital of and shareholder loan to Actiwater Resources Limited ("Actiwater Resources"), a wholly-owned subsidiary of Premium Land whose principal activities are publication of Sing Pao Daily News, books and magazine publishing and an Internet portal specializing mainly in news and information in China, for a cash consideration of HK$110 million. Further details can be found in circular to shareholders dated 18th June, 2001. Completion of the aforesaid transactions took place on 9th July, 2001.

On 17th September, 2001, Hansom Eastern (Holdings) Limited ("Hansom") (formerly known as Tung Fong Hung (Holdings) Limited) had served a notice of exercise of an option granted by See Ying Limited ("See Ying"), a wholly-owned subsidiary of the Company, to Hansom to require See Ying to purchase 5,100 shares representing 51% of the issued share capital of Tung Fong Hung within a period of two years from the date of a share purchase and option agreement dated 10th November, 2000 for the consideration of HK$45,900,000. After completion of the transaction, Tung Fong Hung became a wholly-owned subsidiary of the Company.

On 24th September, 2001, Expert Solution entered into an acquisition agreement (the "Acquisition Agreement") with Sing Pao Media Group Limited ("Sing Pao") (formerly known as STAREASTnet.com Corporation) regarding the disposal of the entire issued share capital of and shareholder's loan of approximately HK$210.50 million to Actiwater Resources for consideration of HK$210 million (the "Consideration"). The Consideration will be satisfied as to HK$50 million in cash and HK$160 million by the issue of 1,600 million new shares in Sing Pao at HK$0.10 per share. Completion of the aforesaid transaction took place on 4th December, 2001.

On 1st February, 2002, Million Good Limited, a wholly-owned subsidiary of China Enterprises, and Ananda Wing On Travel (Holdings) Limited ("Ananda") entered into a subscription agreement (the "Subscription Agreement") in respect of the subscription of 4,800,000,000 new shares of HK$0.01 each in the capital of Ananda at an issue price of HK$0.027 per share which will be paid upon completion of the Subscription Agreement. At the same time, China Enterprises and Ananda entered into a subscription agreement (the "CN Agreement") regarding the subscription of the convertible note issued by Ananda to China Enterprises or its nominee for a consideration of HK$120,000,000 which will be paid upon completion of the CN Agreement. Further details can be found in circular to shareholders dated 4th March, 2002.

In March 2002, the Company announced to propose to raise about HK$138.3 million, before expense, by issuing not less than 921,957,884 new shares by the rights issue with the bonus issue at a price of HK$0.15 per rights share. The Company will provisionally allot two rights shares for every one existing share held by the qualifying shareholders on the record date with bonus warrants in the proportion of three units of subscription rights with initial subscription price of HK$0.17 for every ten rights shares taken up.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

As at 31st December, 2001, the Group employed approximately 16,175 (2000: 15,548) staff. Remuneration packages comprised of salary and year-end bonuses based on individual merits. No share options were granted or exercised during the year ended 31st December, 2001.

CONTINGENT LIABILITIES

(a) At 31st December, 2001, the Group had given guarantees to banks in respect of banking facilities granted to outsiders of approximately HK$181 million (31.12.2000: HK$279 million). In addition, the Group has given guarantees to banks in respect of banking facilities granted to associates amounted to approximately HK$2 million (31.12.2000: HK$2 million).

(b) The Company granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of the Company and MTR for the leased properties.

(c) In August 1999, the architect of Paul Y. Plaza (formerly known as Jiangnan Centre) initiated legal proceedings against Eventic Limited ("Eventic"), a wholly-owned subsidiary of China Land in respect of claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively.

Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervision services provided.

In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. At the date of this report, the proceedings are still ongoing. After taking into consideration the advice of China Land's legal counsel, the directors consider the outcome of the proceedings will not have material adverse financial effect on the Group.

(d) In July 2001, Huizhou World Express Property Ltd. ("Huizhou World Express"), an indirect non-wholly owned subsidiary of China Land, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province the PRC, in its capacity as the guarantor of Huizhou Jia Cheng Group Co., Ltd. ("Huizhou Jia Cheng"), the main contractor for the construction of Hongkong Macau Square, under a guarantee letter dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately RMB243.6 million, being the construction costs of approximately RMB167.5 million paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately RMB76.1 million.

As at the date of this report, Huizhou World Express is waiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction costs of Hongkong Macau Square has already been written off, the directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

(e) In November 2001, the purchasers (the "Purchasers") on certain properties of Hongkong Macau Square, Huizhou according to the pre-sale agreements dated 7th September, 1994 initiated legal proceedings against Huizhou World Express for failure to hand over the properties of Hongkong Macau Square to the Purchasers. The amounts claimed by the Purchasers were approximately HK$76.6 million, being the pre-sale deposits together with damages of approximately RMB64.2 million and relevant legal expenses.

In January 2002, Huizhou World Express filed in its defences alleging that in accordance with the terms of the above-mentioned agreements, any disputes between the contractual parties should be resolved by means of arbitration. As at the date of the report, the Intermediate People's Court of Huizhou, Guangdong Province, is still considering the cases. At this stage, the outcome cannot be predicted with certainty and no further provision has been made in the financial statements.

PLEDGE OF ASSETS

At 31st December, 2001, the following assets were pledged to secure credit facilities granted to the Group:

(a) Bank loans and other borrowings - due after one year

Investment properties with a carrying value of HK$17,630,000 (2000: HK$32,130,000)

Certain property, plant and equipment with a carrying value of HK$234,462,000 (2000: HK$238,033,000)

Investment in security of HK$5,244,000 (2000: Nil).

Certain shares in associates with carrying value of approximately HK$53,194,000 (2000: Nil).

(b) Bank loans and other borrowings - due within one year

Bank deposits of HK$83,520,000 (2000: HK$612,351,000).

Shenzhen Longchen Xinyuan Industrial Co., Ltd ("Longchen Xinyuan") pledged its right to toll fee income to a bank to secure the credit facilities for the year ended 31st December, 2000 and 2001.

At 31st December, 2000, a subsidiary of China Land issued two debentures in favour of a bank by way of creating a first floating charge on its entire interest in Longchen Xinyuan pledged with a carrying value of HK$618,999,000 to secure the credit facilities. The debentures were released upon repayment of the bank borrowings during the year.

The directors present their annual report and the audited financial statements of the Company for the year ended 31st December, 2001.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The activities of its principal subsidiaries and associates are set out in note 20 and 21 to the financial statements respectively.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's five largest customers were less than 30% of the total sales. The aggregate purchases attributable to the Group's five largest suppliers were less than 30% of the total purchases.

RESULTS AND APPROPRIATIONS

Details of the Group's results and appropriations for the year ended 31st December, 2001 are set out in the consolidated income statement on page 32.

The directors do not recommend the payment of a dividend.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past five financial years is set out on pages 98 and 99.

SHARE CAPITAL AND SHARE OPTIONS

During the year, the Company carried out a capital reorganisation ("Capital Reorganisation") whereby every ten ordinary shares of HK$0.10 each in the issued and unissued share capital were consolidated into one ordinary shares of HK$1.00 each, the nominal value of the issued and unissued shares after the consolidation of shares were reduced from HK$1.00 to HK$0.10 each and the authorised share capital was increased from HK$80 million to HK$800 million by the creation of an additional 7,200 million ordinary shares at HK$0.10 each.

Details of these and other movements in the share capital and share options of the Company during the year are set out in notes 30 and 31 to the financial statements.

RESERVES

Details of changes in the reserves of the Group and the Company during the year are set out in note 32 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

INVESTMENT PROPERTIES

During the year, investment properties of approximately HK$97 million were acquired as a result of the acquisition of subsidiaries and approximately HK$85 million were disposed of as a result of the disposal of subsidiaries.

The Group also revalued all of its remaining investment properties at the balance sheet date and deficit arising on revaluation of HK$20 million has been charged to the income statement.

Details of these and other changes in investment properties of the Group during the year are set out in note 14 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

During the year, property, plant and equipment with an aggregate net book value of approximately HK$77 million were acquired as a result of the acquisition of subsidiaries and approximately HK$189 million were disposed of as a result of the disposal of subsidiaries.

The Group also incurred expenditure of approximately HK$274 million in the construction project of a toll highway in the People's Republic of China ("PRC").

The Group had impairment loss of approximately HK$504 million in the property, plant and equipment.

Details of these and other changes in the property, plant and equipment of the Group and the Company during the year are set out in note 15 to the financial statements.

PROPERTIES UNDER/HELD FOR DEVELOPMENT

During the year, the Group incurred expenditure of approximately HK$8 million on properties under/held for development.

The Group had impairment loss of approximately HK$29 million in properties under/held for development.

Details of changes in the properties under/held for development of the Group during the year are set out in note 16 in the financial statements.

SUBSIDIARIES AND ASSOCIATES

During the year, the Group's interest in China Land Group Limited ("China Land") was diluted from approximately 74.98% to approximately 65.56% following the allotment and issue of new shares by China Land.

SUBSIDIARIES AND ASSOCIATES - *continued*

The Company through its 65% owned subsidiary, Gold Brilliant Limited ("Gold Brilliant "), entered into agreements to acquire approximately 38.65% interest in Premium Land Limited ("Premium Land" formerly known as Sing Pao Media Group Limited and Huey Tai International Limited) and dispose of its entire interests in Optima Media Holding Limited, Komatic International Limited and China Youth Net.com Limited to Actiwater Resources Limited ("Actiwater"), a wholly-owned subsidiary of Premium Land.

Upon completion of the acquisition and disposal, Gold Brilliant was required to make a cash offer to acquire all the shares in Premium Land. Following the close of the cash offer, Gold Brilliant held a 76.20% interest in Premium Land and further reduced its interest to 74.99%.

The Company further entered into agreements to dispose of its entire interest in Gold Brilliant to Capital Strategic Investment Limited and acquire approximately 9.74% interest in Premium Land back from Gold Brilliant as a repayment of the remaining shareholders' loan to Gold Brilliant. The Company also through another 65% owned subsidiary, Expert Solution Limited to acquire the entire interest in Actiwater back from Premium Land.

The Company further disposed of its interest in Actiwater to Sing Pao Media Group Limited ("Sing Pao Media", formerly STAREASTnet.com Corporation which changed its name to Sing Pao Media Group Limited), a company listed on the Growth Enterprises Market of The Stock Exchange of Hong Kong Limited, at a consideration satisfied both by cash and shares issued in Sing Pao Media. Upon the completion of the disposal, the Company held approximately 27.97% interest in Sing Pao Media.

The Company also through its wholly-owned subsidiary acquired approximately 49% interest in Tung Fong Hung Investment Limited from Hansom Eastern (Holdings) Limited (formerly known as Tung Fong Hung Holdings Limited) and further increased its interest to 100% during the year.

Details of other principal subsidiaries and associates at 31st December, 2001 are set out in notes 20 and 21 to the financial statements respectively.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:	
Dr. Chan Kwok Keung, Charles	
Chairman and Chief Executive officer	
Mr. Yap, Allan	
Vice-Chairman	
Ms. Chau Mei Wah, Rosanna	
Mr. Lien Kait Long	
Mr. Li Wa Kin	(appointed on 10th July, 2001)
Mr. Chan Kwok Hung	(resigned on 10th July, 2001)
Mr. Lau Ko Yuen, Tom	(resigned on 10th July, 2001)
Mr. Lui Siu Tsuen, Richard	(appointed on 19th February, 2001 and resigned on 10th July, 2001)
Mr. Oei Hong Leong (alias Peter Oei)	(resigned on 23rd April, 2001)
Alternate director to Dr. Chan Kwok Keung, Charles:	
Mr. Chan Kwok Hung	(appointed on 10th July, 2001)
Alternate director to Mr. Yap, Allan:	
Mr. Lui Siu Tsuen, Richard	(appointed on 10th July, 2001)
Alternate director to Ms. Chau Mei Wah, Rosanna:	
Mr. Lau Ko Yuen, Tom	(appointed on 10th July, 2001)
Non-executive director:	
Ms. Ma Wai Man, Catherine	(redesignated on 28th February, 2001 and retired on 31st May, 2001)
Independent non-executive directors:	
Mr. David Edwin Bussmann	
Ms. Choy Hok Man, Constance	(appointed on 23rd April, 2001)
Mr. Tang Wei, Donald	(resigned on 25th January, 2002)

In accordance with Article 116 of the Company's Articles of Association, Mr. Lien Kait Long and Mr. David Edwin Bussmann retire at the forthcoming annual general meeting by rotation. In addition, in accordance with Article 99 of the Company's Articles of Associations, Mr. Li Wa Kin who was appointed during the period from the last annual general meeting to the date of this report, retire at the forthcoming Annual General Meeting. All retiring directors, being eligible, offer themselves for re-election.

DIRECTORS - *continued*

The directors proposed for re-election at the forthcoming annual general meeting do not have any service contract which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

The term of office of each non-executive director is the period up to the retirement by rotation in accordance with the Company's Articles of Association.

BRIEF DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT STAFF

Directors

Dr. Chan Kwok Keung, Charles aged 47, is the chairman and chief executive officer of the Company and a chairman of China Enterprises Limited ("China Enterprises"), a company whose shares are listed on the New York Stock Exchange. Dr. Chan holds an honorary degree of Doctor of Laws and a bachelor's degree in civil engineering and has over 22 years' international corporate management experience in the construction and property sectors as well as in strategic investments. Dr Chan is also the chairman of ITC Corporation Limited ("ITC"), Paul Y.-ITC Construction Holdings Limited ("Paul Y.") and Hanny Holdings Limited ("Hanny"). He is also a non-executive director of Downer EDI Limited ("Downer"), a company whose shares are listed on the Australian Stock Exchange.

Mr. Yap, Allan aged 46, has over 20 years' experience in finance, investment and banking. He is the vice chairman of the Company and China Enterprises. He is the managing director of Hanny. He is an executive director of ITC. Mr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation ("Burcon"). Burcon is a public listed company in Canada.

Ms. Chau Mei Wah, Rosanna aged 47, is an executive director. She has over 21 years' experience in accounting and finance. Ms. Chau holds a bachelor's degree and a master's degree in commerce and is a member of the Hong Kong Society of Accountants, the CPA Australia and the Certified General Accountants' Association of Canada. She joined the Company in 2000. She is the managing director of ITC, an executive director of Paul Y., Star East Holdings Limited ("Star East") and China Land and a director of Burcon.

Mr. Lien Kait Long aged 53, is an executive director. Mr. Lien holds a bachelors' degree in commerce and is a member of Institute of Certified Public Accounts of Singapore and the CPA Australia. Mr. Lien joined the Company in 1998. He has over 31 years' experience in finance, accounting, investment and banking. He is a director of Australia Net.Com Limited, a company whose shares listed on the Australian Stock Exchange and a non-executive director of China Development Corporation Limited.

Mr. Li Wa Kin aged 46, is an executive director. Mr. Li joined the Company in July 1998. He is President of Greater China Division of the Company. Mr. Li has more than 21 years experience in international trade, investment and management. He is very familiar with PRC investment environment and legal system.

BRIEF DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT STAFF - *continued*

Directors - *continued*

Mr. David Edwin Bussmann aged 48, was appointed as an independent non-executive director in February 2000. Mr. Bussmann has more than 20 years experience in the investment and finance field, and is very familiar with investment issues related to China, as well as sectors such as technology, real estates, and direct investment. He previously worked at Salomon Brothers, Citibank, Bank of America and Prudential Asia.

Ms. Choy Hok Man, Constance aged 41, was appointed as an independent non-executive director in April 2001. She holds directorship in a number of listed companies in Hong Kong. She is a practicing solicitor in Hong Kong and England and is a partner of Sidley Austin Brown & Wood, an international law firm.

Mr. Chan Kwok Hung aged 43, is an alternate director to Dr. Chan Kwok Keung, Charles. He holds a diploma in arts and has over 19 years' experience in trading businesses in China. Mr. Chan joined the Company in 2000. He is the chairman of China Land, an executive director of ITC and Hanny. Mr. Chan is the younger brother of Dr. Chan Kwok Keung, Charles, the chairman and chief executive officer of the Company.

Mr. Lau Ko Yuen, Tom aged 50, is an alternate director to Ms. Chau Mei Wah, Rosanna. He has over 29 years' international corporate management experience in the construction industry. Mr. Lau jointed the Company in 2000. He is the deputy chairman of ITC and Paul Y. and a director of New World CyberBase Limited. Mr. Lau is also the chairman of Downer.

Mr. Lui Siu Tusen, Richard aged 45, is an alternate director to Mr. Yap, Allan. He is a qualified accountant and worked for an international accounting firm for over 11 years and has previously held senior financial positions in both private and public listed companies. Mr. Lui joined the Company in 2001. He is also the Chief Financial Officer of Hanny.

Senior Management

Mr. Chu Chin Lin, Simon, aged 36, is a Vice President - Greater China. He studied China Europe International Business School MBA M. Engineer of S.J.S.M.I.T. at Taiwan and Marketing at Kingston College in Vancouver, Canada. He has over 10 years China experience and ISO system management, Logistic management. He is responsible for the management, business development and special project in China.

Ms. Chan Ling, Eva, aged 36, is the Financial Controller of the Company. She worked for international accounting firms in Hong Kong and Australia before she joined the Company in 1996. Ms. Chan is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a certified public accountant in Hong Kong.

BRIEF DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT STAFF – *continued*

Senior Management – *continued*

Ms. Law, Dorothy, aged 32, is a director of China Enterprises. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and has also been admitted as a Solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon and corporate counsel of Hanny.

DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2001, the interests of the directors in the share capital of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") which have been notified to the Company and the Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 or Part I of the Schedule to the SDI Ordinance), or which are required pursuant to section 29 of the SDI Ordinance to be entered in the register, or pursuant to the Model Code ("Model Code") for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange ("Listing Rules") referred to therein are as follows:

The Company

	Number of shares *(Note 1)*			
Name of director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**
Lien Kait Long	633	–	–	–
Chan Kwok Keung, Charles *(Note 2)*	–	–	80,440,000	–

Notes:

1. Share(s) of HK$0.10 each in the capital of the Company.

2. Dr. Chan Kwok Keung, Charles is deemed to be interested in the 80,440,000 shares in the Company held by Calisan Developments Limited ("Calisan") by virtue of his interest in Chinaview International Limited ("Chinaview") which owns more than one-third of the issued share capital of Calisan, details of which are disclosed under the heading "Substantial Shareholders".

Dr. Chan Kwok Keung, Charles, by virtue of his interest in the above capital of the Company, is deemed to be interested in the shares of the subsidiaries and associates of the Company under the SDI Ordinance.

DIRECTORS' INTERESTS IN SHARES - *continued*

Save as disclosed above as at 31st December, 2001, none of the Company's directors or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations, within the meaning of the SDI Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Interests of directors of the Company in competing businesses as at 31st December, 2001 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of director	Name of company	Nature of competing business	Nature of interest
Chan Kwok Keung, Charles	Paul Y. and its subsidiaries	Property business in Hong Kong and the PRC	As the Chairman and substantial shareholder of Paul Y.
	Star East and its subsidiaries	Property business in Hong Kong and the PRC	As a substantial shareholder of Star East
Chau Mei Wah, Rosanna	Star East and its subsidiaries	Property business in Hong Kong and the PRC	As an executive director of Star East
	Paul Y. and its subsidiaries	Property business in Hong Kong and the PRC	As an executive director of Paul Y.
Lau Ko Yuen, Tom	Paul Y. and its subsidiaries	Property business in Hong Kong and the PRC	As the Deputy Chairman of Paul Y.

DIRECTORS' INTERESTS IN COMPETING BUSINESS - *continued*

Having considered the nature, size and scope of the above businesses, the directors of the Company believe that there is unlikely to be any significant competition with the businesses of the Group.

Save as disclosed above, none of the directors is interested in any business apart from the Group's business which competes or is likely to compete, either directly or indirectly, with the businesses of the Group.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

The Company

In accordance with the terms of the Company's Executive Share Option Scheme adopted on 20th July, 1992, and effective for a period of ten years after the date of adoption of the scheme, the Company granted to directors and employees of the Company and its subsidiaries share options to subscribe for its ordinary shares for a consideration of HK$1 for the primary purpose of providing incentives to directors and eligible employees. The subscription price, subject to adjustment, is based on 80% of the average of the closing prices of the shares of the Company on the five trading days immediately before the options were offered. Options granted are exercisable not later than ten years after the date the options are accepted.

At 31st December, 2001, the number of shares in respect of which options had been granted under the above schemes was 376,750, representing 0.082% of the shares of the Company in issue at that date. The total number of shares in respect of which options may be granted under the schemes is not permitted to exceed 10% of the shares of the Company in issue excluding any shares issued pursuant to the share option scheme at any point in time, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the aggregate number of shares of the Company in issue and issuable under the share option scheme any point in time, without prior approval from the Company's shareholders.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES - *continued*

The Company - *continued*

A summary of movements of share options under the scheme during the year is as follows:

		Number of shares under option					
Exercisable period	Exercise price * HK$	Outstanding at 1.1.2001	Granted during the year	Exercised during the year	Adjustment due to share consolidation	Surrendered/ lapsed during the year	Outstanding at 31.12.2001
21.7.1998 to 20.7.2002	0.606	21,647,500	-	-	(427,500)	(21,220,000)	-
	6.060	-	-	-	42,750	(6,000)	36,750
27.5.1999 to 26.5.2004	0.300	25,000,000	-	-	-	(25,000,000)	-
22.11.1999 to 21.11.2004	0.320	2,000,000	-	-	(2,000,000)	-	-
	3.200	-	-	-	200,000	(200,000)	-
12.01.2000 to 11.01.2005	0.344	1,000,000	-	-	(1,000,000)	-	-
	3.440	-	-	-	100,000	(50,000)	50,000
14.02.2000 to 13.02.2005	0.405	7,900,000	-	-	(2,900,000)	(5,000,000)	-
	4.050	-	-	-	290,000	-	290,000
		57,547,500	-	-	(5,694,750)	(51,476,000)	376,750

* Following the Capital Reorganisation, the exercise prices of the share options were adjusted to HK$6.06, HK$3.2, HK$3.44 and HK$4.05 from their initial exercise prices of HK$0.606, HK$0.32, HK$0.344 and HK$0.405 respectively.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES - *continued*

The Company - *continued*

Details of the outstanding options granted to the ex-directors under the Company's share option scheme are summarised as follows:

Name of ex-directors	Exercisable period	Exercise price	Number of shares under options at 1.1.2001	Granted during the year	Exercised during the year	Surrendered/ lapsed during the year	Number of shares under options at 31.12.2001
		HK$					
Oei Hong Leong	21.7.1998 to 20.7.2002	0.606	18,500,000	-	-	(18,500,000)	-
	27.5.1999 to 26.5.2004	0.30	25,000,000	-	-	(25,000,000)	-
Ma Wai Man, Catherine	14.2.2000 to 13.2.2005	0.405	5,000,000	-	-	(5,000,000)	-

As all the options were lapsed before the Capital Reorganisation become effective, no adjustments were required to be made on the exercise price and number of options granted.

Details of the Company's Executive Share Option Scheme are set out in note 31 to the financial statements.

China Enterprises

Pursuant to the Executive Share Option Scheme adopted on 7th June, 1994 and effective for a period of ten years after the date of the adoption of the scheme, China Enterprises granted options to officers and employees, and directors who are also employees, of China Enterprises and its subsidiaries to subscribe for common stock in China Enterprises for a consideration of HK$1 for the primary purpose of providing incentives to officers, directors and eligible employees, subject to a maximum of 910,000 shares. Shares of common stock to be issued upon the exercise of options will be authorised and unissued shares. An independent committee (the "Committee") of China Enterprises's board of directors was formed to monitor and consider the granting of options under the scheme. The subscription price will be determined by the Committee, and will not be less than 80% of the average closing price of shares of common stock on the New York Stock Exchange over the five trading days immediately preceding the date of offer of the option.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES – *continued*

China Enterprises – *continued*

At 31st December, 2001, the number of shares in respect of which options had been granted under the above schemes was 20,000, representing 2.2% of the shares of the China Enterprises in issue at that date. The total number of shares in respect of which options may be granted under the schemes is not permitted to exceed 910,000 shares of the China Enterprises in issue at any point in time, without prior approval from the China Enterprises's shareholders. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the shares of the China Enterprises in issue at any point in time, without prior approval from the China Enterprises's shareholders.

A summary of movements of share options under China Enterprises's scheme during the year is as follows:

Exercisable period	Exercise price	Outstanding at 1.1.2001	Surrendered/ lapsed during the year	Outstanding at 31.12.2001
	US$			
23.2.1995 to 22.2.2005	10.25	30,000	(30,000)	–
1.6.1999 to 31.5.2009	5.875	189,990	(189,990)	–
3.2.2000 to 2.2.2010	9.9375	20,000	–	20,000
		239,990	(219,990)	20,000

Details of the outstanding options granted to the ex-director of the Company by China Enterprises are summarised as follows:

Name of ex-director	Exercisable period	Exercise price	Number of shares under options at 1.1.2001	Granted during the year	Exercised during the year	Surrendered/ lapsed during the year	Number of shares under options at 31.12.2001
		US$					
Ma Wai Man, Catherine	23.2.1995 to 22.2.2005	10.25	30,000	-	-	(30,000)	-
	1.6.1999 to 31.5.2009	5.875	189,990	-	-	(189,990)	-

Details of China Enterprises's Executive Share Option Scheme are set out in note 31 to the financial statements.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES - *continued*

China Land

China Land's share option scheme was adopted on 27th June, 2000 for a period of ten years from 3rd July, 2000 to 2nd July, 2010, the purpose of which is to give an incentive and appreciation to employees for their contribution to China Land. Under the scheme, the board of directors of China Land may grant options to executive directors and full time employees of China Land or any of its subsidiaries to subscribe for shares in China Land for a consideration of HK$1 for each lot of share options granted. The exercise price is determined by the board of directors of China Land and shall be the higher of (i) such subscription price as is permissible under the Listing Rules from time to time; and (ii) the nominal value of a share of China Land. An option may be exercised at any time during such period as the board of directors of China Land may determine, save that such period shall not expire later than ten years from the date upon which the option is granted.

Pursuant to the scheme, the maximum number of shares of China Land in respect of which options may be granted when aggregated with any other share option scheme of China Land shall represent 10% of the issued share capital of China Land from time to time, excluding the shares to be issued on the exercise of options granted pursuant to the scheme or any such other scheme, or such higher number of shares as may be permissible under the Listing Rules from time to time.

No option may be granted to any person if the total number of shares of China Land already issued and issuable to him under all the options granted to him exceeding 25% the aggregate number of shares for the time being issued and issuable under the scheme, or such higher number of shares as may be permissible under the Listing Rules.

During the year, no options under the scheme were granted or exercised by any directors of China Land and no options were cancelled or lapsed. In addition, no options were outstanding at the beginning and at the end of the financial year ended 31st December, 2001.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES - *continued*

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures, of the Company or any other body corporate, and none of the directors or their spouses or children under the age of 18 had any rights to subscribe for the securities of the Company or had exercised any such rights during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2001, the following persons were recorded in the register kept by the Company under section 16 of the SDI Ordinance for the purposes of sections 3 to 7 of the SDI Ordinance as being interested in shares representing 10% or more of the issued share capital of the Company:

Name	Note	Number of shares	Approximate shareholding percentage
Calisan	1	80,440,000	17.45%
Great Decision Limited	1	80,440,000	17.45%
Paul Y. - ITC Investment Group Limited	1	80,440,000	17.45%
Paul Y. - ITC Construction Holding (B.V.I.) Limited	1	80,440,000	17.45%
Paul Y.	1	80,440,000	17.45%
Hollyfield Group Limited	1	80,440,000	17.45%
ITC Investment Holdings Limited ("ITC Investment")	1	80,440,000	17.45%
ITC	1	80,440,000	17.45%
Galaxyway Investments Limited	1	80,440,000	17.45%
Chinaview	1	80,440,000	17.45%
Dr. Chan Kwok Keung, Charles	1	80,440,000	17.45%
Well Orient Limited	2	80,440,000	17.45%
Powervote Technology Limited	2	80,440,000	17.45%
Hanny Magnetics (B.V.I.) Limited	2	80,440,000	17.45%
Hanny	2	80,440,000	17.45%

SUBSTANTIAL SHAREHOLDERS - *continued*

Note:

1. Dr. Chan Kwok Keung, Charles owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC. ITC owns the entire interest of ITC Investment which owns the entire interest of Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. Paul Y. owns the entire interest of Paul Y. - ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. - ITC Investment Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, PYBVI, Paul Y., Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan Kwok Keung, Charles were deemed to be interested in 80,440,000 shares of the Company which were held by Calisan.

2. Well Orient Limited ("WOL") is wholly-owned by Powervote Technology Limited ("PTL") which is in turn owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly-owned by Hanny. PTL, Hanny Magnetics, Hanny were deemed to be interested in 80,440,000 shares of the Company which were held by WOL.

Save as disclosed herein and so far as was known to any director of the Company, there was no person who was, directly or indirectly, interested in 10 percent or more of the issued share capital of the Company as at 31st December, 2001.

CONNECTED TRANSACTIONS

1. On 30th January, 2001, the Company through its wholly-owned subsidiary, Happy Access Limited, provided a loan of HK$120,000,000 to China Land for its working capital. The loan was unsecured, bore interest at prevailing market rate and was repayable within two years from the date of drawdown of the loan. Interest expenses of approximately HK$7,413,000 were incurred by China Land. As at the date of this report, repayment of principal amount of HK$14,000,000 was made by China Land.

2. A corporate guarantee was entered into on 15th February, 2001 by the Company in favour of the Wing Hang Bank, Limited (the "Bank") to the extent of HK$19.5 million in respect of the credit facilities of HK$30 million granted by the Bank to Gold Brilliant.

   The corporate guarantee was released during the year.

CONNECTED TRANSACTIONS - *continued*

3. On 28th February, 2001, the Company entered into the following connected transactions:

   - Diao Yu Tai (Holdings) Private Limited, a wholly-owned subsidiary of the Company, disposed of two vehicles at SG$409,000 (equivalent to approximately HK$1,826,000), being the fair market value of the two vehicles as valued by the Automobile Association of Singapore on 7th November, 2000.

     As the purchaser of the two vehicles is an associate of Mr. Oei Hong Leong, who is an ex-director of the Company, the transaction constitutes a connected transaction under the Listing Rules.

   - Ming Hung (Holdings) Limited, a wholly-owned subsidiary of China Land, entered into tenancy agreement with Gunnell Properties Limited and Cycle Company Limited (the "Landlords") in respect of the lease of premises located at 27/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong for a term of two years commencing from 1st March, 2001 to 28th February, 2003 both days inclusive at a monthly payment of HK$193,558.

     As the Landlords are wholly-owned subsidiaries of Paul Y., the transaction constitutes a connected transaction for the Company under the Listing Rules.

   - The Landlords granted a licence to China Barter Trade.com Limited ("CBT"), China Industrial Investment Corporation Limited ("CIIC") and Huey Tai Holdings Limited ("HTH") for unrestricted access and use of certain facilities located at 33/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, for the period from 1st March, 2001 to 28th February, 2002 at a monthly licence fee of HK$45,084 each.

     As CBT is a wholly-owned subsidiary of the Company, CIIC is a wholly-owned subsidiary of China Land and HTH is a subsidiary of Premium Land, the transactions constitute connected transactions of the Company under the Listing Rules.

4. On 8th March, 2001, the Company through its wholly-owned subsidiary, Capital Passion Limited, provided a loan of RMB17,500,000 to China Land for its working capital. The loan was unsecured, bore interest at prevailing market rate per annum and was repayable within two years from the date of the drawdown of the loan. Interest expenses of approximately HK$437,000 were incurred by China Land. As at the date of this report, the amount was fully settled by China Land.

CONNECTED TRANSACTIONS - *continued*

5. On 17th May, 2001, the Company through its wholly-owned subsidiary, Winning Effort Limited, provided a loan of RMB4,800,000 to China Land for its working capital. The loan was unsecured, bore interest at prevailing market rate per annum and was repayable within two years from the date of the drawdown of the loan. Interest expenses of approximately HK$181,000 were incurred by China Land.

6. On 18th May, 2001, the Group, together with Star East, the other shareholder of Gold Brilliant, entered into an agreement to dispose of their respective 65% and 35% interest in Gold Brilliant to Capital Strategic Investment Limited at a consideration of approximately HK$206 million. Gold Brilliant's sole asset is an approximately 74.99% of the entire issued share capital of Premium Land. Pursuant to the agreement, the parties agreed that approximately 9.74% and 5.25% interest in Premium Land held by Gold Brilliant would be transferred to the Group and Star East, respectively, as repayment of the shareholders' loans due by Gold Brilliant to them. After the transfer of shares, Gold Brilliant would hold 60% interest in Premium Land. On the same date, the Group, together with Star East, through Expert Solution Limited ("Expert Solution"), a company in which the Group owns 65% interest, agreed to acquire the entire interest in Actiwater with its principal subsidiaries mainly engaged in media interest business, from Premium Land at a consideration of approximately HK$110 million. As Premium Land and Expert Solution are both non wholly-owned subsidiaries of the Company, the transaction of the acquisition of Actiwater constituted a connected transaction of the Company under the Listing Rules.

7. On 22nd June, 2001, the Company through its wholly-owned subsidiary, Citybest Limited, provided a loan of HK$20,000,000 to China Land for its working capital. The loan was unsecured, bore interest at prevailing market rate per annum and was repayable on or before 1st January, 2003. Interest expenses of approximately HK$97,000 were incurred by China Land. As at the date of this report, the amount was fully settled by China Land.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year, except that the Independent Non-executive Directors of the Company are not appointed for specific terms as they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

POST BALANCE SHEET EVENT

Details of the significant post balance sheet events are set out in note 47 to the financial statements.

AUDITORS

A resolution will be submitted to the Annual General Meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Lien Kait Long
Executive director
16th April, 2002

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 32 to 97 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31st December, 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
16th April, 2002

CONSOLIDATED INCOME STATEMENT

For The Year ended 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Turnover	4	3,234,404	3,158,058
Cost of sales		(2,971,785)	(2,766,813)
Gross profit		262,619	391,245
Other revenue	6	168,178	210,373
Distribution costs		(179,879)	(161,656)
Administrative expenses		(242,744)	(282,226)
Other expenses	7	(909,862)	(869,985)
Loss from operations	8	(901,688)	(712,249)
Finance costs	10	(81,462)	(88,487)
Share of results of associates		(17,997)	(12,147)
Loss before taxation		(1,001,147)	(812,883)
Taxation	11	(5,982)	(6,608)
Loss before minority interests		(1,007,129)	(819,491)
Minority interests		408,399	88,809
Net loss for the year		(598,730)	(730,682)
Dividend	12	-	46,098
Loss per share			
Basic	13	HK$(1.30)	HK$(1.59)
Diluted		N/A	N/A

Consolidated Balance Sheet

At 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Non-Current Assets			
Investment properties	14	**49,341**	71,818
Property, plant and equipment	15	**2,452,199**	2,734,587
Properties under/held for development	16	**137,000**	157,401
Payment for acquisition of land development right	17	**2,727**	-
Intangible asset	18	**-**	107,208
Goodwill	19	**32,708**	-
Interest in associates	21	**176,268**	115,752
Receivables - due after one year	22	**302,439**	18,995
Investments in securities	23	**473,408**	757,197
Loans to minority shareholders	24	**26,765**	28,074
		3,652,855	3,991,032
Current Assets			
Properties held for sale	25	**32,881**	31,081
Inventories	26	**790,288**	869,333
Trade debtors	27	**481,024**	667,817
Receivables - due within one year	22	**107,195**	50,217
Receivables due from associates	21	**13,517**	5,323
Other receivables, deposits and prepayments		**298,722**	367,624
Advances to contractors		**9,439**	184,443
Income and other tax recoverable		**208**	85
Investments in securities	23	**40,000**	67,800
Bank balances and cash		**744,927**	885,228
Pledged bank deposits		**83,520**	612,351
		2,601,721	3,741,302
Current Liabilities			
Creditors and accrued charges	28	**431,885**	674,566
Other payables		**563,821**	415,130
Payables due to related companies	29	**36,492**	-
Payables due to associates	21	**9,625**	-
Income and other taxes payable		**32,871**	43,531
Bank loans and other borrowings	34	**922,272**	1,351,545
		1,996,966	2,484,772
Net Current Assets		**604,755**	1,256,530
		4,257,610	5,247,562

CONSOLIDATED BALANCE SHEET

At 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Capital and Reserves			
Share capital	30	**46,098**	460,979
Reserves	32	**2,174,692**	2,388,875
		2,220,790	2,849,854
Minority Interests		**1,323,582**	1,699,376
Non-Current Liabilities			
Bank loans and other borrowings - due after one year	34	**593,121**	595,213
Deposits received	35	**76,638**	76,638
Loans from minority shareholders	24	**43,479**	26,481
		713,238	698,332
		4,257,610	5,247,562

The financial statements on pages 32 to 97 were approved and authorised for issue by the Board of Directors on 16th April, 2002 and are signed on its behalf by:

Yap, Allan
VICE CHAIRMAN

Lien Kait Long
EXECUTIVE DIRECTOR

Balance Sheet

At 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Non-Current Assets			
Property, plant and equipment	15	**8,722**	8,660
Payment for acquisition of land development right	17	**2,727**	-
Investments in subsidiaries	20	**329,186**	328,189
Receivables due from subsidiaries	20	**1,515,455**	2,179,911
Interest in associates	21	**2**	2
Receivables - due after one year	22	**25,246**	26,480
Investments in securities	23	**19,517**	19,517
		1,900,855	2,562,759
Current Assets			
Receivables due from associates	21	**473**	1,083
Receivables - due within one year	22	**16,239**	4,673
Other receivables, deposits and prepayments		**2,687**	6,595
Bank balances and cash		**106,491**	217,237
		125,890	229,588
Current Liabilities			
Creditors and accrued charges		**2,674**	3,101
Payables due to related companies	29	**1,073**	-
Bank loans and other borrowings	34	**20,011**	8,798
		23,758	11,899
Net Current Assets		**102,132**	217,689
		2,002,987	2,780,448
Capital and Reserves			
Share capital	30	**46,098**	460,979
Reserves	32	**1,246,936**	1,453,360
		1,293,034	1,914,339
Non-Current Liabilities			
Bank loans and other borrowings	34	**35**	-
Payables due to subsidiaries	20	**709,918**	866,109
		2,002,987	2,780,448

Yap, Allan	**Lien Kait Long**
VICE CHAIRMAN	*EXECUTIVE DIRECTOR*

Consolidated Statement of Recognised Gains and Losses

For The Year ended 31st December, 2001

	2001 HK$'000	2000 HK$'000
Exchange differences arising on translation of operations outside Hong Kong	**(7,277)**	(1,223)
Share of reserves of associates		
Goodwill reserve	**-**	(12,097)
Exchange reserve	**(72)**	(7,317)
Non-distributable reserve	**-**	2,204
	(7,349)	(18,433)
Net loss for the year	**(598,730)**	(730,682)
Total recognised losses	**(606,079)**	(749,115)
Negative goodwill arising on acquisition of interests in subsidiaries and associates	**-**	157,581
	(606,079)	(591,534)
Effect of change in accounting policy on adoption of the revised Statement of Standard Accounting Practice 9 - "Events after the Balance Sheet Date" - Increase in retained profits as at 1st January, 2000	**-**	46,098

Consolidated Cash Flow Statement

For The Year ended 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	36	85,876	157,342
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(121,235)	(116,488)
Dividends paid to minority shareholders of subsidiaries		(4,124)	(23,140)
Dividend paid		-	(46,098)
Interest received		71,725	114,714
Dividends received from investments		5,509	6,509
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(48,125)	(64,503)
TAXATION			
Tax paid in other jurisdictions		(8,953)	(7,213)
Refund of tax received in other jurisdictions		6	1,213
NET CASH OUTFLOW FOR TAXATION		(8,947)	(6,000)
INVESTING ACTIVITIES			
Decrease (increase) in pledged bank deposits		528,831	(612,351)
Proceeds from disposal of investments in securities		400,960	1,084,136
Repayment from receivables		389,990	69,067
Proceeds from disposal/dilution of subsidiaries/ business (net of cash and cash equivalents disposed of)	37	283,806	46,496
Proceeds from disposal of investment properties		14,450	-
Capital repatriation from an associate		9,366	-
Repayment from associates		-	177
Proceeds from disposal of property, plant and equipment		5,818	25,873
Repayment from minority shareholders		1,309	-
Advance to receivables		(670,140)	(50,000)
Purchase of subsidiaries/business (net of cash and cash equivalents acquired)	38	(354,450)	(526,312)
Purchase of property, plant and equipment		(279,977)	(211,517)
Purchase of investments in securities		(282,802)	(1,430,640)
Investment in associates		(44,100)	(48,541)
Advance to associates		(17,560)	-
Costs incurred for properties under/held for development		(8,392)	(26,541)
Payment for acquisition of land development right		(2,727)	-
Purchase of additional interest in subsidiaries		-	(6,667)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(25,618)	(1,686,820)

CONSOLIDATED CASH FLOW STATEMENT

For The Year ended 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
NET CASH INFLOW (OUTFLOW) BEFORE FINANCING ACTIVITIES		3,186	(1,599,981)
FINANCING ACTIVITIES	39		
New bank loans and other borrowings raised		1,183,688	1,509,767
Advance from related companies		53,409	-
Contribution from minority shareholders		42,602	15,348
Advance from associates		9,625	-
Repayment of bank loans and other borrowings		(1,393,529)	(1,243,438)
Repayment to related companies		(16,917)	-
Repayment of obligations under hire purchase contracts		(9)	-
Proceeds from issue of shares, net of expenses		-	45,530
NET CASH (OUTFLOW) INFLOW FROM FINANCING ACTIVITIES		(121,131)	327,207
DECREASE IN CASH AND CASH EQUIVALENTS		(117,945)	(1,272,774)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		873,326	2,146,420
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(10,454)	(320)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		744,927	873,326
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		744,927	885,228
Bank overdrafts		-	(11,902)
		744,927	873,326

1. GENERAL

The Company is a public limited company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries and associates are set out in note 20 and 21.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

During the year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these new and revised SSAPs had no significant effect on the financial statements for the current or prior year except that in accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increased the retained profits of the Group and the Company respectively, as at 1st January, 2000 by HK$46,098,000. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the valuation of investment properties, hotel property and investments in securities.

The financial statements have been prepared in accordance with accounting principals generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries and associates which are acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

3. SIGNIFICANT ACCOUNTING POLICIES - *continued*

Goodwill - *continued*

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill previously eliminated against reserves. Accordingly, goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1st January, 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or an associate, the attributable amount of unamortised goodwill/ goodwill previously eliminated against reserve is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate negative goodwill previously credited to reserves. Accordingly, negative goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisition after 1st January, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

3. SIGNIFICANT ACCOUNTING POLICIES - *continued*

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates less any identified impairment loss.

The results of the associates are accounted for by the Company on the basis of dividends received and receivable during the year. Investments in associates are included in the Company's balance sheet at cost as reduced by any identified impairment loss.

Intangible asset

Intangible asset is stated at cost less amortisation and any identified impairment loss. The cost of the intangible asset is amortised over the estimated useful life on a straight line basis.

Recognition of revenue

Revenue of the Group for the year is recognised on the following bases:

Sales of goods is recognised when goods are delivered and title has been passed to the customers.

Hotel revenue from rooms and other ancillary services are recognised when the services are rendered.

Income from sale of completed properties is recognised on the execution of a binding sale and purchase agreement.

Dividend income from investments in securities is recognised when the shareholders' rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from sale of newspaper is recognised when the newspapers are delivered.

Income from advertisement in newspaper is recognised when the relevant advertisement is published.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the period of the respective leases.

3. **SIGNIFICANT ACCOUNTING POLICIES** - *continued*

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value based on professional valuation at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the disposed property is transferred to the income statement.

No depreciation or amortisation is provided on investment properties except where the unexpired term, including the renewal period, of the relevant lease is twenty years or less.

Property, plant and equipment

Properties under construction, toll highway and construction in progress

Properties under construction, toll highway and construction in progress are stated at cost, which includes land cost and the related construction cost and borrowing costs capitalised in accordance with the Group's accounting policies, less accumulated impairment losses. No depreciation or amortisation is provided on properties under construction, toll highway and construction in progress until the construction is completed and the properties, assets or toll highway are ready for use.

3. **SIGNIFICANT ACCOUNTING POLICIES** - *continued*

Property, plant and equipment - *continued*

Hotel property

Hotel property (including interests in land and building and its integral fixed plant) is stated at their open market value based on professional valuation at the balance sheet date. Any surplus or deficit arising from the same asset on the revaluation of the hotel property is credited or charged to the revaluation reserve of the same asset unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the asset revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

No depreciation is provided on hotel property or on its integral fixed plant. It is the Group's policy to maintain these asset in a continual state of sound repair and maintenance and to extend and make improvements thereto from time to time, and accordingly the directors consider that given the estimated life of this asset and its high residual value, any depreciation would be insignificant.

Other property, plant and equipment

Property, plant and equipment, other than properties under construction, toll highway, construction in progress and hotel property, is stated at cost less depreciation and accumulated impairment losses.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation is provided to write off the other items of the property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight line method, at the following rates per annum:

Leasehold land and land use rights	Over the term of the lease or land use rights
Buildings	2% or the term of the lease or land use rights, if shorter
Furniture and fixtures	10% - 25%
Machinery and equipment	10% - 20%
Motor vehicles	12.5% - 25%

Assets held under hire purchase contracts are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

3. SIGNIFICANT ACCOUNTING POLICIES - *continued*

Properties under/held for development

Properties under/held for development where no decision has yet been taken to re-sell or hold for long term purposes are stated at cost less accumulated impairment losses. No depreciation and amortisation is provided on properties under/held for development until the construction is completed and the properties are ready for their intended use.

Costs comprise land cost, construction costs, borrowing costs capitalised in accordance with the Group's accounting policy and other direct costs attributable to the properties under/held for development.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises all costs of purchase. Net realisable value is calculated at the actual or estimated selling price less related costs of marketing and selling.

Operating leases

Rentals payable in respect of operating leases are charged to the income statement on a straight line basis over the relevant lease term.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, which are assets that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

3. SIGNIFICANT ACCOUNTING POLICIES - *continued*

Assets held under hire purchase contracts

Assets held under hire purchase contracts are capitalised at their fair value at the date of acquisition. The corresponding liability to the hirer, net of interest charges, is included in the balance sheet as a hire purchase obligation. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the hire purchase contracts, are charged to the income statement over the period of the relevant contracts so as to produce a constant periodic rate of charge on the remaining balances of the obligation for each accounting period.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of the subsidiaries and associates which are denominated in currencies other than Hong Kong dollar are translated at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in reserves.

Pension/Retirement benefit scheme

The pension costs/retirement benefit scheme contributions relating to the defined contribution scheme/mandatory provident fund scheme charged to the income statement represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes. The amount of contributions payable to previous schemes in jurisdictions other than Hong Kong are charged to the income statement.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

4. TURNOVER

	2001 HK$'000	2000 HK$'000
Sales of goods, net of returns and sales taxes	**2,986,793**	3,091,851
Publication of newspaper	**132,311**	9,818
Sales of properties	**58,800**	12,500
Hotel operation	**50,518**	38,469
Rental income	**5,982**	5,420
	3,234,404	3,158,058

The Group carries out its activities primarily in the People's Republic of China ("PRC") including Hong Kong, details of the analysis of the Group's turnover and contribution to results from operations by principal business segment and geographical market are set out in note 5.

5. SEGMENTAL INFORMATION

Business segments

For management purposes, the Group is currently organised into the following divisions. These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's turnover and contribution to operating results and segmental assets and liabilities by business segments is as follows:

	Toll highway operation HK$'000	Tires HK$'000	Heavy industry HK$'000	Consumer goods HK$'000	Electronic products HK$'000	Pharma-ceutical products HK$'000	Property investment HK$'000	Hotel operation HK$'000	Newspaper publication HK$'000 (Note)	Investment in securities and receivables HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2001													
REVENUE													
External sales	-	2,608,862	115,036	189,706	24,310	62,071	65,662	50,518	132,311	-	76,872	-	3,325,348
Inter-segment sales	-	-	-	-	-	-	1,685	-	-	-	2,193	(3,878)	-
Total revenue	-	2,608,862	115,036	189,706	24,310	62,071	67,347	50,518	132,311	-	79,065	(3,878)	3,325,348
RESULT													
Segment result	(360,272)	(128,124)	2,583	7,180	(6,998)	8,591	(138,553)	(18,125)	(31,663)	(206,741)	(2,782)		(874,904)
Unallocated corporate expenses													(104,018)
Finance costs													(81,462)
Interest income													71,725
Dividend income													5,509
Share of results of associates	-	-	-	-	-	(6,995)	-	-	(8,998)	-	(2,004)		(17,997)
Loss before taxation													(1,001,147)
Taxation													(5,982)
Loss before minority interests													(1,007,129)
Minority interests													408,399
Net loss for the year													(598,730)
Assets and liabilities at 31st December, 2001													
ASSETS													
Segment assets	*841,836*	*2,704,852*	*124,177*	*111,669*	*20,933*	*185,625*	*602,285*	*208,102*	-	*1,037,962*	*96,889*		5,934,330
Interest in associates	-	88,133	-	-	-	-	17,592	-	64,899	-	5,644		176,268
Unallocated total assets													143,978
Consolidated total assets													6,254,576
LIABILITIES													
Segment liabilities	(721,246)	(637,412)	(44,244)	(40,281)	(10,723)	(84,061)	(121,401)	(8,693)	-	-	(2,191)		(1,670,252)
Unallocated corporate liabilities													(1,039,952)
Consolidated total liabilities													(2,710,204)
Other information for the year ended 31st December, 2001													
Capital expenditure													
- Property, plant and equipment	273,565	118,195	4,191	11,167	34	114,393	21,508	-	41,383	-	1,000		585,436
- Properties under/held for development	-	-	-	-	-	-	8,392	-	-	-	-		8,392
- *Investment properties*	-	-	-	-	-	-	96,510	-	-	-	-		96,510
Depreciation and amortisation	-	110,796	4,346	7,594	837	1,079	1,792	-	18,165	-	1,794		146,403
Impairment and revaluation loss	360,272	90,524	-	-	-	-	123,108	25,000	-	50,413	17,592		666,909
Other non-cash expenses	-	84,972	-	-	-	-	-	-	-	139,972	-		224,944

Inter-segment revenue are charged at market rates.

5. SEGMENTAL INFORMATION - *continued*

	Toll highway operation HK$'000	Tires HK$'000	Heavy industry HK$'000	Consumer goods HK$'000	Electronic products HK$'000	Pharma-ceutical products HK$'000	Property investment HK$'000	Hotel operation HK$'000	Newspaper publication HK$'000 (Note)	Investment in securities and receivables HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2000													
REVENUE													
External sales	-	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	-	58,841	-	3,247,208
Inter-segment sales	-	-	-	-	-	-	-	-	-	-	2,519	(2,519)	-
Total revenue	-	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	-	61,360	(2,519)	3,247,208
RESULT													
Segment result	-	(35,382)	(19,572)	5,467	(73)	30,241	2,743	(4,191)	(7,626)	(765,356)	12,993		(780,756)
Unallocated corporate expenses													(52,716)
Finance costs													(88,487)
Interest income													114,714
Dividend income													6,509
Share of results of associates	-	-	-	-	-	-	-	-	-	6,968	(19,115)		(12,147)
Loss before taxation													(812,883)
Taxation													(6,608)
Loss before minority interests													(819,491)
Minority interests													88,809
Net loss for the year													(730,682)
Assets and liabilities at 31st December, 2000													
ASSETS													
Segment assets	1,101,600	3,049,173	51,009	175,658	55,113	-	699,072	233,261	163,644	948,731	165,884		6,643,145
Interest in associates	-	89,889	-	-	-	-	-	-	-	-	25,863		115,752
Unallocated total assets													973,437
Consolidated total assets													7,732,334
LIABILITIES													
Segment liabilities	(638,906)	(742,576)	(51,651)	(61,970)	(15,973)	-	(194,552)	(21,722)	(44,295)	-	(10,186)		(1,781,831)
Unallocated corporate liabilities													(1,401,273)
Consolidated total liabilities													(3,183,104)
Other information for the year ended 31st December, 2000													
Capital expenditure													
- Property, plant and equipment	873,273	65,086	32,352	8,609	3,302	-	458,205	225,000	-	-	2,116		1,667,943
- Properties under/held for development	-	-	-	-	-	-	200,410	-	-	-	-		200,410
- Investment properties	-	-	-	-	-	-	71,818	-	-	-	-		71,818
- Intangible assets	-	-	-	-	-	-	-	-	107,656	-	-		107,656
Depreciation and amortisation	-	79,441	18,227	8,420	3,426	-	1,430	-	448	-	-		111,392
Impairment loss	-	42,277	-	-	-	-	-	-	-	46,000	26,724		115,001
Other non-cash expenses	-	11,382	-	-	-	-	-	-	-	482,656	-		494,038

Inter-segment revenue are charged at market rates.

5. SEGMENTAL INFORMATION - *continued*

Note:

In December 2001, the Group's interest in Actiwater Resources Limited ("Actiwater"), which is mainly engaged in newspaper publishing, was disposed of to Sing Pao Media Group Limited ("Sing Pao Media", formerly STAREASTnet.com Corporation). The gain on disposal of Actiwater was approximately HK$93,806,000.

Upon the completion of the disposal, the Group held approximately 27.97% interest in Sing Pao Media and the business segment of newspaper publishing was regarded as discontinued operation in 2001.

Geographical Segments

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

	Turnover		Contribution to loss from operations	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
PRC, other than Hong Kong	**3,006,346**	3,144,185	**(168,095)**	(55,713)
Hong Kong	**228,058**	13,873	**(673,894)**	(647,819)
Overseas	**-**	-	**(59,699)**	(8,717)
	3,234,404	3,158,058	**(901,688)**	(712,249)
Finance costs			**(81,462)**	(88,487)
Share of results of associates			**(17,997)**	(12,147)
Loss before taxation			**(1,001,147)**	(812,883)

5. SEGMENTAL INFORMATION - *continued*

Geographical Segments - *continued*

The following is an analysis of the carrying amount of segment assets, and capital additions analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
PRC, other than Hong Kong	**4,799,836**	5,554,164	**676,251**	1,937,167
Hong Kong	**1,052,700**	1,614,158	**14,087**	110,660
Overseas	**402,040**	564,012	**-**	-
	6,254,576	7,732,334	**690,338**	2,047,827

6. OTHER REVENUE

	2001	2000
	HK$'000	HK$'000
Net gain on disposal/dilution/of interest in subsidiaries/business *(note a)*	**26,057**	16,892
Add: Goodwill previously credited to reserves	**25,262**	3,958
Exchange reserve realised	**650**	691
Non-distributable reserves realised	**11,078**	3,151
	63,047	24,692
Gain on disposal/dilution of interest in associates *(note b)*	**-**	15,436
Add/(Less): Goodwill previously written off against reserves	**-**	(3,751)
Exchange reserve realised	**-**	2,735
Non-distributable reserves realised	**-**	557
	-	14,977
Interest income	**71,725**	114,714
Dividend income from listed investments	**5,509**	6,509
Write-back of allowance for bad debts	**10,390**	9,754
Others	**17,507**	39,727
	168,178	210,373

6. OTHER REVENUE - *continued*

Notes:

(a) The net gain on disposal/dilution of interest in subsidiaries/business in 2001 comprises (i) the gain on disposal of the Group's interest in Actiwater of approximately HK$93,806,000; disposal of Gold Brilliant Limited of approximately HK$3,309,000 and disposal of other subsidiaries of HK$16,035,000 and (ii) the net loss on disposal of the Group's interest in Dalian C.S.I. Metal Containers Co., Ltd of approximately HK$8,812,000; Ningbo Zhonghua Electronics Co., Ltd of approximately HK$255,000; dilution of the Group's interest in China Land Group Limited ("China Land") of approximately HK$30,038,000 and the loss on disposal of certain business in Double Happiness Tyre Industries Corporation Limited of approximately HK$10,998,000.

The net gain on disposal/dilution/partial disposal of the interest in subsidiaries in 2000 comprised (i) the net gain on disposal of the Group's interest in China Estate (Holdings) Limited of HK$12,444,000; Yantai C.S.I. Pharmaceutical Company Limited of HK$30,241,000; and partial disposal of other subsidiaries of HK$5,036,000; and (ii) the net loss on disposal of the Group's interest in Wuxi C.S.I. Mechanical and Electrical Equipment Company Limited of HK$5,673,000 and Ningbo C.S.I. Power & Machinery Group Company Limited of HK$17,356,000.

(b) The net gain on disposal/dilution of interest in associates in 2000 comprised (i) loss on disposal of the Group's interest in China Packaging Equipment (H.K.) Company Limited of HK$2,488,000; (ii) the net gain on dilution of the Group's interest in Asia Fiber Holdings Limited of HK$7,407,000; and (iii) the net gain on dilution of the Group's interest in Pacificnet.com, Inc. ("Pacificnet" formerly known as Creative Master International, Inc.) of HK$10,058,000.

7. OTHER EXPENSES

	2001 HK$'000	2000 HK$'000
Impairment and revaluation loss on *(note a)*:		
- toll highway	360,272	-
- properties under construction	63,257	-
- construction in progress *(note b)*	61,493	-
- hotel property	25,000	-
- machinery and equipment	17,863	-
- motor vehicles	1,156	-
	529,041	-
- properties under/held for development	28,793	-
- properties held for sale	11,081	-
- investment properties	19,977	-
- goodwill of subsidiaries and associates	14,005	26,724
- interest of an associate	3,587	-
Unrealised holding loss on investments in securities	139,972	482,656
Allowance for bad and doubtful debts	84,972	11,382
Loss on disposal of investments in securities	15,182	260,946
Loss on disposal of property, plant and equipment	2,827	-
Impairment loss recognised in respect of inventories	10,012	42,277
Impairment loss recognised in respect of loan and interest receivables	50,413	46,000
	909,862	869,985

Notes:

(a) During the year, the directors of the Group reviewed the carrying amount of the property interests of the Group in light of the current market condition, and with reference to the valuation report made by independent firms of professional property valuers, the directors identified impairment and revaluation loss on the property held by the Group. Accordingly, the impairment and revaluation loss has been recognised in the consolidated income statement for the year. Details of these are set out in notes 14, 15 and 16 to the financial statements.

7. OTHER EXPENSES - *continued*

Notes: - continued

(b) Since 1993, one of the Company's subsidiaries, Double Happiness Tyre Industries Corporation Limited ("DH") has undertaken the construction of a radial tire factory (the "Project"). In 1995, the Project was temporarily suspended and the total costs incurred for the Project up to 31st December, 2000 were approximately RMB257,844,000 (equivalent to approximately HK$242,107,000). These costs have been included in construction in progress. Managements of DH and its immediate holding company, China Enterprises Limited ("China Enterprises", formerly China Tire e-commerce.com Limited and China Tire Holdings Limited) are in the process of formulating and compromising on a financing plan for the Project. A major reassessment on the capacity and technical specifications for the facility was carried out in 1999 and an appraisal ("the Appraisal") of the replacement costs of the facilities was also conducted by a third party PRC asset appraiser based on an assumption that the construction of the Project will be resumed. In the absence of a definite financing plan, the directors of China Enterprises also performed an assessment ("the Assessment") of the value of the assets of the Project as at 31st December, 1999.

Based on the results of the Appraisal and the Assessment, an aggregate potential impairment loss provision was made to write down the carrying value of the assets of the Project by approximately RMB122,400,000 (equivalent to HK$114,887,000) during the year ended 31st December 1999.

A further assessment ("Second Assessment") on the assets of the Project was performed and a valuation of the fair market value of the assets was conducted by American Appraisal Hongkong Limited, an independent firm of professional valuer. Based on the results of the Second Assessment, the directors considered no further provision is required for the carrying value of the assets of the Project for the year ended 31st December 2000.

As at 31st December, 2001, management of DH and China Enterprises have reviewed the carrying amount of the Project with reference to its estimated selling price. An impairment loss of HK$61,493,000, representing the difference between the estimated selling price and the carrying amount of the Project, has been identified and has been recognised in the consolidated income statement.

8. LOSS FROM OPERATIONS

	2001 HK$'000	2000 HK$'000
Loss from operations has been arrived at after charging:		
Staff costs		
- directors remuneration *(note 9(a))*	**2,696**	10,593
- other staff costs *(Note 9(b))*	**302,566**	304,254
- retirement benefits scheme contributions, excluding directors	**37,050**	38,750
Total staff costs	**342,312**	353,597
Less: amount capitalised in toll highway, properties under/held for development and properties under construction	**(6,565)**	-
	335,747	353,597
Auditors' remuneration		
Current year	**6,521**	5,908
Overprovision in prior year	**(2,135)**	(21)
Depreciation and amortisation of property, plant and equipment:		
- owned assets	**140,967**	110,944
- assets under hire purchase contracts	**7**	-
Less: amount capitalised in toll highway	**(231)**	-
	140,743	110,944
Amortisation of intangible asset included in administrative expenses	**4,934**	448
Amortisation of goodwill included in administrative expenses	**495**	-
Loss on disposal of property, plant and equipment	**2,827**	310
Loss on disposal of investment properties	**50**	-
and after crediting:		
Net rental income in respect of premises after outgoings of HK$28,000 (2000: HK$36,000)	**11,886**	11,406

9. DIRECTORS' AND EMPLOYEE REMUNERATION

(a) DIRECTORS' REMUNERATION

	2001 HK$'000	2000 HK$'000
Fees		
- Executive directors	-	7,398
- Non-executive directors	295	50
- Independent non-executive directors	216	345
	511	7,793
Other emoluments		
- Executive directors		
Salaries and other benefits	2,185	2,800
	2,696	10,593

The number of directors whose remuneration falls within the bands set out below is as follows:

HK$	2001 Number of directors	2000 Number of directors
Nil to 1,000,000	12	10
1,000,001 to 1,500,000	1	1
1,500,001 to 2,000,000	-	1
3,500,001 to 4,000,000	-	-
7,000,001 to 8,000,000	-	1
	13	13

During the year, no emoluments were paid by the Group to any director as an inducement to join or upon joining the Group or as compensation for loss of office.

9. DIRECTORS' AND EMPLOYEE REMUNERATION - *continued*

(b) EMPLOYEES' REMUNERATION

The five highest paid individuals in the Group included two directors (2000: three directors) of the Company, details of whose remuneration are set out above. The aggregate remuneration of the remaining highest paid individuals, who are employees of the Group, is as follows:

	2001 HK$'000	2000 HK$'000
Remuneration, salaries and other benefits	**3,595**	2,948

HK$	2001 Number of employees	2000 Number of employees
Nil to 1,000,000	**1**	-
1,000,001 to 1,500,000	**2**	1
1,500,001 to 2,000,000	**-**	1
	3	2

10. FINANCE COSTS

	2001 HK$'000	2000 HK$'000
Interest on borrowings wholly repayable within five years:		
Bank borrowings	**81,423**	89,709
Other borrowings	**198**	51
Obligations under hire purchase contracts	**9**	-
	81,630	89,760
Interest on bank borrowings not wholly repayable within five years	**39,605**	26,728
	121,235	116,488
Less: Amount capitalised in toll highway	**(39,773)**	(28,001)
	81,462	88,487

11. TAXATION

	2001 HK$'000	2000 HK$'000
The (credit) charge comprises:		
Hong Kong Profits Tax		
Overprovision in prior years	-	(183)
	-	(183)
Taxation in other jurisdictions	**12,982**	6,791
Overprovision in prior years	**(7,000)**	-
Taxation attributable to the Company and its subsidiaries	**5,982**	6,608

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. As the Company's PRC subsidiaries are Sino-foreign joint venture enterprises, they are eligible for certain tax holidays and concessions. Accordingly, certain of the PRC subsidiaries were exempted from PRC income tax or subject to tax at reduced rates. PRC income tax is calculated at the applicable rates relevant to the PRC subsidiaries.

Details of deferred taxation are set out in note 33.

12. DIVIDEND

	2001 HK$'000	2000 HK$'000
Final dividend in 1999 at HK$0.01 per ordinary share as a result of adoption of revised SSAP 9 described in note 2	-	46,098

13. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the year of HK$598,730,000 (2000: HK$730,682,000) and on the adjusted weighted average of 460,978,942 (2000: 459,375,955) ordinary shares in issue during the year, after adjustment for the effect of the consolidation of the Company's shares as set out in note 30.

No disclosure of the diluted loss per share has been calculated for both years as the exercise of the share options would result in a decrease in loss per share.

14. INVESTMENT PROPERTIES

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
VALUATION		
At 1st January	**71,818**	51,954
Acquired on acquisition of subsidiaries	**96,510**	71,818
Eliminated on disposal of subsidiaries	**(84,510)**	(51,954)
Disposal	**(14,500)**	-
Deficit arising on revaluation	**(19,977)**	-
At 31st December	**49,341**	71,818

The Group's investments properties were revalued at 31st December, 2001 by CB Richard Ellis Limited and RHL Appraisal Limited, independent firms of professional property valuers, on an open market value basis. Deficit arising on the revaluation of HK$19,977,000 has been charged to the consolidated income statement.

The Group's investment properties are held for rental under operating leases.

The carrying value of the investment properties comprises:

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Properties held under medium-term leases in Hong Kong	**12,000**	14,500
Properties held under medium-term land use right in the PRC	**37,341**	57,318
	49,341	71,818

15. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Furniture and fixtures	Machinery and equipment	Motor vehicles	Properties under construction	Toll highway	Construction in progress	Hotel property	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP									
COST OR VALUATION									
At 1st January, 2001	485,396	19,779	1,073,381	44,511	385,832	897,273	196,906	225,000	3,328,078
Acquired on acquisition of subsidiaries	16,598	15,714	13,871	1,709	-	-	29,179	-	77,071
Additions	3,236	14,087	97,175	3,050	18,257	273,565	98,995	-	508,365
Transfer	119	-	168,918	3,825	-	-	(172,862)	-	-
Disposals	(1,370)	(4,733)	(12,416)	(5,743)	-	-	-	-	(24,262)
Deficit on revaluation	-	-	-	-	-	-	-	(25,000)	(25,000)
Disposal of subsidiaries	(47,829)	(17,862)	(206,950)	(6,414)	-	-	(238)	-	(279,293)
At 31st December, 2001	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
Comprising:									
At cost	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	-	3,384,959
At valuation	-	-	-	-	-	-	-	200,000	200,000
	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
DEPRECIATION AND AMORTISATION									
At 1st January, 2001	115,771	14,110	432,211	31,399	-	-	-	-	593,491
Provided for the year	22,532	4,294	110,404	3,744	-	-	-	-	140,974
Impairment loss	-	-	17,863	1,156	63,257	360,272	61,493	-	504,041
Eliminated on disposals	(448)	(3,946)	(8,138)	(3,085)	-	-	-	-	(15,617)
Eliminated on disposal of subsidiaries	(13,838)	(2,973)	(67,378)	(5,940)	-	-	-	-	(90,129)
At 31st December, 2001	124,017	11,485	484,962	27,274	63,257	360,272	61,493	-	1,132,760
NET BOOK VALUES									
At 31st December, 2001	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199
At 31st December, 2000	369,625	5,669	641,170	13,112	385,832	897,273	196,906	225,000	2,734,587

15. PROPERTY, PLANT AND EQUIPMENT - *continued*

(a) Toll highway represents the Group's interest in a toll highway under construction in Shenzhen ("Shenzhen Highway"). In view of the fact that the toll rates approved by relevant PRC government authorities were lower than their budgeted rates, the Group has recognised impairment loss with reference to the valuation made by Grant Sherman Appraisal Limited, an independent firm of professional property valuers under a discounted cash flow method, using a discount rate of 20% and taking into consideration the expected future cost to complete the Shenzhen Highway and of the traffic projections and studies conducted by Scott Wilson (Hong Kong) Limited, an independent traffic consultant of the Shenzhen Highway. An impairment loss of approximately HK$360,272,000 has been identified which has been recognised in the consolidated income statement in the current year. A subsidiary of the Company has been granted the right to operate and manage the Shenzhen Highway for a period of 25 years up to 30th November, 2022.

(b) The Group's hotel property was revalued at 31st December, 2001 by CB Richard Ellis Limited, an independent firm of professional property valuers, on an open market value basis.

The hotel property is situated in the PRC, other than Hong Kong, is held under medium-term land use right. The Group has been granted the right to operate and manage the hotel for a period from January 1987 to January 2017, and subject to certain conditions to be fulfilled, the operating period may be extended for a further period of 20 years.

(c) The properties under construction are situated in the PRC, other than Hong Kong, and are held under medium-term land use right. In view of the market condition, the Group has recognised an impairment loss with reference to the valuation made by CB Richard Ellis Limited, an independent firm of professional property valuers, on an open market basis. An impairment loss of approximately HK$63,257,000 has been identified which has been recognised in the consolidated income statement in the current year.

(d) The Group reviewed the carrying amount of machinery and equipment and motor vehicles using the estimated selling prices of the machinery and equipment and motor vehicles in the proposed agreement entered into between the Group and the potential purchaser. An impairment loss of approximately HK$19,019,000 representing the difference between the estimated selling prices and the carrying amount was identified which has been recognised in the consolidated income statement.

15. PROPERTY, PLANT AND EQUIPMENT - *continued*

(e) At 31st December, 2001, included in net book value of toll highway is interest capitalised of HK$77,719,000 (2000: HK$37,946,000).

	Land and buildings HK$'000	Furniture and fixtures HK$'000	Machinery and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
THE COMPANY					
COST					
At 1st January, 2001	6,824	2,511	3,274	-	12,609
Additions	-	71	231	541	843
Disposals	-	(922)	(1,862)	-	(2,784)
At 31st December, 2001	6,824	1,660	1,643	541	10,668
DEPRECIATION					
At 1st January, 2001	191	983	2,775	-	3,949
Provided for the year	170	308	208	68	754
Eliminated on disposals	-	(920)	(1,837)	-	(2,757)
At 31st December, 2001	361	371	1,146	68	1,946
NET BOOK VALUES					
At 31st December, 2001	6,463	1,289	497	473	8,722
At 31st December, 2000	6,633	1,528	499	-	8,660

The net book value of the land and buildings shown above comprises:

	THE GROUP		THE COMPANY	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Properties held under medium-term land use rights in the PRC, other than Hong Kong	**332,133**	369,625	**6,463**	6,633

The net book value of motor vehicle as at 31st December, 2001 included an amount of approximately HK$263,000 in respect of assets held under hire purchase contracts. No assets were held under hire purchase contracts as at 31st December, 2000.

16. PROPERTIES UNDER/HELD FOR DEVELOPMENT

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
COST		
At 1st January	**157,401**	-
Acquired on acquisition of a subsidiaries	**-**	173,869
Development costs incurred during the year	**8,392**	26,541
Impairment loss	**(28,793)**	-
Transfer to properties held for sale	**-**	(43,009)
At 31st December	**137,000**	157,401

Comprising:

	2001	2000
	HK$'000	HK$'000
Properties held under medium-term land use rights in the PRC, other than Hong Kong	**111,000**	131,086
Properties held under long-term land use rights in the PRC, other than Hong Kong	**26,000**	26,315
	137,000	157,401

Included above is the Group's interest in development projects of the Hong Kong Macau Square under medium-term land use right in Huizhou and of Lang De Dong under long-term land use rights in Taishan. In view of the market condition, the Group has made impairment losses, with reference to the valuation made by CB Richard Ellis Limited and RHL Appraisal Limited, both of which are independent firms of professional property valuers, on an open market basis. An impairment loss of approximately HK$28,793,000 has been identified which has been recognised in the consolidated income statement in the current year.

17. PAYMENT FOR ACQUISITION OF LAND DEVELOPMENT RIGHT

THE GROUP AND THE COMPANY

During the year, an agreement was entered into between the Company and 北京市順義區李橋鎮人民政府 (the "People's Government of Li Qiao Town") for the joint development project of a piece of land which is adjacent to the eastern side of Beijing Capital Airport, the PRC, under which the Company agreed to make an aggregate payment of approximately HK$216,981,000 (equivalent to RMB230,000,000) to the People's Government of Li Qiao Town for the land development right of the project.

As at 31st December, 2001, a partial payment of approximately HK$2,727,000 (equivalent to RMB3,000,000) was paid by the Company.

18. INTANGIBLE ASSET

	THE GROUP	
	2001 HK$'000	2000 HK$'000
COST		
At 1st January	**107,656**	-
Addition	-	107,656
Eliminated on disposal of subsidiary	**(107,656)**	-
At 31st December	-	107,656
AMORTISATION		
At 1st January	**448**	-
Provided for the year	**4,934**	448
Eliminated on disposal of subsidiary	**(5,382)**	-
At 31st December	-	448
NET BOOK VALUES		
At 31st December	-	107,208

The intangible asset represents the rights to publish newspaper under the trademarks and tradenames of "Sing Pao" and was amortised over a period of 20 years.

19. GOODWILL

	THE GROUP HK$'000
COST	
Arising on acquisition of subsidiaries during the year	53,112
Eliminated on disposal of subsidiaries	(19,909)
At 31st December, 2001	33,203
AMORTISATION	
Provided for the year and at 31st December, 2001	495
NET BOOK VALUES	
At 31st December, 2001	32,708
At 31st December, 2000	-

Goodwill is amortised on a straight line basis and the amortisation period for goodwill is 20 years.

20. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/PAYABLES DUE TO SUBSIDIARIES

	2001 HK$'000	2000 HK$'000
Investments in subsidiaries		
Shares listed overseas, at cost	**228,703**	228,703
Unlisted shares, at cost	**100,483**	99,486
	329,186	328,189
Market value of listed shares	**23,868**	56,935
Receivables due from subsidiaries		
Amounts due from subsidiaries	**3,598,640**	3,051,781
Less: Impairment loss recognised	**(2,083,185)**	(871,870)
	1,515,455	2,179,911
Payables due to subsidiaries		
Amounts due to subsidiaries	**709,918**	866,109

The receivables due from and payables due to subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year, the directors of the Company reviewed the carrying amount of the interests in subsidiaries of the Company in light of the current market condition, the directors identified impairment and revaluation losses on properties and unrealised loss on other investment held by the subsidiaries with reference to professional valuation report and market value of shares an impairment loss of approximately HK$1,211 million has been identified in respect of the receivables due from subsidiaries. Accordingly, the whole amount has been recognised in the income statement as impairment losses for the year.

20. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/PAYABLES DUE TO SUBSIDIARIES - *continued*

Particulars of the principal subsidiaries at 31st December, 2001 are as follows:

Name of subsidiary	Place of incorporation/ registration and operation	Issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued share capital/ registered capital held by the Company		Principal activities
			Directly %	Indirectly %	
Australia Net.Com Limited ("Australia Net.Com")	Australia *(note a)*	A$31,184,116	-	57.26 *(note a)*	Investment holding
China Land	Bermuda *(note b)*	US$27,248,386	-	65.56 (note b)	Investment holding
China Pharmaceutical Industrial Limited	Hong Kong	HK$2	-	57.26	Investment holding
China Enterprises	Bermuda *(note c)*	Supervoting Common Stock US$30,000 Common Stock US$60,173	33.27 *(note c)*	24.84 *(note c)*	Investment holding
DH *(note f)*	PRC	RMB280,684,311	-	55 *(note c)*	Inactive
Dazhai C.S.I. Cement Co., Ltd. *(note f)*	PRC	RMB17,000,000	51	-	Manufacture of cement
Rosedale Hotel Guangzhou Co., Ltd. (formerly known as Guangzhou Jiang Nan Hotel Co., Ltd.) *(note e)*	PRC	HK$89,700,000	-	81	Hotel operation
Guang Zhou Jiang Nan Property Co., Ltd. *(note e)*	PRC	HK$68,000,000	-	75	Property development

20. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/PAYABLES DUE TO SUBSIDIARIES – *continued*

Name of subsidiary	Place of incorporation/ registration and operation	Issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued share capital/ registered capital held by the Company Directly %	Indirectly %	Principal activities
Hangzhou Zhongce Rubber Company Limited ("Hangzhou Rubber") *(note f)*	PRC	RMB469,748,777	-	51 *(note c)*	Manufacture of tires
Huizhou World Express Property Ltd. *(note e)*	PRC	HK$109,200,000	-	70	Property development
Ningbo Zhonghua Taifeng Food Co., Ltd. *(note f)*	PRC	RMB89,004,566	-	51	Production of flour, monosodium glutamate and related food products
Shenzhen Longchen Xinyuan Industrial Co., Ltd ("Longchen Xinyuan") *(note f)*	PRC	RMB100,000,000	-	60	Construction and operation of toll highway
Shenzhen SEZ Development Centre Co., Ltd. *(note e)*	PRC	HK$290,000,000	-	86	Development, holding and trading of properties
Tung Fong Hung Investment Limited ("Tung Fong Hung") *(note d)*	British Virgin Islands	US$10,000	-	100	Manufacture and trading of Chinese and western pharmaceutical products
Yantai C.S.I. Rubber Co., Limited *(note f)*	PRC	RMB60,000,000	-	51 *(note c)*	Manufacture of tires
Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. *(note f)*	PRC	RMB667,833,000	-	51 *(note c)*	Manufacture of tires

20. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/PAYABLES DUE TO SUBSIDIARIES - *continued*

Notes:

a. Australia Net.Com operates both in Australia and Hong Kong and its shares are listed on the Australian Stock Exchange. Australia Net.Com and its subsidiaries are mainly engaged in the investment holding activities.

b. China Land operates in the PRC and Hong Kong and its shares are listed on the Hong Kong Stock Exchange.

c. China Enterprises operates in the PRC and its shares are listed on the New York Stock Exchange. The Group holds a 55.2% effective equity interest and an 88.8% voting interest in China Enterprises. China Enterprises is a holding company which owns a majority stake in DH, Hangzhou Rubber, Yantai C.S.I. Rubber Co., Limited and Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. at 31st December, 2001.

d. Tung Fong Hung operates in Hong Kong.

e. This is a PRC Sino-foreign co-operative joint venture.

f. This is a PRC Sino-foreign equity joint venture.

None of the subsidiaries had any loan capital subsisting at the end of the year or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

21. INTEREST IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Interest in associates				
Share of net assets	**156,132**	115,752	**-**	-
Goodwill	**20,136**	-	**-**	-
Unlisted shares, at cost	**-**	-	**2**	2
	176,268	115,752	**2**	2
Receivables due from associates				
Amounts due from associates	**13,517**	5,323	**473**	1,083
Payables due to associates				
Amounts due to associates	**9,625**	-	**-**	-

The amounts due from/to associates are unsecured, non-interest bearing and repayable on demand.

The amount of HK$20,136,000 mainly represented goodwill arising on acquisition of Sing Pao Media in December, 2001.

21. INTEREST IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES - *continued*

Particulars of the principal associates at 31st December, 2001 are as follows:

Name of associate	Place of incorporation/ registration	Place of operation	Proportion of nominal value of issued share capital/ registered capital held indirectly by the Company %	Principal activities
Hangzhou Zhongce Land Co., Ltd.	PRC	PRC	50	Property development and investment
Hangzhou Sunrise Rubber Co., Ltd. ("Sunrise")	PRC	PRC	49.2	Manufacture of tire
Pacificnet	Delaware, United States of America	Hong Kong and Singapore	29.52	Development, marketing and supporting full services of business to business e-commerce solutions
Sing Pao Media	Cayman Islands	Hong Kong	27.97	Media and publishing business "Sing Pao Daily News" and "Wide Angle Magazine", provision of multimedia entertainment and life-style information to the Chinese community worldwide

In 1998, the Group invested in Sunrise through Hangzhou Rubber for a total investment and registered capital of US$29,980,000. The investment commitment was satisfied by the contribution of a radial tire factory under construction. The radial tire factory commenced operations during the year.

During the year, the entire interest in Actiwater was disposed of to Sing Pao Media at a consideration satisfied both by cash and shares issued in Sing Pao Media. Following the completion of the disposal, the Group held approximately 27.97% interest in Actiwater.

21. INTEREST IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES - *continued*

The above table lists the associates of the Group which, in the opinion of the directors, constituted a substantial portion of the share of results or of net assets of the associates. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

22. RECEIVABLES

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Loan and interest receivables *(note a)*				
- secured	**270,474**	-	**-**	-
- unsecured	**189,039**	50,000	**41,457**	31,153
Receivables due from related companies *(note b)*	**534**	-	**28**	-
Receivables due from PRC entities *(note c)*	**-**	65,212	**-**	-
	460,047	115,212	**41,485**	31,153
Less: Impairment loss recognised	**(50,413)**	(46,000)	**-**	-
	409,634	69,212	**41,485**	31,153
Less: Amounts due within one year and shown under current assets	**(107,195)**	(50,217)	**(16,239)**	(4,673)
Amounts due after one year	**302,439**	18,995	**25,246**	26,480

Notes:

(a) Included in secured loan and interest receivables of approximately HK$123,491,000 and HK$110,583,000 were due from Danwei Limited ("Danwei") and Lucklong Venture Limited ("Lucklong") respectively. Mr. Lau Ko Yuen, Tom, alternate director to Ms. Chau Mei Wah, Rosanna of the Group, is a director of the ultimate holding company of Danwei and Lucklong. In addition, Ms. Chau Mei Wah, Rosanna, director of the Company, is also a director of Danwei and Lucklong. Shares of certain property holding companies held by Danwei and Lucklong were pledged to the Group as securities to the loans.

Included in unsecured loan and interest receivables were amounts of approximately HK$51,701,000 (2000: Nil) due from investees of the Group and of approximately HK$45,183,000 (2000: HK$34,000,000) advanced to China Development Corporation Limited, a former associate of the Group.

All the loan receivables carry interest at the prevailing market rate.

22. RECEIVABLES - *continued*

(b) Details of the receivables due from related companies are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Paul Y. - ITC Management Limited	24	-	-	-
Star East Bob Limited	160	-	-	-
Star East Management Services Limited	157	-	-	-
Rosedale Hotel Management Limited	113	-	-	-
Star East Holdings Limited	80	-	28	-
	534	-	28	-

The amounts are unsecured, non-interest bearing and repayable on demand.

Paul Y. - ITC Management Limited and Rosedale Hotel Management Limited are wholly owned subsidiaries of substantial shareholders of the Company.

Star East Management Services Limited and Star East Bob Limited are the subsidiaries of Star East Holdings Limited, in which certain directors of the Company have beneficial interest.

Star East Holdings Limited is a company, in which certain directors of the Company have beneficial interest.

(c) Receivables from PRC entities as at 31st December, 2000 consisted primarily of a loan to a former joint venture partner and was fully settled during the year.

23. INVESTMENTS IN SECURITIES

	THE GROUP Other investments		THE COMPANY Other investments	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Equity securities:				
Listed	261,403	316,375	-	-
Unlisted	73,279	187,225	18,692	18,692
	334,682	503,600	18,692	18,692
Debt securities:				
Listed	-	209,459	-	-
Unlisted	177,188	110,400	-	-
	177,188	319,859	-	-
Club debenture	1,538	1,538	825	825
Total	513,408	824,997	19,517	19,517

	THE GROUP Other investments		THE COMPANY Other investments	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Total and reported as:				
Listed				
Hong Kong	214,248	207,671	-	-
Elsewhere	47,155	318,163	-	-
Unlisted	252,005	299,163	19,517	19,517
	513,408	824,997	19,517	19,517
Classified under				
Current	40,000	67,800	-	-
Non-current	473,408	757,197	19,517	19,517
	513,408	824,997	19,517	19,517
Market value of listed securities	261,403	525,834	-	-

23. INVESTMENTS IN SECURITIES - *continued*

The carrying value of listed securities in Hong Kong at 31st December, 2001 included an amount of HK$71,005,500 and HK$60,834,000 (2000: HK$Nil and HK$74,178,000) representing 9.16% and 10% (2000: Nil and 10.01%) interest in Panva Gas Holdings Limited ("Panva Gas") and Ming Pao Enterprises Corporation Limited ("Ming Pao"), respectively. Panva Gas and Ming Pao are incorporated in Cayman Islands and Bermuda respectively and both are listed on the Hong Kong Stock Exchange.

The carrying value of the overseas listed debt securities at 31st December, 2000 represented PCCW convertible bonds ("PCCW Bond"). The PCCW Bond is guaranteed by PCCW, carries interest at 3.5% per annum, matures on 5th December, 2005 and will be redeemed at 120.12 per cent of the principal amount together with accrued interest.

Unless previously redeemed or purchased and cancelled, the PCCW Bond entitles the holders at any time after 5th January, 2001 up to 21st November, 2005 to convert the PCCW Bond into shares of PCCW at an initial conversion price of US$1.0083 per share (equivalent to approximately HK$7.865 per share), subject to adjustment.

The PCCW Bond were fully disposed of during the year.

The carrying value of the unlisted debt securities at 31st December, 2001 included an investment of HK$52,585,000 in convertible bond ("G-Prop Bond") issued by G-Prop (Holdings) Limited, a company listed on the Hong Kong Stock Exchange. The G-Prop Bond is non-interest bearing and is due to redeem on 10th December, 2004 at HK$57,000,000. It entitled the holders at any time after 10th December, 2001 and up to 10th December, 2004 to convert the G-Prop Bond into shares in G-Prop (Holdings) limited at a conversion price of HK$0.28 per share (subject to adjustment).

The carrying value of G-Prop Bond at 31st December, 2000 of HK$50,400,000 carried interest of 7.5% per annum and was fully redeemed by G-Prop (Holdings) Limited during the year.

The carrying value of the unlisted debt securities at 31st December, 2001 also included promissory note of HK$40,000,000 (2000: HK$60,000,000) to a third party carries interest at prevailing market rate per annum, and secured by shares in China Development Corporation Limited, a company listed on the Stock Exchange of Hong Kong.

24. LOANS FROM/TO MINORITY SHAREHOLDERS

THE GROUP

The amounts are unsecured, non-interest bearing and will not be repaid within one year and are therefore shown as non-current.

25. PROPERTIES HELD FOR SALE

THE GROUP

Properties held for sale were carried at net realisable value.

In respect of properties held for sale with a carrying amount of approximately HK$28,000,000, the transfer of title to the land use right and property ownership has not yet been completed at the balance sheet date. The Group has paid the full amount of the consideration in accordance with the sale and purchase agreement and in the opinion of the directors, such transfer will be completed in due course.

With reference to the valuation made by CB Richard Ellis Limited and RHL Appraisal Limited, both are independent firms of professional property valuers, on an open market basis. An impairment loss of approximately HK$11,081,000 has been identified which has been recognised in the consolidated income statement in the current year.

26. INVENTORIES

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Raw materials	**312,952**	268,242
Work in progress	**19,007**	30,842
Finished goods	**458,329**	570,249
	790,288	869,333

Included above are raw materials of HK$312,952,000 (2000: HK$268,242,000), work in progress of HK$19,007,000 (2000: HK$30,842,000) and finished goods of HK$458,329,000 (2000: HK$568,099,000) which are carried at their net realisable value.

The cost of inventories recognised as an expense during the year was approximately HK$2,771,566,000 (2000: HK$2,751,170,000).

27. TRADE DEBTORS

The Group allows its trade customers with credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the balance sheet date is as follows:

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
0 – 90 days	**330,169**	323,133
90 – 180 days	**93,564**	244,787
Over 180 days	**57,291**	99,897
	481,024	667,817

28. CREDITORS AND ACCRUED CHARGES

Included in creditors and accrued charges are creditors with the following aged analysis:

	THE GROUP	
	2001 HK$'000	2000 HK$'000
0-90 days	**278,148**	322,077
90-180 days	**43,876**	82,623
Over 180 days	**75,570**	96,901
	397,594	501,601
Add: Accrued charges	**34,291**	172,965
	431,885	674,566

29. PAYABLES DUE TO RELATED COMPANIES

Details of the payables due to related companies are as follows:

	Notes	THE GROUP		THE COMPANY	
		2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Mass Success International Limited	(i)	**594**	-	**594**	-
Hanny Magnetics Limited	(i)	**1,234**	-	**151**	-
ITC Management Limited	(ii)	**29,539**	-	**328**	-
Paul Y. - ITC Management Limited	(i)	**127**	-	**-**	-
Paul Y. - ITC Construction Company Limited	(i)	**3,634**	-	**-**	-
Tai Shan Paul Y. Construction Co., Ltd.	(i)	**1,364**	-	**-**	-
		36,492	-	**1,073**	-

Included in the amounts were payables due to Hanny Magnetics Limited and ITC Management Limited of HK$1,083,000 and HK$26,267,000 respectively, which carry interest at prevailing market rate. The remaining amounts are unsecured, non-interest bearing and repayable on demand.

Notes:

(i) The companies are wholly-owned subsidiaries of substantial shareholders of the Company.

(ii) ITC Management Limited is a wholly owned subsidiary of ITC Corporation Limited, shareholder of the Company's substantial shareholder.

30. SHARE CAPITAL

	Notes	Number of shares	Value HK$'000
Authorised:			
Ordinary shares of HK$0.10 each at 31st December, 2000 and 1st January, 2001		8,000,000,000	800,000
Consolidation of shares	(b)	(7,200,000,000)	-
Ordinary shares of HK$1.00 each		800,000,000	800,000
Adjustment of nominal value	(b)	-	(720,000)
Ordinary shares of HK$0.10 each		800,000,000	80,000
Additions	(b)	7,200,000,000	720,000
Ordinary shares of HK$0.10 each at 31st December, 2001		8,000,000,000	800,000
Issued and fully paid:			
Ordinary shares of HK$0.10 each at 1st January, 2000		4,480,289,420	448,029
Exercise of share options	(a)	129,500,000	12,950
Ordinary shares of HK$0.10 each at 1st January, 2001		4,609,789,420	460,979
Consolidation of shares	(b)	(4,148,810,478)	-
Ordinary shares of HK$1.00 each		460,978,942	460,979
Adjustment of nominal value	(b)	-	(414,881)
Ordinary shares of HK$0.10 each at 31st December, 2001		460,978,942	46,098

Notes:

(a) During the year ended 31st December, 2000, the Company issued and allotted 47,000,000, 32,500,000 and 50,000,000 shares of HK$0.10 each in the Company for cash at HK$0.3, HK$0.344 and HK$0.405 per share respectively as a result of the exercise of share options. The shares issued rank pari passu with the then existing shares in issue in all respects.

30. SHARE CAPITAL - *continued*

Notes: - continued

(b) Pursuant to resolutions passed by the shareholders of the Company in an extraordinary general meeting held on 18th June, 2001, the Company carried out the following capital reorganisation ("Capital Reorganisation"):

- Every ten ordinary shares of HK$0.10 each in the issued and unissued share capital of the Company were consolidated into one ordinary share of HK$1.00 each ("Consolidated Share") ("Share Consolidation");

- Immediately following the Share Consolidation, the nominal value of the issued and unissued Consolidated Shares was reduced from HK$1.00 to HK$0.10 each ("Capital Reduction");

- The credit of approximately HK$415 million arisen as a result of the Capital Reduction was credited to the special capital reserve account of the Company;

- Upon the Capital Reduction becoming effective, the authorised capital of the Company was increased from HK$80,000,000 to HK$800,000,000 by the creation of an additional 7,200,000,000 ordinary shares of HK$0.10 each.

Details of the Capital Reorganisation were set out in the circular to the Company's shareholders dated 23rd May, 2001 and were approved by the High Court of the Hong Kong Special Administrative Region on 31st July, 2001.

31. SHARE OPTIONS

THE COMPANY

At 31st December, 2001, the options to subscribe for shares were outstanding under the Company's share option scheme are as follows:

Exercisable period	Exercise price	Outstanding at 31.12.2001
	HK$	
21.7.1998 to 20.7.2002	6.060	36,750
12.01.2000 to 11.01.2005	3.440	50,000
14.02.2000 to 13.02.2005	4.050	290,000
		376,750

31. SHARE OPTIONS - *continued*

SUBSIDIARY

China Enterprises

At 31st December, 2001, the options to subscribe for shares were outstanding under the share option scheme of China Enterprises are as follows:

Exercisable period	Exercise price	Outstanding at 31.12.2001
	US$	
3.2.2000 to 2.2.2010	9.9375	20,000

China Land

No options under the share option scheme were granted or exercised during the year and no options were outstanding as at 31st December, 2001.

32. RESERVES

	Share premium HK$'000	Special capital reserve HK$'000	Capital redemption reserve HK$'000	Goodwill on consolidation HK$'000	Exchange reserve HK$'000	Other non-distributable reserves HK$'000	Retained profits (deficit) HK$'000	Total HK$'000
THE GROUP								
At 1st January, 2000								
- as originally reported	1,844,149	-	233	30,693	16,844	34,368	1,002,159	2,928,446
- Prior period adjustment *(note 2)*	-	-	-	-	-	-	46,098	46,098
As restated	1,844,149	-	233	30,693	16,844	34,368	1,048,257	2,974,544
Exchange adjustment	-	-	-	-	(1,223)	-	-	(1,223)
Premium on issue of shares	32,580	-	-	-	-	-	-	32,580
Arising on acquisition of interests *in subsidiaries and associates*	-	-	-	157,581	-	-	-	157,581
Impairment loss of goodwill of an associate	-	-	-	26,724	-	-	-	26,724
Realised on disposal of interest *in subsidiaries*	-	-	-	(3,958)	(691)	(3,151)	-	(7,800)
Realised on disposal/dilution of interest in associates	-	-	-	3,751	(2,735)	(557)	-	459
Share of net reserves movement of *associates*	-	-	-	(12,097)	(7,317)	2,204	-	(17,210)
Appropriated from retained profits	-	-	-	-	-	1,539	(1,539)	-
Net loss for the year	-	-	-	-	-	-	(730,682)	(730,682)
Dividend *(note 2)*	-	-	-	-	-	-	(46,098)	(46,098)
At 31st December, 2000	1,876,729	-	233	202,694	4,878	34,403	269,938	2,388,875
Exchange adjustment	-	-	-	-	(7,277)	-	-	(7,277)
Arising from Capital Reorganisation *(note 30)*	-	414,881	-	-	-	-	-	414,881
Impairment loss of goodwill of subsidiaries and associates	-	-	-	14,005	-	-	-	14,005
Realised on disposal/dilution of interest in subsidiaries	-	-	-	(25,262)	(650)	(11,078)	-	(36,990)
Share of net reserves movement of associates	-	-	-	-	(72)	-	-	(72)
Appropriated from retained profits	-	-	-	-	-	12,068	(12,068)	-
Net loss for the year	-	-	-	-	-	-	(598,730)	(598,730)
At 31st December, 2001	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692
Attributable to:								
The Company and its subsidiaries	1,876,729	414,881	233	194,547	(3,111)	35,393	(245,191)	2,273,481
Associates	-	-	-	(3,110)	(10)	-	(95,669)	(98,789)
	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692

32. RESERVES – *continued*

	Share premium HK$'000	Special capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits (deficit) HK$'000	Total HK$'000
THE COMPANY					
At 1st January, 2000	1,844,149	–	233	145,713	1,990,095
Prior period adjustment *(note 2)*	–	–	–	46,098	46,098
As restated	1,844,149	–	233	191,811	2,036,193
Premium on issue of shares	32,580	–	–	–	32,580
Net loss for the year	–	–	–	(569,315)	(569,315)
Dividend *(note 2)*	–	–	–	(46,098)	(46,098)
At 31st December, 2000	1,876,729	–	233	(423,602)	1,453,360
Arising from Capital Reorganisation *(Note 30)*	–	414,881	–	–	414,881
Net loss for the year	–	–	–	(621,305)	(621,305)
At 31st December, 2001	1,876,729	414,881	233	(1,044,907)	1,246,936

The other non-distributable reserves of the Group include statutory reserves required to be appropriated from the profit after taxation of the Company's PRC subsidiaries under PRC laws and regulations. The amount of the appropriation is at the discretion of the PRC subsidiaries' board of directors.

Included in goodwill on consolidation as at 31st December, 2001, HK$19,316,000 (2000: HK$33,321,000) and HK$210,753,000 (2000: HK$236,015,000) represented goodwill and negative goodwill arising on acquisition of subsidiaries and associates respectively.

The special capital reserve of the Group represents the amount arising from the Capital Reduction as described in note 30(b).

During the year, the management of the Group reviewed the carrying amount of goodwill with reference to the business operated by those subsidiaries and associates. Those subsidiaries and associates are mainly engaged in the provision of e-commerce solution services and in view of the current economic condition in these businesses, full amount of impairment loss of HK$14,005,000 has been identified and recognised in the consolidated income statement.

At 31st December, 2001 and 2000, the Company had no reserves available for distribution to shareholders.

33. DEFERRED TAXATION

The major components of the deferred taxation (credit) charge not recognised for the year are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Tax effect of timing differences attributable to:				
Difference between depreciation allowances claimed for tax purposes and depreciation charged in the financial statements	**393**	(216)	**187**	(6)
Tax loss (arising) utilised	**(109,097)**	(15,295)	**1,273**	18,665
Other timing differences	**(193)**	–	**(325,368)**	–
Impairment and revaluation losses on properties	**(476)**	–	**–**	–
	(109,373)	(15,511)	**(323,908)**	18,659

At the balance sheet date, the major components of the deferred taxation asset (liability), not recognised in the financial statements, are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Tax effect of timing differences attributable to:				
Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	**(6,166)**	(5,773)	**(527)**	(340)
Unutilised tax losses	**307,696**	198,599	**22,000**	23,273
Other timing differences	**5,462**	5,269	**333,000**	7,632
Impairment and revaluation losses on properties	**11,333**	10,857	**–**	–
	318,325	208,952	**354,473**	30,565

The deferred taxation asset is not recognised because it is uncertain whether the tax benefit will be realised in the foreseeable future.

34. BANK LOANS AND OTHER BORROWINGS

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Bank loans	**1,515,206**	1,932,970	**20,000**	-
Obligations under hire purchase contracts *(Note)*	**187**	-	**46**	-
Bank overdrafts	**-**	11,902	**-**	8,798
Other borrowings	**-**	1,886	**-**	-
	1,515,393	1,946,758	**20,046**	8,798
Repayable as follows:				
Within one year	**922,272**	1,351,545	**20,011**	8,798
Between one and two years	**53,754**	48,080	**35**	-
Between two and five years	**24,386**	32,152	**-**	-
Over five years	**514,981**	514,981	**-**	-
	1,515,393	1,946,758	**20,046**	8,798
Less: Amount due within one year included under current liabilities	**(922,272)**	(1,351,545)	**(20,011)**	(8,798)
Amount due after one year	**593,121**	595,213	**35**	-

Of the bank loans and other borrowings of the Group, HK$672,735,000 (2000: HK$1,298,298,000) are secured by property, plant and equipment and bank deposits of the Group.

34. BANK LOANS AND OTHER BORROWINGS - *continued*

Note:

	Minimum lease payments				Present value of minimum lease payments			
	THE GROUP		THE COMPANY		THE GROUP		THE COMPANY	
	2001	2000	2001	2000	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Amounts payable under hire purchase contracts:								
Within one year	24	-	14	-	14	-	11	-
In the second to fifth years inclusive	189	-	47	-	173	-	35	-
	213	-	61	-	187	-	46	-
Less: Future finance charges	(26)	-	(15)	-	-	-	-	-
Present value of lease obligations	187	-	46	-	187	-	46	-
Less: Amount due within one year					(14)	-	(11)	-
Amount due after one year					173	-	35	-

It is the Group's policy to lease certain of its fixtures and equipment under hire purchase contracts. The average term of hire purchase contract is 5 years. Interest rate is fixed at the contract date. All hire purchase contracts are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under hire purchase contract are secured by the lessor's charge on the hired assets.

35. DEPOSITS RECEIVED

THE GROUP

The amounts represent deposits received in connection with the pre-sale of certain properties under/held for development. The deposits will be transferred to the income statement upon the execution of the binding sale and purchase agreements.

In the opinion of the directors, the binding sale and purchase agreements are unlikely to be executed within one year and the deposits are therefore shown in the balance sheet as non-current.

36. RECONCILIATION OF LOSS BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 HK$'000	2000 HK$'000
Loss before taxation	(1,001,147)	(812,883)
Share of results of associates	17,997	12,147
Dividend income	(5,509)	(6,509)
Interest income	(71,725)	(114,714)
Interest expenses	81,462	88,487
Depreciation of property, plant and equipment	140,743	110,944
Amortisation of intangible asset	4,934	448
Amortisation of goodwill	495	-
Unrealised loss on investments in securities	139,972	482,656
Loss on disposal of investments in securities	15,182	260,946
Allowance for bad and doubtful debts	84,972	11,382
Impairment and revaluation loss of property, plant and equipment	529,041	-
Impairment loss of goodwill of subsidiaries and associates	14,005	26,724
Impairment loss of interest in an associate	3,587	-
Impairment loss of properties under/held for development	28,793	-
Deficit arising on the revaluation of investment properties	19,977	-
Impairment loss recognised in respect of properties held for sale	11,081	-
Impairment loss recognised in respect of inventories	10,012	42,277
Impairment loss recognised in respect of loan and interest receivables	50,413	46,000
Loss on disposal of property, plant and equipment	2,827	310
Gain on disposal/dilution of interests in subsidiaries /business	(63,047)	(24,692)
Gain on disposal/dilution of interest in associates	-	(14,977)
Write-back of allowance for bad debts	(10,390)	(9,754)
Loss on disposal of investment properties	50	-
Increase in inventories	(57,621)	(92,242)
Increase in trade debtors	(11,759)	(53,815)
Decrease in properties held for sale	70,300	16,000
Increase in other receivables, deposits and prepayments	(109,333)	(160,084)
Increase in creditors, accrued charges and other payables	198,178	338,005
(Decrease) increase in other tax payable	(7,614)	14,133
Decrease in deposits received	-	(3,447)
Net cash inflow from operating activities	85,876	157,342

37. DISPOSAL/DILUTION OF SUBSIDIARIES/BUSINESS

	2001 HK$'000	2000 HK$'000
Net assets disposed of:		
Investment properties	84,510	51,954
Property, plant and equipment	189,164	109,152
Goodwill	19,909	-
Intangible asset	102,274	-
Investments in securities	26,262	-
Interest in associates	19,432	-
Inventories	197,426	15,548
Trade debtors	175,958	93,406
Other receivables, deposits and prepayments	240,996	84,922
Bank balances and cash	76,490	22,503
Creditors and accrued charges	(402,133)	(136,735)
Income and other taxes payable	(75)	-
Bank loans and other borrowings	(314,750)	(61,465)
Minority interests	(35,268)	(76,472)
	380,195	102,813
Goodwill reserve realised	(25,262)	(3,958)
Exchange reserve realised	(650)	(691)
Other non-distributable reserves realised	(11,078)	(3,151)
	343,205	95,013
Gain on disposal/dilution	63,047	24,692
	406,252	119,705
Satisfied by:		
Cash	360,296	68,999
Other receivables	-	32,015
Investments in securities	-	18,691
Interest in associates	9,556	-
Receivables	36,400	-
	406,252	119,705

Analysis of the net inflow of cash and cash equivalents in connection with the disposal/dilution of subsidiaries /business:

	2001 HK$'000	2000 HK$'000
Cash consideration received	360,296	68,999
Bank balances and cash disposed of	(76,490)	(22,503)
Net inflow of cash and cash equivalents	283,806	46,496

37. DISPOSAL/DILUTION OF SUBSIDIARIES/BUSINESS – *continued*

The subsidiaries disposed of during the year contributed cash outflow of HK$122,484,000 (2000: cash outflow of HK$6,288,000) to the Group's net operating cash outflow, paid tax liabilities of HK$1,721,000 in 2000, received HK$5,994,000 in respect of investing activities (2000: paid HK$1,787,000) and received HK$98,504,000 in respect of financing activities (2000: HK$12,217,000).

The subsidiaries/business disposed of during the year contributed HK$132,311,000 (2000: HK$30,241,000) to the Group's turnover, and HK$31,663,000 (2000: HK$168,000) to the Group's loss from operations.

38. PURCHASE OF SUBSIDIARIES/BUSINESS

	2001 HK$'000	2000 HK$'000
Net assets acquired:		
Investment properties	**96,510**	71,818
Property, plant and equipment	**77,071**	1,428,425
Intangible asset	-	107,656
Interest in associates	**19,466**	-
Property under development	-	173,869
Properties held for sale	**83,180**	4,073
Investments in securities	**54,599**	35,563
Receivables	**44,201**	-
Inventories	**70,771**	1,205
Trade debtors	**27,304**	7,462
Other receivables, deposits and prepayments	**150,390**	-
Loan to minority shareholders	-	28,074
Tax recoverable	**129**	-
Advances to contractors	-	169,082
Bank balances and cash	**52,568**	177,325
Creditors and accrued charges	**(109,964)**	(138,636)
Deposits received	-	(80,085)
Bank loans and other borrowings	**(104,941)**	(457,665)
Obligations under hire purchase contracts	**(143)**	-
Minority interests	**(51,738)**	(549,164)
	409,403	979,002
Goodwill arising on acquisition	**53,112**	(170,114)
	462,515	808,888
Satisfied by:		
Cash	**407,018**	703,637
Interest in an associate	**37,032**	92,711
Investments in securities	-	12,540
Other receivables, deposits and prepayments	**18,465**	-
	462,515	808,888

38. PURCHASE OF SUBSIDIARIES/BUSINESS - *continued*

Analysis of the net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries/business:

	2001 HK$'000	2000 HK$'000
Cash consideration paid	**(407,018)**	(703,637)
Bank balances and cash acquired	**52,568**	177,325
Net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries/business	**(354,450)**	(526,312)

The subsidiaries/business acquired during the year contributed cash outflow of HK$26,486,000 (2000: HK$107,130,000) to the Group's net operating cash outflow, paid HK$16,659,000 in 2000 in respect of net returns on investments and servicing of finance, received refund of income tax of HK$1,213,000 in 2000, received HK$6,056,000 (2000: utilised HK$139,959,000) in respect of investing activities and utilised HK$3,037,000 (2000: HK$177,088,000) in respect of financing activities.

The subsidiaries/business acquired during the year contributed HK$99,967,000 (2000: HK$66,208,000) to the Group's turnover, and HK$87,730,000 (2000: HK$9,074,000) to the Group's loss from operations.

39. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium HK$'000	Bank loans and other borrowings HK$'000	Minority shareholders HK$'000	Amounts due to associates HK$'000	Payables due to related companies HK$'000	Obligations under hire purchase contracts HK$'000
Balance at 1st January, 2000	2,292,178	1,272,327	1,356,532	-	-	-
Proceed on issue of new shares, net of expenses	45,530	-	-	-	-	-
New borrowings obtained	-	1,509,767	-	-	-	-
Contribution from minority shareholders	-	-	15,348	-	-	-
Purchase of additional interest in subsidiaries	-	-	(11,514)	-	-	-
Repayments	-	(1,243,438)	-	-	-	-
Acquisition of subsidiaries /business	-	457,665	549,164	-	-	-
Disposal/partial disposal of subsidiaries	-	(61,465)	(76,472)	-	-	-
Loss attributable to minority shareholders	-	-	(88,809)	-	-	-
Non-cash related movements	-	-	4,748	-	-	-
Dividends paid to minority shareholders	-	-	(23,140)	-	-	-
Balance at 31st December, 2000	2,337,708	1,934,856	1,725,857	-	-	-
Capital Reorganisation	(414,881)	-	-	-	-	-
New borrowings obtained	-	1,183,688	-	-	-	53
Contribution from minority shareholders	-	-	42,602	-	-	-
Repayments	-	(1,393,529)	-	-	(16,917)	(9)
Advance	-	-	-	9,625	53,409	-
Acquisition of subsidiaries /business	-	104,941	51,738	-	-	143
On disposal/partial disposal of subsidiaries	-	(314,750)	(35,268)	-	-	-
Loss attributable to minority shareholders	-	-	(408,399)	-	-	-
Non-cash related movements	-	-	(5,345)	-	-	-
Dividends paid to minority shareholders	-	-	(4,124)	-	-	-
Balance at 31st December, 2001	1,922,827	1,515,206	1,367,061	9,625	36,492	187

40. MAJOR NON-CASH TRANSACTIONS

During the year, the major non-cash transactions are as follows:

(a) *Decrease in interest in associates of approximately HK$37,032,000 and other receivables of approximately HK$18,465,000 were part of the consideration paid for acquisition of subsidiaries.*

(b) Additions to interest in associates of approximately HK$9,556,000 and loan receivables of approximately HK36,400,000 were part of consideration received for disposal of certain subsidiaries.

(c) Additions to toll highway of HK$188,331,000 were transferred from advances to contractors.

(d) Hire purchase arrangements in respect of property, plant and equipment with a capital value of the contracts amounted to approximately HK$53,000.

(e) Investment in securities of approximately HK$64,295,000 was reclassified as interest in associates following the increase of the Group's interest in the associate.

In 2000, the major non-cash transactions are as follows:

(a) Addition to investments in securities of HK$18,691,000 and receivables of HK$32,015,000 were part of the consideration received from the disposal of a subsidiary. Increase in investments in securities of HK$7,542,000 was the settlement of an outstanding receivable.

Interest in associates of HK$4,817,000 was reclassified as investments in securities following the dilution of the Group's interest in the associate.

(b) Convertible note receivable from an associate of HK$232,110,000 was set off against the amount of consideration required for the acquisition of interest in a company from the associate.

(c) Properties under/held for development of HK$43,009,000 was transferred to properties held for sale.

41. COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Contracted for but not provided in the financial statements in respect of:				
- Land development right	**214,254**	-	**214,254**	-
- Property, plant and equipment	**18,005**	-	**-**	-
- Properties under/held for development	**26,902**	23,640	**-**	-
- Properties under construction	**129,393**	227,150	**-**	-
- Construction in progress	**10,849**	173,849	**-**	-
	399,403	424,639	**214,254**	-
Authorised but not contracted for in respect of property, plant and equipment	**35,096**	-	**-**	-

42. OPERATING LEASE COMMITMENTS

The Group has made approximately HK$17,432,000 (2000: HK$10,091,000) minimum lease payments under operating leases during the year in respect of office premises.

The Group as lessee

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	**26,429**	4,802	**992**	142
In the second to fifth years inclusive	**25,482**	8,720	**-**	-
Over five years	**1,678**	-	**-**	-
	53,589	13,522	**992**	142

Lease are negotiated for an average term of two to three years and rentals are fixed for an average of two to three years.

The Group as lessor

Property rental income earned during the year was HK$11,914,000 (2000: HK$11,442,000). Certain of the properties have committed tenants for next three to seven years.

At the balance sheet date, the Group had contracted which tenants for the following future minimum lease payments:

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Within one year	**9,479**	11,413
In the second to fifth years inclusive	**18,633**	18,936
Over five years	**994**	2,775
	29,106	33,124

43. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
(a) Corporate guarantee given by the Company for banking facilities granted to subsidiaries	-	-	95,243	50,000
Extent of the Group's share of facilities utilised in respect of guarantees given to financial institutions to secure credit facilities granted to subsidiaries	-	-	13,000	71,500
Other guarantees issued to:				
Associates	2,357	2,357	-	-
Outsiders	180,725	278,689	780	780
	183,082	281,046	109,023	122,280

(b) The Company granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of the Company and MTR for the leased properties.

(c) In August 1999, the architect of Paul Y. Plaza (formerly known as Jiangnan Centre) initiated legal proceedings against Eventic Limited ("Eventic"), a wholly-owned subsidiary of China Land in respect of claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively.

Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervision services provided.

In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. At the date of this report, the proceedings are still ongoing. After taking into consideration the advice of China Land's legal counsel, the directors consider the outcome of the proceedings will not have material adverse financial effect on the Group.

43. CONTINGENT LIABILITIES - *continued*

(d) In July 2001, Huizhou World Express Property Ltd. ("Huizhou World Express"), an indirect non-wholly owned subsidiary of China Land, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province the PRC, in its capacity as the guarantor of Huizhou Jia Cheng Group Co., Ltd. ("Huizhou Jia Cheng"), the main contractor for the construction of Hongkong Macau Square, under a guarantee letter dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately RMB243.6 million, being the construction costs of approximately RMB167.5 million paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately RMB76.1 million.

As at the date of this report, Huizhou World Express is waiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction costs of Hongkong Macau Square has already been written off, the directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

(e) In November 2001, the purchasers (the "Purchasers") on certain properties of Hongkong Macau Square, Huizhou according to the pre-sale agreements dated 7th September, 1994 initiated legal proceedings against Huizhou World Express for failure to hand over the properties of Hongkong Macau Square to the Purchasers. The amounts claimed by the Purchasers were approximately HK$76.6 million, being the pre-sale deposit together with damages of approximately RMB64.2 million and relevant legal expenses.

In January 2002, Huizhou World Express filed in its defences alleging that in accordance with the terms of the above-mentioned agreements, any disputes between the contractual parties should be resolved by means of arbitration. As at the date of the report, the Intermediate People's Court of Huizhou, Guangdong Province, is still considering the cases. At this stage, the outcome cannot be predicted with certainty and no further provision has been made in the financial statements.

44. PLEDGE OF ASSETS

At 31st December, 2001, the following assets were pledged to secure credit facilities granted to the Group:

(a) Bank loans and other borrowings - due after one year

Investment properties with a carrying value of HK$17,630,000 (2000: HK$32,130,000)

Certain property, plant and equipment with a carrying value of HK$234,462,000 (2000: HK$238,033,000)

Investment in security of HK$5,244,000 (2000: Nil).

Certain shares in associates with carrying value of approximately HK$53,194,000 (2000: Nil).

44. PLEDGE OF ASSETS - *continued*

(b) Bank loans and other borrowings - due within one year

Bank deposits of HK$83,520,000 (2000: HK$612,351,000).

Longchen Xinyuan pledged its right to toll fee income to a bank to secure the credit facilities for the year ended 31st December, 2000 and 2001.

At 31st December, 2000, a subsidiary of China Land issued two debentures in favour of a bank by way of creating a first floating charge on its entire interest in Longchen Xinyuan pledged with a carrying value of HK$618,999,000 to secure the credit facilities. The debentures were released upon repayment of the bank borrowings during the year.

45. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following transactions with related companies as follows:

Name of company	**Nature of transactions**	Notes	**2001 HK$'000**	**2000** HK$'000
Pacificnet	Management fee income received and receivable by the Group	(a)	-	1,200
Sing Pao Newspaper Management Limited	Loan interest income received and receivable by the Group	(b)	37	-
Star East Management Limited	Loan interest income received and receivable by the Group	(c)	88	-
Lucklong	Loan interest income received and receivable by the Group	(d)	8,212	-
Danwei	Loan interest income received and receivable by the Group	(d)	9,171	-
Total Pacific Limited	Rental income received and receivable by the Group	(e)	280	-
Mass Success International Limited	Rental expenses paid and payable by the Group	(f)	1,109	-
	Building management fee paid and payable by the Group		277	-
Hanny Magnetics Limited	Management fee paid and payable by the Group	(f)	151	-
	Loan interest expense paid and payable by Group		171	-

45. RELATED PARTY TRANSACTIONS - *continued*

Name of company	Nature of transactions	Notes	2001 HK$'000	2000 HK$'000
ITC Management Limited	Loan interest paid and payable by the Group	(g)	246	-
Paul Y. - ITC (E & M) Company Limited	Repair and maintenance fee paid and payable by the Group	(f)	33	-
	Purchase of fixed assets by the Group		8	-
	Mechanical and electrical service fee paid and payable by the Group		702	-
Paul Y. - ITC Construction Limited	Interest paid and payable by the Group	(f)	151	-
Super Park Development Limited	Motor vehicles purchased by the Group	(e)	400	-
Star East (Taishan Properties) Limited	Motor vehicles purchased by the Group	(c)	216	-
Gunnell Properties Limited Cycle Company Limited	Rental expenses paid and payable by the Group	(f)	2,386	-
Tung Fong Hung	Loan interest income received and receivable by the Group	(h)	105	-
Cargill Private Limited	Proceeds on disposal of motor vehicles received and receivable by the Group	(i)	1,826	-

Notes:

(a) Pacificnet is an associate of the Group.

(b) Sing Pao Newspaper Management Limited is a wholly-owned subsidiary of an associate of the Group.

(c) Star East Management Limited and Star East (Taishan Properties) Limited are wholly-owned subsidiaries of Star East Holdings Limited, in which certain directors of the Company had beneficiary interest.

(d) Danwei and Lucklong are companies, in which certain directors of the Company are the directors of their ultimate holding company and the directors of Danwei and Lucklong.

(e) Total Pacific Limited and Super Park Development Limited are wholly-owned subsidiaries of a former associate of the Group.

(f) Mass Success International Limited, Hanny Magnetics Limited, Paul Y. (E & M) Company Limited, Paul Y. - ITC Construction Limited, Gunnell Properties Limited and Cycle Company Limited are wholly-owned subsidiaries of a substantial shareholder of the Company.

(g) ITC Management Limited is the shareholder of the Company's substantial shareholder.

(h) Tung Fong Hung is a former associate of the Group.

(i) Cargill Private Limited is an associate of Mr. Oei Hong Leong, an ex-director of the Company.

45. RELATED PARTY TRANSACTIONS - *continued*

Details of balances with related parties as at the balance sheet date are set out in the consolidated balance sheet and in notes 22 and 29.

In the opinion of the directors, the above transactions were undertaken in the ordinary course of business transactions and the terms were mutually agreed between the Group and the related parties.

Save as disclosed above, there were no other significant transactions with related parties during the year or significant balances with them at the end of the year.

46. RETIREMENT BENEFIT SCHEME

The Company and its subsidiaries in Hong Kong do not operate retirement schemes covering their local permanent employees before 1st December, 2000. The amount of provision for long service payments and the related charge to the income statement for the year ended 31st December, 2000 are immaterial.

With effect from 1st December, 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect to the MPF Scheme is to make the required contributions under the scheme. No forfeited contributions are available to reduce the contributions payables in the future years.

The retirement benefit scheme contributions relating to the MPF Scheme charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the schemes.

The amount of contributions payable to pension schemes in jurisdictions other than Hong Kong are charged to the income statement.

The employees in the joint venture subsidiaries in the PRC are members of the state-sponsored pension scheme operated by the government in the PRC. The joint venture companies are required to contribute a certain percentage of their payroll to the pension scheme to fund the benefits. The only obligation of the Group with respect to the pension scheme is to make the required contributions under the scheme.

At the balance sheet date, there were no significant forfeited contributions which arose upon employees leaving the scheme prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

47. POST BALANCE SHEET EVENTS

The following events occurred subsequent to the balance sheet date:

(a) China Enterprises, a subsidiary of the Company, through a wholly-owned subsidiary, entered into agreement to acquire approximately 4,800,000,000 new ordinary shares of HK$0.01 each in Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On"), a company listed on the Hong Kong Stock Exchange, for a consideration of approximately HK$129,600,000.

China Enterprises also entered into agreements with Ananda Wing On whereby Ananda Wing On agreed to issue convertible note with principal amount of HK$120,000,000 to China Enterprises.

The transactions has not yet been completed at the date of this financial statements.

(b) China Land, a subsidiary of the Company, announced that the agreement entered by the wholly-owned subsidiary of China Land on 13th July, 2001 regarding the acquisition of certain properties in Beijing, the PRC, at an aggregate consideration of approximately HK$188 million has become null and void as the results of the due diligence investigation of the properties were not up to the reasonable satisfaction to China Land.

On the same date, China Land also announced that a non wholly-owned subsidiary of China Land renounced the options agreed to grant to that subsidiary on 13th July, 2001 to acquire the development rights for up to 600,000 square meters, being the intended total gross floor area of Phase III of Jiulong Garden in Beijing, the PRC, at a consideration of RMB1,700 per square meter due to non-fulfilment of the condition set out in the agreement in relation to the options.

(c) Pursuant to a resolution passed at a board of directors' meeting of the Company held on 14th March, 2002, the Company proposed to issue not less than 921,957,884 new shares of HK$0.10 each by way of rights issue ("Rights Issue") at a subscription price of HK$0.15 per share to the existing shareholders, in the proportion of two rights shares for every one existing share held, with the bonus issue of warrants.

The bonus issue of warrants will be issued to the shareholders under the Rights Issue on the basis of three units of subscription rights with initial subscription price of HK$0.17 each of every ten new shares taken up.

The transactions have not yet been completed at the date of this financial statements.

A summary of the consolidated results and of the assets and liabilities of the Group for each of the five years ended 31st December, 2001 is set out below:

(a) Results

	Year ended 31st December,				
	1997	1998	1999	2000	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	3,868,893	4,326,710	3,750,224	3,158,058	**3,234,404**
Operating profit (loss) after finance costs	136,685	(480,030)	1,119,257	(800,736)	**(983,150)**
Share of results of associates	(27,763)	(54,982)	(12,993)	(12,147)	**(17,997)**
Share of results of subsidiaries not consolidated	(88,327)	(245,917)	(12,623)	-	**-**
Profit (loss) before taxation	20,595	(780,929)	1,093,641	(812,883)	**(1,001,147)**
Taxation	(30,170)	(8,452)	(5,396)	(6,608)	**(5,982)**
Profit (loss) before minority interests	(9,575)	(789,381)	1,088,245	(819,491)	**(1,007,129)**
Minority interests	8,605	203,100	(40,649)	88,809	**408,399**
Net (loss) profit for the year	(970)	(586,281)	1,047,596	(730,682)	**(598,730)**
Dividends	-	-	-	46,098	**-**

(b) Assets and liabilities

	At 31st December,				
	1997 HK$'000	1998 HK$'000	1999 HK$'000 (Note)	2000 HK$'000	**2001 HK$'000**
Investment properties	17,536	19,400	51,954	71,818	**49,341**
Properties, plant and equipment	2,499,506	2,065,341	1,307,857	2,734,587	**2,452,199**
Properties under/held for development	–	–	–	157,401	**137,000**
Payment for acquisition of land development right	–	–	–	–	**2,727**
Goodwill	–	–	–	–	**32,708**
Interest in subsidiaries not consolidated	461,551	97,186	–	–	**-**
Interest in associates	233,529	274,590	197,114	115,752	**176,268**
Investments in securities	617,736	232,022	1,033,739	757,197	**473,408**
Intangible assets	35,982	–	–	107,208	**-**
Receivables – due after one year	144,731	134,060	33,291	18,995	**302,439**
Loans to minority shareholders	–	–	–	28,074	**26,765**
Net current assets	801,378	1,079,169	2,287,426	1,256,530	**604,755**
	4,811,949	3,901,768	4,911,381	5,247,562	**4,257,610**
Share capital	447,962	447,729	448,029	460,979	**46,098**
Reserves	1,971,394	1,346,472	2,882,348	2,388,875	**2,174,692**
Shareholders' funds	2,419,356	1,794,201	3,330,377	2,849,854	**2,220,790**
Minority interests	2,122,837	1,848,872	1,356,532	1,699,376	**1,323,582**
Deferred taxation	10,668	1,081	–	–	**-**
Deposits received	–	–	–	76,638	**76,638**
Long-term liabilities	145,412	147,878	114,736	595,213	**593,121**
Deferred revenue	113,676	109,736	109,736	–	**-**
Loans from minority shareholders	–	–	–	26,481	**43,479**
	4,811,949	3,901,768	4,911,381	5,247,562	**4,257,610**

Note: The figures were restated as a result of the prior period adjustment as described in note 2 to the financial statements.

SCHEDULE OF PROPERTIES INTEREST

As 31st December, 2001

INVESTMENT PROPERTIES

Location	Use	Group's interest	Approx. site area (sq.m)	Approx. gross floor area (sq.m)	Status of development
Shenzhen Development Centre, Renmin Nan Road, Shenzhen, the PRC	Office/retail	56.38%	N/A	6,465 (including 189 parking spaces)	Completion and partially leased out
2,569/102,588th parts of shares of and in Aberdeen Inland Lot No. 414	Residential/ commercial	100%	N/A	27,280	Completion and leased out

CONSTRUCTION IN PROGRESS

Location	Type	Group's interest	Length (km)	Status of development
Longguang District, linking Shuijing and Guanjingtou, Shenzhen, the PRC	Class 1 expressway, dual 3 lanes	39.34%	20.14	Construction in progress

PROPERTIES UNDER CONSTRUCTION

Location	Use	Group's interest	Approx. site area (sq.m)	Approx. gross floor area (sq.m)	Status of development
Paul Y. Plaza (formerly named as Jiangnan Centre), Jiangnanda Road and Changgangzhong Road, Haizhu District, Guangzhou, the PRC	Residential/ commercial	49.17%	10,603	112,247	Phase 1 commercial podium and tower structure work up to 31-storey completed

HOTEL PROPERTY

Location	Type	Group's interest	Approx. site area (sq.m)	Approx. gross floor area (sq.m)	Status of development
Rosedale Hotel & Suite Guangzhou (formerly named as Plaza Canton Hotel), No. 348 Jiangnanda Road, Haizhu District, Guangzhou, the PRC	466 hotel rooms and Shopping mall	53.10%	11,583	42,029	Completed and in operation

PROPERTIES UNDER/HELD FOR DEVELOPMENT

Location	Type	Group's interest	Approx. site area (sq.m)	Approx. gross floor area (sq.m)	Status of development
Areas 18, Jiangbei Road, Jiangbei District, Huizhou, the PRC	Residential/ commercial/ exhibition/ conference/ hotel/office	45.89%	51,811	693,210	Foundation work completed
Development site of Land De Dong, Dong Men, Fu Cheng Town, Tai Shan Municipality, Guangdong Province, the PRC	Residential/ commercial	65.56%	231,759	298,969	Site formation

PROPERTIES HELD FOR SALE

Location	Type	Group's interest	Approx. site area (sq.m)	Approx. gross floor area (sq.m)	Status of development
Shenzhen Development Centre, Renmin Nan Road, Shenzhen, the PRC	Office/retail	56.38%	N/A	1,302	Completed
The unsold portion of commercial podium and residential units of Block Nos. 12, 13 and 15 Chuang's Garden Danshui, Huiyang, the PRC	Commercial/ residential	65.56%	N/A	19,102	Completed

NOTICE is hereby given that the Annual General Meeting of China Strategic Holdings Limited (the "Company") will be held at 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 31st May, 2002 at 11:30 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31st December, 2001;

2. To re-elect Directors and fix their remuneration;

3. To re-appoint Auditors and to authorise the Directors to fix their remuneration; and

4. As special business, to consider and if thought fit, to pass the following ordinary resolutions:

   1. "**THAT:**

      (a) subject to sub-paragraph (c) below, pursuant to Section 57B of the Companies Ordinance of Hong Kong, the exercise by the Directors during the Relevant Period of all powers of the Company to allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

      (b) the approval in sub-paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power, after the end of the Relevant Period;

      (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in sub-paragraphs (a) and (b) above, otherwise than pursuant to a Rights Issue and the exercise of options granted under any share option scheme adopted by the Company, shall not in aggregate exceed 20 percent of the nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(aa) the conclusion of the next Annual General Meeting of the Company;

(bb) the expiration at the period within the next Annual General Meeting of the Company is required by the law or the articles of association of the Company to be held; and

(cc) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer made to the shareholders of the Company, excluding for that purpose any shareholder who is resident in a place where such offer is not permitted or is impracticable under the law of that place, and, where appropriate, to holders of other equity securities for the time being to issue (if any) entitled to be offered them pro rata (apart from fractional entitlements) to their existing holdings of shares in the capital of the Company (or such other equity securities)."

2. **"THAT:**

(a) the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the total nominal amount of the shares in the capital of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 percent of the total nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(aa) the conclusion of the next Annual General Meeting of the Company;

(bb) the expiration of the period within which the next Annual General Meeting of the Company is required by the law or the articles of association of the Company to be held; and

(cc) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

3. **"THAT:**

the general mandate granted to the Directors to allot, issue and deal with additional shares in the capital of the Company pursuant to Resolution 1 set out above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 2 above, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this Resolution."

By Order of the Board
Chan Yan Yan, Jenny
Secretary

Dated this 16th day of April, 2002

Notes:

1. Any member entitled to attend and vote may appoint one or more proxies to attend the meeting and on a poll vote instead of him. A proxy may not be a member of the Company.

2. The form of proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Company's share registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. An explanatory statement giving the details of the proposed grant of a mandate to repurchase shares of the Company will be sent to shareholders of the Company together with the 2001 Annual Report.

目錄

公司資料

董事會

陳國強	(主席兼行政總裁)
Yap, Allan	(副主席)
周美華	(執行董事)
連克農	(執行董事)
李華健	(執行董事)
卜思問	(獨立非執行董事)
蔡學雯	(獨立非執行董事)
陳國鴻	(陳國強之替任董事)
呂兆泉	(Yap, Allan之替任董事)
劉高原	(周美華之替任董事)

秘書

陳欣欣

核數師

德勤•關黃陳方會計師行
執業會計師

註冊辦事處

香港九龍
觀塘鴻圖道51號
保華企業中心8樓

主要往來銀行

中國銀行(香港)有限公司
道亨銀行有限公司
花旗銀行
永亨銀行

法律顧問

姚黎李律師行
盛德律師事務所

股份過戶登記處

標準證券登記有限公司
香港
干諾道中111號
永安中心5樓

本人謹代表董事會向各股東提呈中策集團有限公司(「本公司」)及其附屬公司及聯營公司(統稱「本集團」)截至二零零一年十二月三十一日止年度之二零零一年全年業績。

巨龍甦醒

二零零一年中國國運昌泰，對中國投資不離不棄的人士而言，更是振奮人心的一年。二零零一年夏天，北京成功奪得二零零八年奧運會之主辦權。此外，有中國曼克頓之稱的上海亦主辦一年一度，各國政要雲集的亞太經濟貿易合作會議，彰顯中國在國際政治及經濟舞台上舉足輕重的地位。年內中國最重要的發展當然是於二零零一年十一月加入世界貿易組織，中國自此正式加入國際商貿社群，其龐大的內銷市場亦會逐漸開放，供具競爭力的國際公司加入拓展業務。本集團一直堅定不移以中國投資為首位，洞悉中國市場前景雄厚，因此，在開拓中國市場方面鍥而不捨，努力終得回報與肯定。

由於本集團已建立一個全面且均衡的投資組合，管理層相信，本集團經已做好準備，當可把握未來發展機會。於二零零一年十二月三十一日，本集團在中國及大中華地區之投資涉及多個不同範疇，計有工業、消費及藥物產品之製造，中西藥之貿易及零售、出版報章、物業投資以及酒店營運等層面。

財務業績

本集團截至二零零一年十二月三十一日止年度之營業額合共3,234,000,000港元，較去年同期之3,158,000,000港元上升2.4%。於二零零一年年度，出版報章及買賣中西藥品之收入成為本集團之新收入來源。

本集團截至二零零一年十二月三十一日止年度之經審核綜合股東應佔虧損為598,700,000港元，較去年錄得之730,700,000港元下跌約18 %。虧損主要來自本集團就收費高速公路、投資物業之重估虧絀以及物業及證券投資減值作出合共520,000,000港元之撥備。本集團輪胎業務與出版報章錄得之經營虧損，以及證券減值撥備亦是導致虧損之原因。

展望

中國二零零一年之國民生產總值之升幅達7.3%，市場預期中國將仍可保持現有之經濟增長動力。有鑑於中國增長潛力無限，兼預期東南亞國家之經濟可於短期內復甦，本集團正積極發掘區內之投資機會，並以中國及大中華地區為重點目標，繼續為股東提供長遠價值。

致謝

本人謹代表董事會仝人，衷心感謝股東在去年一直以來的鼎力支持及包容。最後，本人亦向各忠誠員工在回顧財政年度內對本集團之寶貴貢獻致以萬二分的感謝。

主席

陳國強博士

香港

二零零二年四月十六日

本集團業績分析

本集團截至二零零一年十二月三十一日止年度之營業額合共3,234,000,000港元，較去年同期之3,158,000,000港元上升2.4%。於二零零一年年度，出版報章及買賣中西藥品之收入成為本集團之新收入來源，並為收入之增長帶來貢獻。

本集團截至二零零一年十二月三十一日止年度之經審核綜合股東應佔虧損為598,700,000港元，較去年錄得之730,700,000港元下跌約18.1%。虧損主要來自收費高速公路及投資物業之減值及重估虧損、本集團於輪胎業務之經營虧損、出版報章以及證券減值撥備。

流動資金及財務資源

於二零零一年年度，本集團以業務活動所得現金、往來銀行所提供之銀行信貸及出售表現欠佳之投資所得款項作為營運資金。

本集團之短期借貸由二零零零年十二月三十一日之1,352,000,000港元減至二零零一年十二月三十一日約922,000,000港元，而長期借貸則由二零零零年十二月三十一日之595,000,000港元減至二零零一年十二月三十一日約593,000,000港元。因此，本集團之借貸總額由二零零零年十二月三十一日之1,947,000,000港元下降至二零零一年十二月三十一日約1,515,000,000港元，減幅達22.2%。資本負債比率（即長期借貸總額除以股東資金總額）則由0.209增至0.267。

現金及銀行結餘約為745,000,000港元（二零零零年：885,000,000港元），以港元、美元、澳元及人民幣為主。於回顧年度，本公司並無任何重大外匯波動風險。

分部資料與重要投資分析

China Enterprises Limited

於回顧期間，由於市場競爭持續激烈及經營環境艱鉅，本公司在紐約證券交易所上市之附屬公司China Enterprises Limited（「China Enterprises」）於年度之整體業績遜於預期。雖然原料價格有所下降，但中國市場之輪胎價格仍下跌3-5%。縱然如此，China Enterprises在年內之收入仍上升約人民幣400,000,000元，達至約人民幣2,700,000,000元（二零零零年：約人民幣2,300,000,000元）。營業額上升之主因是由二零零一年一月一日起廢除10%之消費税推動產品銷售量上升，當中國內子午輪胎之銷售量更有明顯升幅。杭州中策橡膠（股份）有限公司（「杭州廠」）之表現仍然冠絕同儕，並因銷售量上升而使收入增加29%，達人民幣2,060,000,000元。由於邊際利潤有所改善，杭州廠之表現更勝從前，由去年錄得虧損淨額人民幣1,600,000元，改善為於二零零一年錄得收入淨額人民幣53,500,000元。銀川中策（長城）橡膠有限公司由於負邊際利潤以及呆賬一般撥備及運輸開支上升，在二零零一年錄得虧損淨額人民幣162,200,000元，而在二零零零年則錄得虧損淨額人民幣47,800,000元。

China Enterprises年內之未計税項及少數股東權益前之虧損為人民幣97,900,000元（二零零零年：人民幣76,700,000元），計及税項及少數股東權益後之虧損淨額為人民幣50,300,000元（二零零零年：人民幣58,200,000元）。年內，China Enterprises決定出售其於雙喜輪胎工業股份有限公司（本公司持有55%權益之附屬公司）之全部權益，有關權益視作不良資產處理並在收益表撇銷。因此，China Enterprises截至二零零一年十二月三十一日止年度之綜合虧損淨額為人民幣135,400,000元（二零零零年：人民幣79,400,000元）。

於二零零一年第四季，China Enterprises接獲紐約證券交易所之通知，表示China Enterprises未能在連續30個交易日期間內保持最低總平均市值在15,000,000美元。China Enterprises已在二零零二年年初向紐約證券交易所遞交業務計劃，提供China Enterprises為遵守上市規定而制定之計劃大綱。China Enterprises須在十八個月期間內接受紐約證券交易所監管。現時無法保證紐約證券交易所會接納有關計劃並決定准許China Enterprises保留上市地位。倘若China Enterprises之股份不再在紐約證券交易所上市，China Enterprises將考慮在其他證券交易所上市，代替紐約證券交易所之上市地位。

中國置地集團有限公司

中國置地集團有限公司（「中國置地」）於年內之營業額約為114,900,000港元，而去年之營業額則約為69,700,000港元。營業額上升主要得力於香港及中華人民共和國（「中國」）兩地之物業銷售。

中國置地於二零零一年之虧損淨額為394,000,000港元，而二零零零年之虧損淨額則為583,000,000港元。本年度之經營虧損包括就收費公路、投資物業、物業減值及投資證券之重估虧絀作出合共508,000,000港元之撥備，並已計及中國置地資產之多項相關情況。作出該等撥備前之年度虧損為33,000,000港元。

除非出現不可預見之情況，中國置地預期在來年毋須再為減值及重估虧損作出進一步重大撥備。

在回顧年度內，中國經歷多項重大發展，影響深遠。中國加入世界貿易組織與北京舉辦二零零八年奧運會之消息振奮人心，刺激中國經濟發展。有見及此，中國置地正準備大展拳腳，提升經常性收入。中國置地於廣州市之發展項目之建築工程經已復工，務求增加中國置地租賃業務之租金收入。深圳市收費公路項目之建築工程已於二零零一年年底大致完成。本公司預期深圳公路及保華廣場在將來可為中國置地帶來重要之經常性收入。於二零零一年七月，中國置地更透過配售及認購新股份成功集資。

Australia Net.Com Limited

於澳洲證券交易所上市之附屬公司Australia Net.Com Limited（「ANC」）錄得已扣除所得稅之綜合虧損11,470,299澳元，而去年則有已扣除所得稅之綜合溢利1,076,988澳元。年內，ANC之董事為向ANC注入新動力，繼續發掘策略投資之機會，惜至今尚未物色切合ANC遠景之投資項目。鑑於ANC坐擁雄厚財務資源，ANC董事深信公司必可物色合適之投資機會。

Tung Fong Hung Investment Limited（「**東方紅**」）

東方紅由二零零一年十一月起成為本公司之全資附屬公司，一直積極推動中藥現代化。透過在中山及大埔設置廠房設備，東方紅之生產設施已予提升，符合生產健康食品及西藥產品之「優良藥品製造標準」，此為東方紅之突破及踏出國際市場之第一步。此外，東方紅亦洞悉先機，致力在本地及國際市場之藥業內進行產品商業化及現代化。東方紅亦積極參與臨床研究，出席國際研討會及展覽，提供贊助費及與其他機構共同進行科研項目。

東方紅在開發新產品方面不遺餘力，東方紅生產之纖體清穢丸為一草藥健康產品，成為纖體、保持身體健康及調理腸胃之理想健康產品，在年內極為暢銷。國際專家及權威研究機構亦參與證實纖體清穢丸療效之研究，分析結果盡皆令人滿意。

東方紅之銷售渠道乃經審慎挑選，透過此有效之銷售網，東方紅之零售業務網絡覆蓋香港、中國大陸、台灣、加拿大及新加坡等地近100間之分店。

重大收購及出售事項

於二零零一年四月，本公司公佈將每十股已發行及未發行股份合併為一股合併股份（「合併股份」），並將每股已發行及未發行合併股份之面值由1.00港元削減至0.10港元（「削減股本」）（合稱「股本重組」）。有關確認削減股本之呈請已於二零零一年七月三十一日星期二在法院舉行聆訊。股本重組已於二零零一年八月十日起生效。

於二零零一年五月十八日，本公司、東方魅力集團有限公司（「東魅」）與資本策略投資有限公司（「資本策略」）之全資附屬公司Upland Profits Limited訂立有條件協議，以206,000,000港元之代價出售本公司及東魅分別實益持有65%及35%權益之公司Gold Brilliant Limited（「Gold Brilliant」）之股份及股東貸款。Gold Brilliant持有策略置地有限公司（「策略置地」）（前稱成報傳媒集團有限公司）之74.99%股權。本公司亦透過本公司與東魅分別擁有65%及35%權益之公司Expert Solution Limited（「Expert Solution」）訂立出售協議，以現金代價110,000,000港元收購Actiwater Resources Limited（「Actiwater Resources」）全部已發行股本及股東貸款。Actiwater Resources為策略置地之全資附屬公司，主要業務包括經營成報、書刊雜誌出版及持有專門提供中國新聞資訊之互聯網入門網站之權益。詳情見本公司二零零一年六月十八日致股東之通函。上述交易已於二零零一年七月九日完成。

於二零零一年九月十七日，恒盛東方控股有限公司（「恒盛東方」）（前稱東方紅集團有限公司）發出行使期權之通知。該期權乃由本公司之全資附屬公司See Ying Limited（「See Ying」）授予恒盛東方。根據該通知書，恒盛東方要求See Ying在二零零零年十一月十日訂立股份購買及期權協議之日期起計兩年內，以45,900,000港元之代價，購買佔東方紅已發行股本51%之5,100股股份。東方紅於交易完成後成為本公司之全資附屬公司。

於二零零一年九月二十四日，Expert Solution與成報傳媒集團有限公司（「成報」）（前稱東魅網）訂立收購協議（「收購協議」），以210,000,000港元之代價（「代價」）向Actiwater Resources出售全部已發行股本及股東貸款約210,500,000港元。代價其中50,000,000港元以現金支付，其餘160,000,000港元則以按每股股份0.10港元之價格發行1,600,000,000股成報新股之方式支付。上述交易已於二零零一年十二月四日完成。

於二零零二年二月一日，China Enterprises之全資附屬公司Million Good Limited與辰達永安旅遊（控股）有限公司（「辰達」）訂立認購協議（「認購協議」），按每股0.027港元之發行價認購4,800,000,000股辰達股本中每股面值0.01港元之新股份，認購價將於認購協議完成時支付。China Enterprises與辰達亦同時訂立認購協議（「可換股票據協議」），以120,000,000港元之代價認購由辰達發行予China Enterprises或其代理人之可換股票據，代價將於可換股票據協議完成後支付。詳情見本公司二零零二年三月四日致股東之通函。

於二零零二年三月，本公司公佈擬以供股方式發行不少於921,957,884股新股，並按每股供股股份0.15港元之價格進行紅利發行，藉此籌集約138,300,000港元之資金（未計開支）。本公司將按於記錄日期合資格股東每持有一股現有股份之基準暫定配發兩股供股股份，而紅利認股權證則會按每接納十股供股股份獲發三份認購權（初步認購價為0.17港元）之比例發行。

僱員數目、薪酬政策及購股權計劃

於二零零一年十二月三十一日，本集團約有16,175名（二零零零年：15,548名）僱員。薪酬包括薪金及按個別表現計算之年終花紅。截至二零零一年十二月三十一日止年度，概無授出或行使購股權。

或然負債

(a) 於二零零一年十二月三十一日，本集團就外界人士所獲銀行信貸約181,000,000港元（二零零零年十二月三十一日：279,000,000港元）向銀行提供擔保。此外，本集團亦就聯營公司所獲銀行信貸向銀行提供擔保約2,000,000港元（二零零零年十二月三十一日：2,000,000港元）。

(b) 本公司就本公司全資附屬公司Tung Fong Hung Medicine (Retail) Limited與地下鐵路有限公司（「地鐵」）就租賃物業而簽訂之租賃協議項下之未付租金及未清償責任向地鐵提供擔保。

(c) 一九九九年八月，保華廣場（前稱江南中心）之建築師向中國置地之全資附屬公司其鋒有限公司（「其鋒」）提起法律程序，分別索償服務費及其他開支600,000港元及6,600,000港元。

其鋒全力反對上述索償，並就該建築師所提供之監管服務不足所引致的損失及損害提起反訴。

由於其鋒提起反訴，建築師將總索償額修訂為7,700,000港元。截至本年報日期，該等法律程序仍在進行。經考慮本集團之法律顧問意見後，董事認為程序之結果對本集團之財務狀況不會有重大不利影響。

(d) 於二零零一年七月，中國置地間接持有之非全資附屬公司惠州緯通房產有限公司（「惠州緯通」），以惠州市嘉城集團有限公司（「惠州嘉城」）（惠州港澳廣場建築工程之總承建商）之擔保人之身份，向中國廣東省惠州市政府提起法律程序。根據惠州市政府惠州緯通於一九九四年九月七日簽立之擔保書，惠州緯通索償之金額約人民幣243,600,000元，即惠州緯通向惠州嘉城支付約人民幣167,500,000元之建築成本連同約人民幣76,100,000元之損害。

截至本年報日期，惠州緯通正等待案件進行聆訊。在現階段未能可靠地預測結果。由於港澳廣場之總建築成本經已撇銷，董事會認為倘最終判決不利於惠州緯通，亦不會對本集團之財務狀況構成任何重大不利影響。

(e) 於二零零一年十一月，惠州港澳廣場之若干物業之買家（「買家」）根據一九九四年九月七日訂立之預售協議，就惠州緯通未能將港澳廣場之物業交付買家而向惠州緯通提起法律程序。買家索償之金額約為76,600,000港元，即預售按金連同損害約人民幣64,200,000元及有關法律開支。

於二零零二年一月，惠州緯通提出抗辯，指稱根據上述協議之條款，訂約各方之任何爭議應以仲裁方式解決。截至本年報日期，廣東省惠州市中級人民法院仍在考慮此案，在現階段未能可靠地預測結果，其後亦再無在財務報表提撥進一步準備。

資產抵押

於二零零一年十二月三十一日，以下資產已作抵押，作為本集團所獲之備用信貸額之擔保：

(a) 銀行貸款及其他借貸 － 一年後到期

賬面值為17,630,000港元（二零零零年：32,130,000港元）之投資物業。

賬面值為234,462,000港元（二零零零年：238,033,000港元）之若干物業、廠房及設備。

5,244,000港元（二零零零年：無）之證券投資。

賬面值約為53,194,000港元（二零零零年：無）之若干聯營公司股份。

(b) 銀行貸款及其他借貸 － 一年內到期

83,520,000港元（二零零零年：612,351,000港元）之銀行存款。

在截至二零零零年及二零零一年十二月三十一日止年度，深圳龍城星源實業有限公司（「龍城星源」）已將其收取路費之收入權利抵押予一間銀行作為備用信貸融資之抵押。

於二零零零年十二月三十一日，中國置地之一間附屬公司為獲取信貸融資向一間銀行發行兩張債券，而該等債券乃以該附屬公司所持龍城星源已抵押賬面值為618,999,000港元之全部權益之第一浮動押記作為抵押。該等債券已於年內償還銀行借貸後予以解除。

董事會仝人謹向股東提呈本公司截至二零零一年十二月三十一日止年度之週年報告及經審核財務報表。

主要業務

本公司為一間投資控股公司，各主要附屬公司及聯營公司之業務分別載於財務報表附註20及21。

主要客戶及供應商

本集團五大客戶之銷售總額佔總銷售額少於30%，而本集團五大供應商之購買總額亦佔總購買額少於30%。

業績及轉撥

本集團截至二零零一年十二月三十一日止年度之業績及轉撥詳情載於第32頁綜合收益表。

董事並不建議派發股息。

財務摘要

本集團過去五個財政年度之業績以及資產與負債概要載於第98及第99頁。

股本及購股權

本公司於年內進行股本重組(「股本重組」)；據此，已發行及未發行股本中每十股每股面值0.10港元之普通股已合併成一股面值1.00港元之普通股。已發行及未發行股份每股之面值由1.00港元減至股份合併後之0.10港元，而法定股本則藉增設7,200,000,000股每股面值0.10港元之額外普通股由80,000,000港元上升至800,000,000港元。

上述變動及本公司股本及購股權於年內之其他變動詳情載於財務報表附註30及31。

儲備

本集團及本公司之儲備於年內之變動詳情載於財務報表附註32。

購買、出售或贖回上市證券

年內，本公司或其任何附屬公司概無購買、出售或贖回本公司之任何上市證券。

投資物業

年內，本集團因收購附屬公司而收購約97,000,000港元之投資物業，亦因出售附屬公司而出售約85,000,000港元之投資物業。

本集團亦已於結算日重估其全部尚餘投資物業，重估產生之20,000,000港元虧絀已在收益表扣除。

上述變動及本集團投資物業於年內之其他變動詳情載於財務報表附註14。

物業、廠房及設備

年內，本集團因收購附屬公司而收購賬面總值約77,000,000港元之物業、廠房及設備，亦因出售附屬公司而出售賬面總值約189,000,000港元之物業、廠房及設備。

本集團就中華人民共和國(「中國」)一個收費高速公路興建項目錄得支出約274,000,000港元。

本集團之物業、廠房及設備錄得約504,000,000港元之減值虧損。

上述詳情及本集團與本公司之物業、廠房及設備於年內之其他變動詳情載於財務報表附註15。

發展中／待發展物業

年內，本集團之發展中／待發展物業錄得支出約8,000,000港元。

本集團之發展中／待發展物業錄得約29,000,000港元之減值虧損。

本集團之發展中／待發展物業於年內之變動詳情載於財務報表附註16。

附屬公司及聯營公司

年內，本集團於中國置地集團有限公司(「中國置地」)之權益隨中國置地配發及發行新股由約74.98%攤薄至約65.56%。

附屬公司及聯營公司 — *續*

本公司透過其持有65%權益之附屬公司Gold Brilliant Limited(「Gold Brilliant」)訂立協議，收購策略置地有限公司(「策略置地」，前稱成報傳媒集團有限公司及Huey Tai International Limited)約38.65%權益，並將其於Optima Media Holding Limited、Komatic International Limited及中國青年網有限公司之全部權益售予策略置地之全資附屬公司Actiwater Resources Limited(「Actiwater」)。

收購及出售完成後，Gold Brilliant須就策略置地全部股份提出現金收購建議。於現金收購建議截止時，Gold Brilliant持有策略置地約76.20%權益，其後再減持至74.99%。

本公司進一步訂立協議，將其於Gold Brilliant之全部權益售予資本策略投資有限公司，並再向Gold Brilliant購回策略置地約9.74%權益，以此償還尚欠Gold Brilliant之股東貸款。本公司亦透過另一間本公司持有65%權益之附屬公司Expert Solution Limited向策略置地購回Actiwater之全部股本權益。

本公司進一步出售其於Actiwater之權益予成報傳媒集團有限公司(「成報傳媒」，前稱東魅網，現易名為成報傳媒集團有限公司)，代價以支付現金及發行成報傳媒股份之方式償付。成報傳媒為於香港聯合交易所有限公司創業板上市之公司。出售完成後，本公司持有成報傳媒約27.97%權益。

本公司亦透過其全資附屬公司向恒盛東方控股有限公司(前稱「東方紅集團有限公司」)收購Tung Fong Hung Investment Limited約49%權益並在年內將其所持權益增至100%。

於二零零一年十二月三十一日之其他主要附屬公司及聯營公司詳情分別載於財務報表附註20及21。

董事會

年內及直至本報告編製日期為止之本公司董事會成員為：

執行董事：	
陳國強博士	
主席兼行政總裁	
Yap, Allan先生	
副主席	
周美華女士	
連克農先生	
李華健先生	(於二零零一年七月十日獲委任)
陳國鴻先生	(於二零零一年七月十日辭任)
劉高原先生	(於二零零一年七月十日辭任)
呂兆泉先生	(於二零零一年二月十九日獲委任並於二零零一年七月十日辭任)
黃鴻年先生(別名Peter Oei)	(於二零零一年四月二十三日辭任)
陳國強博士之替任董事：	
陳國鴻先生	(於二零零一年七月十日獲委任)
Yap, Allan先生之替任董事：	
呂兆泉先生	(於二零零一年七月十日獲委任)
周美華女士之替任董事：	
劉高原先生	(於二零零一年七月十日獲委任)
非執行董事：	
馬慧敏女士	(於二零零一年二月二十八日改任並於二零零一年五月三十一日退任)
獨立非執行董事：	
卜思問先生	
蔡學雯女士	(於二零零一年四月二十三日獲委任)
唐偉先生	(於二零零二年一月二十五日辭任)

根據本公司之公司章程細則第116條，連克農先生及卜思問先生須於應屆股東週年大會輪值告退。此外，根據本公司之公司章程細則第99條，由上屆股東週年大會至本報告日期止期間獲委任之李華健先生於應屆股東週年大會告退。所有退任董事均合資格並願意膺選連任。

董事會－*續*

擬於應屆股東週年大會上膺選連任之董事概無與本集團訂立本集團不可於一年內免付賠償(法定賠償除外)而終止之服務合約。

各非執行董事之任期為截至根據本公司之公司章程細則須輪值退任止期間。

董事及高級管理層之資料簡介

董事

陳國強博士，現年47歲，為本公司主席兼行政總裁，以及紐約證券交易所上市公司China Enterprises Limited(「China Enterprises」)之主席。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾22年國際企業管理經驗。陳博士亦為德祥企業集團有限公司(「德祥企業」)、保華德祥建築集團有限公司(「保華德祥」)、錦興集團有限公司(「錦興」)之主席。彼亦為Downer EDI Limited(「Downer」，其股份於澳洲證券交易所上市)之非執行董事。

Yap, Allan先生，現年46歲，於金融、投資及銀行業積逾20年經驗，為本公司及China Enterprises之副主席。Yap先生為錦興之董事總經理及德祥企業之執行董事。Yap先生亦為Burcon NutraScience Corporation(「Burcon」)之主席兼行政總裁。Burcon為加拿大上市公司。

周美華女士，現年47歲，為本公司執行董事。彼於會計及金融方面積逾21年經驗。周女士持有商業學士及碩士學位，並為香港會計師公會會員、澳洲會計師公會會員及加拿大公認會計師協會會員。彼於二零零零年加入本公司。彼為德祥企業之董事總經理，保華德祥、東方魅力集團有限公司(「東方魅力」)及中國置地之執行董事，亦為Burcon之董事。

連克農先生，現年53歲，為本公司執行董事。連先生持有商業學士學位並為新加坡註冊會計師公會及澳洲會計師公會會員。彼於一九九八年加入本公司，在金融、會計、投資及銀行業積逾31年經驗。連先生為Australia Net.Com Limited(其股份於澳洲證券交易所上市)之董事及中國發展集團有限公司之非執行董事。

李華健先生，現年46歲，本公司執行董事。李先生於一九九八年七月加入本公司，擔任本公司大中華區總裁。李先生於國際貿易、投資及管理方面積逾21年經驗。李先生熟悉中國投資環境及法律體制。

董事及高級管理層之資料簡介 — *續*

董事 — *續*

卜思問先生，現年48歲，於二零零零年二月獲委任為本公司獨立非執行董事。卜思問先生在投資及金融界擁有逾20年經驗，非常熟悉有關中國之投資事宜，對科技、房地產及直接投資等行業亦有深入了解。彼曾於所羅門兄弟、花旗銀行、美國銀行及Prudential Asia工作。

蔡學雯女士，現年41歲，於二零零一年四月獲委任為本公司獨立非執行董事。彼出任香港多間上市公司之董事。彼為香港及英國執業律師，亦為國際律師行盛德律師事務所之合夥人。

陳國鴻先生，現年43歲，為陳國強博士之替任董事。陳先生持有文學文憑，在中國貿易業務方面積逾19年經驗。彼於二零零零年加入本公司。彼為中國置地主席、德祥企業及錦興之執行董事。彼為本公司主席兼行政總裁陳國強博士之胞弟。

劉高原先生，現年50歲，為周美華女士之替任董事。彼於建築業內積逾29年之國際企業管理經驗。劉先生於二零零零年加入本公司。彼為德祥企業及保華德祥之副主席及新世界數碼基地有限公司之董事。劉先生亦為Downer之主席。

呂兆泉先生，現年45歲，為Yap, Allan先生之替任董事。彼為專業會計師，曾任職一家國際會計師行逾11年，並曾在多間私人及上市公司擔任金融方面之高職。呂先生於二零零一年加入本公司。彼亦為錦興之財務總裁。

高級管理層

朱之霖先生，現年36歲，為大中華區副總裁。彼持有台灣China Europe International Business School之MBA M. Engineer of S.J.S.M.I.T碩士學位及加拿大溫哥華Kingston College之市場學碩士學位。彼擁有逾10年之中國經驗，並於ISO系統管理及物流管理方面具備豐富經驗。朱先生負責管理、業務發展及中國特別項目等事務。

陳玲女士，現年36歲，為本公司財務總監。於一九九六年加入本公司前，陳女士曾於香港及澳洲的國際會計師行工作。彼為澳洲特許會計師公會會員、英國公認會計師公會資深會員及香港執業會計師。

董事及高級管理層之資料簡介 — *續*

高級管理層 — *續*

Law, Dorothy女士，現年32歲，為China Enterprises董事。彼持有加拿大英屬哥倫比亞大學商業學士及法律學士學位。彼為英屬哥倫比亞省之執業大律師及律師，亦為香港高等法院之律師。Law, Dorothy女士亦為Burcon 之董事及錦興之公司顧問。

董事於股份之權益

於二零零一年十二月三十一日，各董事於本公司及其相聯法團(按證券(披露權益)條例(「披露權益條例」)之涵義)之股本中擁有根據披露權益條例第28條已通知本公司及香港聯合交易所有限公司(「香港聯交所」)之權益(包括根據披露權益條例第31條或附表第一部份彼等被認為或被視作擁有之權益)，或根據披露權益條例第29條須列入該條例所述之登記冊內，或根據香港聯交所證券上市規則(「上市規則」)所載上市公司董事進行證券交易的標準守則(「標準守則」)已通知本公司及香港聯交所之權益如下：

本公司

	股份數目 *(附註1)*			
董事姓名	**個人權益**	**家族權益**	**公司權益**	**其他權益**
連克農	633	–	–	–
陳國強 *(附註2)*	–	–	80,440,000	–

附註：

1. 本公司股本中每股面值0.10港元之股份。

2. 陳國強博士由於擁有Chinaview International Limited（「Chinaview」，擁有Calisan Developments Limited（「Calisan」）超過三分之一已發行股本）之權益，故被視為於Calisan所持有之80,440,000股本公司股份中擁有權益。有關詳情載於「主要股東」一節。

陳國強博士因其於上述本公司股本中擁有權益，故根據披露權益條例被視為於本公司附屬公司及聯營公司股份中擁有權益。

董事於股份之權益－*續*

除上文所披露者外，於二零零一年十二月三十一日，本公司之董事或彼等之聯繫人概無於本公司或其任何相聯法團（按披露權益條例之涵義）之任何股份中擁有任何個人、家族、公司或其他權益，或擁有根據標準守則須通知本公司及香港聯交所之權益。

董事於競爭業務之權益

於二零零一年十二月三十一日，本公司董事於競爭業務中擁有須根據上市規則第8.10條予以披露之權益如下：

董事姓名	公司名稱	競爭業務之性質	權益性質
陳國強	保華德祥及其附屬公司	於香港及中國之地產業務	身為保華德祥之主席兼主要股東
	東方魅力及其附屬公司	於香港及中國之地產業務	身為東方魅力之主要股東
周美華	東方魅力及其附屬公司	於香港及中國之地產業務	身為東方魅力之執行董事
	保華德祥及其附屬公司	於香港及中國之地產業務	身為保華德祥之執行董事
劉高原	保華德祥及其附屬公司	於香港及中國之地產業務	身為保華德祥之副主席

董事於競爭業務之權益－*續*

經考慮上述業務之性質、規模及範疇後，本公司董事相信該等業務不大可能與本集團之業務構成任何重大競爭。

除上文所披露者外，概無董事於任何直接或間接與本集團業務構成競爭或可能構成競爭之業務（惟本集團之業務除外）中擁有任何權益。

董事購買股份或債券之權利

本公司

本公司於一九九二年七月二十日採納行政人員購股權計劃，該計劃由計劃採納日期起十年內有效。根據計劃之條款，本公司向本公司及其附屬公司之董事及僱員授予購股權以認購本公司之普通股，並就此收取1港元之代價。設立計劃之主要目的是為董事及合資格僱員提供原動力。認購價（可予調整）乃根據本公司股份在緊接授予購股權建議前五個交易日之最後平均收市價之80%。已授出之購股權可在購股權獲接納日期起計十年內行使。

於二零零一年十二月三十一日，根據上述計劃授出之購股權涉及之股份數目為376,750股，相等於本公司於當日之已發行股份之0.082%。根據該計劃可授出之購股權涉及之股份總數不得超逾本公司不時已發行股份（不包括根據購股權計劃所發行之任何股份）之10%，惟取得本公司股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾根據購股權不時已發行及可予發行之本公司股份總數之25%，惟取得本公司股東事先批准者則不在此限。

董事購買股份或債券之權利－續

本公司－續

該計劃項下之購股權於年內之變動概要如下：

		購股權涉及之股份數目					
行使期	行使價* 港元	於二零零一年一月一日尚未行使	年內授出	年內行使	因股份合併作出調整	年內放棄／失效	於二零零一年十二月三十一日尚未行使
一九九八年七月二十一日	0.606	21,647,500	–	–	(427,500)	(21,220,000)	–
至二零零二年七月二十日	6.060	–	–	–	42,750	(6,000)	36,750
一九九九年五月二十七日	0.300	25,000,000	–	–	–	(25,000,000)	–
至二零零四年五月二十六日							
一九九九年十一月二十二日	0.320	2,000,000	–	–	(2,000,000)	–	–
至二零零四年十一月二十一日	3.200	–	–	–	200,000	(200,000)	–
二零零零年一月十二日	0.344	1,000,000	–	–	(1,000,000)	–	–
至二零零五年一月十一日	3.440	–	–	–	100,000	(50,000)	50,000
二零零零年二月十四日	0.405	7,900,000	–	–	(2,900,000)	(5,000,000)	–
至二零零五年二月十三日	4.050	–	–	–	290,000	–	290,000
		57,547,500	–	–	(5,694,750)	(51,476,000)	376,750

* 購股權之行使價已於股本重組生效後由初步行使價0.606港元、0.32港元、0.344港元及0.405港元分別調整至6.06港元、3.2港元、3.44港元及4.05港元

董事購買股份或債券之權利－*續*

本公司－*續*

根據本公司之購股權計劃授予前任董事而尚未行使之購股權詳情概述如下：

前任董事姓名	行使期	行使價	於二零零一年一月一日購股權涉及之股份數目	年內授出	年內行使	年內放棄／失效	於二零零一年十二月三十一日購股權涉及之股份數目
		港元					
黃鴻年	一九九八年七月二十一日至二零零二年七月二十日	0.606	18,500,000	–	–	(18,500,000)	–
	一九九九年五月二十七日至二零零四年五月二十六日	0.30	25,000,000	–	–	(25,000,000)	–
馬慧敏	二零零零年二月十四日至二零零五年二月十三日	0.405	5,000,000	–	–	(5,000,000)	–

由於所有購股權在股本重組生效前經已失效，故毋須對行使價及授出之購股權數目進行調整。

本公司行政人員購股權計劃之詳情載於財政報表附註31。

China Enterprises

China Enterprises於一九九四年六月七日採納行政人員股權計劃，該計劃由計劃採納日期起十年內有效。根據計劃之條款，China Enterprises向China Enterprises及其附屬公司之高級人員及僱員（董事亦屬僱員）授予購股權以認購China Enterprises之普通股，上限為910,000股股份，並就此收取1港元之代價。設立計劃之主要目的是為高級人員、董事及合資格僱員提供原動力。行使購股權所發行之普通股股份將為法定及未發行股份。China Enterprises之董事會成立獨立委員會（「委員會」），監管及考慮根據計劃授出購股權。認購價由委員會釐定，惟不會低於China Enterprises普通股股份在授予購股權建議日期前五個交易日在紐約證券交易所之平均成交價之80%。

董事購買股份或債券之權利－*續*

China Enterprises －*續*

於二零零一年十二月三十一日，根據上述計劃授出之購股權涉及之股份數目為20,000股，相等China Enterprises於當日之已發行股份之2.20%。根據該計劃可授出之購股權涉及之股份總數不得超逾China Enterprises不時已發行股份910,000股，惟取得China Enterprises股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾China Enterprises不時已發行股份之25%，惟取得China Enterprises股東事先批准者則不在此限。

China Enterprises計劃項下之購股權於年內之變動概要如下：

行使期	行使價 美元	於二零零一年 一月一日 尚未行使	年內放棄 ／失效	於二零零一年 十二月三十一日 尚未行使
一九九五年二月二十三日至二零零五年二月二十二日	10.25	30,000	(30,000)	–
一九九九年六月一日至二零零九年五月三十一日	5.875	189,990	(189,990)	–
二零零零年二月三日至二零一零年二月二日	9.9375	20,000	–	20,000
		239,990	(219,990)	20,000

China Enterprises授予本公司前任董事而尚未行使之購股權詳情概述如下：

前任董事姓名	行使期	行使價 美元	於二零零一年 一月一日 購股權 涉及之 股份數目	年內授出	年內行使	年內放棄 ／失效	於二零零一年 十二月三十一日 購股權 涉及之 股份數目
馬慧敏	一九九五年二月二十三日至二零零五年二月二十二日	10.25	30,000	–	–	(30,000)	–
	一九九九年六月一日至二零零九年五月三十一日	5.875	189,990	–	–	(189,990)	–

China Enterprises之行政人員購股權計劃之詳情載於財務報表附註31。

董事購買股份或債券之權利－*續*

中國置地

中國置地之購股權計劃於二零零零年六月二十七日採納，有效期由二零零零年七月三日起至二零一零年七月二日止，為期十年，其目的為獎勵及嘉許僱員對本集團之貢獻。根據該計劃，中國置地董事會可向中國置地或其任何附屬公司之執行董事及全職僱員授出購股權以認購中國置地之股份，每批授出之購股權均收取1港元之代價。購股權之行使價由中國置地董事會釐定，須為(i)上市規則不時准許之認購價；及(ii)一股中國置地股份之面值兩者之較高者為準。購股權可於董事會釐定之期間內隨時行使，惟該期間不得超逾購股權授出日期起計十年。

根據該計劃，授出之購股權可以認購之中國置地股份數目，連同中國置地任何其他購股權計劃可認購之中國置地股份數目之總數，以中國置地不時已發行股本(不包括根據該計劃或任何其他計劃授出之購股權獲行使時須予發行之股份)之10%或上市規則不時准許之其他較高股份數目為限。

倘任何人士獲授之所有購股權之已發行及可予發行之中國置地股份總數，超過當時根據該計劃而發行及可予發行之股份總數之25%或上市規則不時准許之較高股份數目，則不得向該名人士授出購股權。

年內，董事會並無根據該計劃授出任何購股權，而中國置地任何董事並無行使該計劃下之購股權，且亦無任何購股權被註銷或失效。此外，截至二零零一年十二月三十一日止財政年度之年初及年終，均無尚未行使之購股權。

董事購買股份或債券之權利－*續*

除上文所披露者外，本公司或其任何附屬公司概無於年內任何時間訂立任何安排致使本公司董事透過收購本公司或任何其他法團之股份或債券而獲益，且年內董事或彼等之配偶或十八歲以下之子女概無擁有可認購本公司證券之任何權利，亦並無於年內行使任何該等權利。

主要股東

根據披露權益條例第16條規定須予保存之登記名冊所載，就披露權益條例第3至第7條而言，於二零零一年十二月三十一日，下列股東擁有本公司已發行股本10%或以上之權益：

名稱	附註	股份數目	概約持股百分比
Calisan	1	80,440,000	17.45%
Great Decision Limited	1	80,440,000	17.45%
Paul Y. - ITC Investment Group Limited	1	80,440,000	17.45%
Paul Y. - ITC Construction Holding (B.V.I.) Limited	1	80,440,000	17.45%
保華德祥	1	80,440,000	17.45%
Hollyfield Group Limited	1	80,440,000	17.45%
ITC Investment Holdings Limited (「ITC Investment」)	1	80,440,000	17.45%
德祥企業	1	80,440,000	17.45%
Galaxyway Investments Limited	1	80,440,000	17.45%
Chinaview	1	80,440,000	17.45%
陳國強博士	1	80,440,000	17.45%
Well Orient Limited	2	80,440,000	17.45%
Powervote Technology Limited	2	80,440,000	17.45%
Hanny Magnetics (B.V.I.) Limited	2	80,440,000	17.45%
錦興	2	80,440,000	17.45%

主要股東－*續*

附註：

1. 陳國強博士擁有Chinaview全部權益，而Chinaview擁有Galaxyway Investments Limited（「Galaxyway」）全部權益。Galaxyway擁有德祥企業超過三分之一已發行普通股本。德祥企業擁有ITC Investment之全部權益，而ITC Investment則擁有Hollyfield Group Limited（「Hollyfield」）之全部權益。Hollyfield擁有保華德祥超過三分之一已發行股本。保華德祥擁有Paul Y. - ITC Construction Holdings (B.V.I.) Limited（「PYBVI」）之全部權益，而PYBVI擁有Paul Y. - ITC Investment Group Limited（「PYITCIG」）全部權益。PYITCIG擁有Great Decision Limited（「GDL」）全部權益，而GDL擁有Calisan全部權益。因此，GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳國強博士被視為於Calisan所持有之80,440,000股本公司股份中擁有權益。

2. 威倫有限公司（「威倫」）由Powervote Technology Limited（「PTL」）全資擁有，而PTL由Hanny Magnetics (B.V.I.) Limited（「Hanny Magnetics」）全資擁有。Hanny Magnetics由錦興全資擁有。PTL、Hanny Magnetics及錦興被視為於威倫所持有之80,440,000股本公司股份中擁有權益。

除本年報所披露者外，就本公司任何董事所知，於二零零一年十二月三十一日，概無任何人士於本公司之已發行股本中直接或間接擁有10%或以上權益。

關連交易

1. 於二零零一年一月三十日，本公司透過其全資附屬公司Happy Access Limited向中國置地提供120,000,000港元之貸款作為營運資金。該貸款為無抵押、按當時市場利率計息並須由提取貸款之日期起計兩年內償還。中國置地已就此錄得利息支出約7,413,000港元。截至本報告日期，中國置地已償付本金額14,000,000港元。

2. 本公司就永亨銀行有限公司(「永亨銀行」)給予Gold Brilliant之30,000,000港元銀行信貸，於二零零一年二月十五日為永亨銀行簽立擔保額為19,500,000港元之公司擔保。

   公司擔保已於年內解除。

關連交易－*續*

3. 於二零零一年二月二十八日，本公司訂立下列關連交易：

   ◦ 本公司之全資附屬公司Diao Yu Tai (Holdings) Private Limited出售兩架汽車，作價409,000新加坡元（約相等於1,826,000港元），即由Automobile Association of Singapore於二零零零年十一月七日就該兩架汽車作出之公平市值估值。

     由於該兩架汽車之買家為本公司前任董事黃鴻年先生之聯繫人，故該交易構成上市規則所指之關連交易。

   ◦ 中國置地之全資附屬公司明鴻（控股）有限公司與Gunnell Properties Limited及旋高有限公司（「業主」）訂立租用位於香港九龍觀塘鴻圖道51號保華企業中心27樓之物業之租約，由二零零一年三月一日至二零零三年二月二十八日（包括首尾兩天）止，為期兩年，每月租金為193,558港元。

     由於業主為保華德祥之全資附屬公司，故根據上市規則，該交易構成本公司之關連交易。

   ◦ 業主授予中國互貿網有限公司（「中貿」）、中國工業股份有限公司（「中工」）及惠泰控股有限公司（「惠控」）一項許可，可於二零零一年三月一日至二零零二年二月二十八日止期間內不受限制進入及使用位於香港九龍觀塘鴻圖道51號保華企業中心33樓之物業之若干設施，每月繳付許可費為45,084港元。

     由於中貿為本公司之全資附屬公司，而中工為中國置地之全資附屬公司，惠控為策略置地之附屬公司，故根據上市規則，該等交易構成本公司之關連交易。

4. 於二零零一年三月八日，本公司透過其全資附屬公司Capital Passion Limited向中國置地提供人民幣17,500,000元之貸款作為營運資金。該貸款為無抵押、按當時市場年利率計息及須於提取貸款之日期起計兩年內償還。中國置地已就此錄得利息支出約437,000港元。截至本報告日期，中國置地已償清該款項。

關連交易－續

5. 於二零零一年五月十七日，本公司透過其全資附屬公司Winning Effort Limited向中國置地提供人民幣4,800,000元之貸款作為營運資金。該貸款為無抵押、按當時市場年利率計息及須於提取貸款之日期起計兩年內償還。中國置地已就此錄得利息支出約181,000港元。

6. 於二零零一年五月十八日，本集團連同東方魅力、Gold Brilliant之其他股東訂立協議，將彼等各自於Gold Brilliant之65%及35%權益售予資本策略投資有限公司，代價約為206,000,000港元。Gold Brilliant之唯一資產為策略置地全部已發行股本約74.99%之權益。根據該協議，訂約各方同意Gold Brilliant於策略置地所持有約9.74%及5.25%之權益分別轉讓予本集團及東方魅力，以此償還Gold Brilliant欠彼等之股東貸款。Gold Brilliant於股份轉讓後持有策略置地60%權益。同日，本集團連同東方魅力透過本集團持有65%權益之Expert Solution Limited（「Expert Solution」）同意向策略置地收購Actiwater之全部權益。Actiwater之主要附屬公司主要從事媒體權益業務，代價約110,000,000港元。由於策略置地及Expert Solution均為本公司之非全資附屬公司，故根據上市規則，有關收購Actiwater之該等交易構成本公司之關連交易。

7. 於二零零一年六月二十二日，本公司透過其全資附屬公司Citybest Limited向中國置地提供20,000,000港元之貸款作為營運資金。該貸款為無抵押、按當時市場年利率計息及須於二零零三年一月一日前償還。中國置地已就此錄得利息支出約97,000港元。截至本報告日期，中國置地已償清該款項。

遵守最佳應用守則

董事認為，本公司於年內一直遵守上市規則附錄14所載之最佳應用守則，惟本公司獨立非執行董事並非以指定任期委任，而須根據本公司之公司章程細則在股東週年大會上輪值告退及膺選連任。

結算日後事項

於結算日後之重大事項詳情載於財務報表附註47。

核數師

有關重新委聘德勤。關黃陳方會計師行連任本公司核數師之決議案將在本公司之股東週年大會上提呈。

代表董事會

執行董事

連克農

二零零二年四月十六日

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致中策集團有限公司股東

（於香港註冊成立之有限公司）

本核數師行已完成審核載於第32頁至第97頁按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須選取並貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並向股東作出報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷，所釐定的會計政策是否適合　貴公司及　貴集團的具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立合理的基礎。

意見

本行認為上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零一年十二月三十一日的財政狀況及　貴集團截至該日止年度的虧損和現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤。關黃陳方會計師行
香港執業會計師
香港
二零零二年四月十六日

綜合收益表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營業額	4	**3,234,404**	3,158,058
銷售成本		**(2,971,785)**	(2,766,813)
毛利		**262,619**	391,245
其他收益	6	**168,178**	210,373
分派成本		**(179,879)**	(161,656)
行政支出		**(242,744)**	(282,226)
其他支出	7	**(909,862)**	(869,985)
經營虧損	8	**(901,688)**	(712,249)
融資成本	10	**(81,462)**	(88,487)
所佔聯營公司之業績		**(17,997)**	(12,147)
稅前虧損		**(1,001,147)**	(812,883)
稅項	11	**(5,982)**	(6,608)
未計少數股東權益之虧損		**(1,007,129)**	(819,491)
少數股東權益		**408,399**	88,809
年度虧損淨額		**(598,730)**	(730,682)
股息	12	**–**	46,098
每股虧損			
基本	13	**(1.30)港元**	(1.59)港元
攤薄		**不適用**	不適用

綜合資產負債表

於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
投資物業	14	49,341	71,818
物業、廠房及設備	15	2,452,199	2,734,587
發展中／待發展物業	16	137,000	157,401
收購土地使用權所付款項	17	2,727	—
無形資產	18	—	107,208
商譽	19	32,708	—
於聯營公司之投資	21	176,268	115,752
應收賬款——一年後到期	22	302,439	18,995
證券投資	23	473,408	757,197
借予少數股東之貸款	24	26,765	28,074
		3,652,855	3,991,032
流動資產			
待售物業	25	32,881	31,081
存貨	26	790,288	869,333
應收貿易賬款	27	481,024	667,817
應收賬款——一年內到期	22	107,195	50,217
應收聯營公司款項	21	13,517	5,323
其他應收款項、按金及預付款項		298,722	367,624
提供予承建商之墊款		9,439	184,443
可收回利得税及其他可收回税項		208	85
證券投資	23	40,000	67,800
銀行結餘及現金		744,927	885,228
已抵押銀行存款		83,520	612,351
		2,601,721	3,741,302
流動負債			
應付賬款及應計費用	28	431,885	674,566
其他應付款項		563,821	415,130
應付關連公司款項	29	36,492	—
應付聯營公司款項	21	9,625	—
應付利得税及其他應付税項		32,871	43,531
銀行貸款及其他借款	34	922,272	1,351,545
		1,996,966	2,484,772
流動資產淨值		604,755	1,256,530
		4,257,610	5,247,562

綜合資產負債表

於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
資本及儲備			
股本	30	46,098	460,979
儲備	32	2,174,692	2,388,875
		2,220,790	2,849,854
少數股東權益		1,323,582	1,699,376
非流動負債			
銀行貸款及其他借款－一年後到期	34	593,121	595,213
已收按金	35	76,638	76,638
少數股東提供之貸款	24	43,479	26,481
		713,238	698,332
		4,257,610	5,247,562

刊於第32頁至第97頁之財務報表已於二零零二年四月十六日獲董事會批准及授權刊行，並由下列董事代表簽署：

Yap, Allan	連克農
副主席	*執行董事*

資產負債表

於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
物業、廠房及設備	15	**8,722**	8,660
收購土地發展權所付款項	17	**2,727**	–
於附屬公司之投資	20	**329,186**	328,189
應收附屬公司款項	20	**1,515,455**	2,179,911
於聯營公司之權益	21	**2**	2
應收賬款－一年後到期	22	**25,246**	26,480
證券投資	23	**19,517**	19,517
		1,900,855	2,562,759
流動資產			
應收聯營公司款項	21	**473**	1,083
應收賬款－一年內到期	22	**16,239**	4,673
其他應收款項、按金及預付款項		**2,687**	6,595
銀行結餘及現金		**106,491**	217,237
		125,890	229,588
流動負債			
應付賬款及應計費用		**2,674**	3,101
應付關連公司款項	29	**1,073**	–
銀行貸款及其他借款	34	**20,011**	8,798
		23,758	11,899
流動資產淨值		**102,132**	217,689
		2,002,987	2,780,448
資本及儲備			
股本	30	**46,098**	460,979
儲備	32	**1,246,936**	1,453,360
		1,293,034	1,914,339
非流動負債			
銀行貸款及其他借款	34	**35**	–
應付附屬公司款項	20	**709,918**	866,109
		2,002,987	2,780,448

Yap, Allan	**連克農**
副主席	*執行董事*

已確認收益及虧損綜合報表

截至二零零一年十二月三十一日止年度

	二零零一年 千港元	二零零零年 千港元
因折算香港以外營運所產生之匯兌差額	**(7,277)**	(1,223)
所佔聯營公司儲備		
商譽儲備	**–**	(12,097)
滙兌儲備	**(72)**	(7,317)
非供分派之儲備	**–**	2,204
	(7,349)	(18,433)
年度虧損淨額	**(598,730)**	(730,682)
已確認虧損總額	**(606,079)**	(749,115)
因收購附屬公司及聯營公司之權益 而產生之負商譽	**–**	157,581
	(606,079)	(591,534)
因採納經修訂會計實務準則 第9號－「結算日後事項」之會計政策改變之影響 －二零零零年一月一日之保留溢利增加	**–**	46,098

	附註	二零零一年 千港元	二零零零年 千港元
經營業務之現金流入淨額	36	**85,876**	157,342
投資回報及融資償還			
已付利息		**(121,235)**	(116,488)
已付予附屬公司少數股東之股息		**(4,124)**	(23,140)
已付股息		**—**	(46,098)
已收利息		**71,725**	114,714
投資所得股息		**5,509**	6,509
投資回報及融資償還之現金流出淨額		**(48,125)**	(64,503)
稅項			
已繳其他司法權區稅項		**(8,953)**	(7,213)
已收其他司法權區退稅		**6**	1,213
稅項之現金流出淨額		**(8,947)**	(6,000)
投資業務			
已抵押銀行存款減少（增加）		**528,831**	(612,351)
出售證券投資所得款項		**400,960**	1,084,136
應收款項之償還款項		**389,990**	69,067
出售／攤薄附屬公司／業務 所得款項（已扣除出售之現金及現金等額）	37	**283,806**	46,496
出售投資物業所得款項		**14,450**	—
聯營公司之資本匯回利潤		**9,366**	—
聯營公司之償還款項		**—**	177
出售物業、廠房及設備所得款項		**5,818**	25,873
少數股東之償還款項		**1,309**	—
提供予應收賬款之墊款		**(670,140)**	(50,000)
購入附屬公司／業務 （已扣除購入之現金及現金等額）	38	**(354,450)**	(526,312)
購置物業、廠房及設備		**(279,977)**	(211,517)
購入證券投資		**(282,802)**	(1,430,640)
於聯營公司之投資		**(44,100)**	(48,541)
提供予聯營公司之墊款		**(17,560)**	—
發展中／待發展物業之成本		**(8,392)**	(26,541)
收購土地發展權所付款項		**(2,727)**	—
購入附屬公司額外權益		**—**	(6,667)
投資業務之現金流出淨額		**(25,618)**	(1,686,820)

綜合現金流量報表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
融資活動前之現金流入（流出）淨額		3,186	(1,599,981)
融資活動	39		
新籌集之銀行貸款及其他借貸		1,183,688	1,509,767
關連公司提供之墊款		53,409	–
少數股東出資		42,602	15,348
聯營公司提供之墊款		9,625	–
償還銀行貸款及其他借貸		(1,393,529)	(1,243,438)
向關連公司償還之款項		(16,917)	–
租購合同債項之償還款項		(9)	–
發行股份所得款項（已扣除支出）		–	45,530
融資活動之現金（流出）流入淨額		(121,131)	327,207
現金及現金等額減少		(117,945)	(1,272,774)
年初之現金及現金等額		873,326	2,146,420
滙率變動之影響		(10,454)	(320)
年終之現金及現金等額		744,927	873,326
現金及現金等額結餘分析			
銀行結餘及現金		744,927	885,228
銀行透支		–	(11,902)
		744,927	873,326

1. 一般事項

本公司為於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。

本公司為一間投資控股公司，其主要附屬公司及聯營公司之業務載於附註20及21。

2. 採納新增及經修訂之會計實務準則

於本年度，本集團首次採納香港會計師公會頒佈之多項新增及經修訂會計實務準則。採納該等新增及經修訂會計實務準則對本年度或去年之財務報表並無重大影響，惟根據會計實務準則第9號(經修訂)「結算日後事項」，於結算日後擬派發或宣派之股息並不會於結算日確認為負債，惟將於財務報表附註另行披露為財務報表之個別組成部份。由於此項會計政策之更改已追溯應用於過往年度，導致出現前期調整，使二零零零年一月一日之本集團及本公司保留溢利分別增加46,098,000港元。此外，該等新增及經修訂之會計實務準則已引入額外及經修訂之披露規定，而有關披露規定亦已在此等財務報表中予以採納。去年之比較金額亦已重列以達致一致之呈列。

3. 主要會計政策

財務報表乃根據歷史成本慣例法編製，並就投資物業、酒店物業及證券投資之估值作出修訂。

財務報表已遵照香港公認會計準則編製。所採納之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司每年結算至十二月三十一日止之財務報表。

於年內收購或出售之附屬公司及聯營公司業績分別由收購生效日期起或截至出售生效日期止(如適用)計入綜合收益表內。

商譽

綜合賬目產生之商譽指收購成本高於本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債公平值之數。

3. 主要會計政策－*續*

商譽 －*續*

於本年度，本集團採納會計實務準則第30號「企業合併」，並選擇不重列過往於儲備撇銷之商譽。因此，二零零一年一月一日前收購產生之商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時或決定商譽出現減值時在收益表扣除。

二零零一年一月一日後收購產生之商譽會撥作資本並按其估計可用經濟年期以直線基準攤銷。收購聯營公司產生之商譽計入聯營公司之賬面值。收購附屬公司產生之商譽在資產負債表內另行呈列。

出售附屬公司或聯營公司時，出售之損益已計及未攤銷商譽之應佔金額／以往以儲備撇銷之商譽之應佔金額。

負商譽

負商譽指本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債之公平值高於收購代價之數。

於本年度，本集團採納會計實務準則第30號「企業合併」，並選擇不重列過往計入儲備之負商譽。因此，二零零一年一月一日前收購產生之負商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時計入收益表。

二零零一年一月一日後收購產生之負商譽會列作資產之扣減並將根據產生有關結餘之情況之分析回撥為收益。

倘負商譽乃源自在收購當日經已預期之虧損或開支，則會於有關虧損或開支產生期間回撥為收益。其餘負商譽將按可辨識之所收購可折舊資產之尚餘平均使用年期以直線基準確認為收入。倘有關負商譽超出已收購可辨識非貨幣資產之總公平值，則會即時確認為收入。

收購聯營公司產生之負商譽自聯營公司之賬面值扣除。收購附屬公司產生之負商譽在資產負債表內另外列作資產之扣減。

3. 主要會計政策－續

於附屬公司之投資

於附屬公司之投資乃按成本值減任何已辨識之減值虧損在本公司之資產負債表列賬。

於聯營公司之投資

綜合收益表包括本集團所佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團所佔聯營公司之資產淨值減任何已辨識之減值虧損列賬。

本公司按年內已收及應收股息計算所佔聯營公司之業績。於聯營公司之投資乃按成本值減任何已辨識之減值虧損後在本公司之資產負債表列賬。

無形資產

無形資產乃按成本值減攤銷及任何已辨認之減值虧損列賬。無形資產之成本值以直線基準，按估計使用年期攤銷。

收入之確認

本集團於本年度之收入乃按下列基準確認：

銷售貨品乃在貨品交付客戶及貨品擁有權已轉移至客戶時予以確認。

酒店房間及其他配套服務之收入乃於提供服務時予以確認。

出售已落成物業之收入乃於訂立具約束力之買賣協議時予以確認。

證券投資所得股息收入乃在股東收取股息之權利確定後予以確認。

利息收入乃根據未償還之本金按時間比例及適用息率累計。

銷售報章之收入乃於交付報章時予以確認。

報章廣告收入乃於有關廣告刊登時予以確認。

租金收入（包括就附有營業租約之物業預早開列發票之租金）乃於有關租約期內按直線基準予以確認。

3. 主要會計政策－續

資產減值

本集團於每個結算日均會對有形及無形資產之賬面值作出評估，以確認有否任何跡象顯示有關資產出現減值。倘估計資產之可收回金額低於其賬面值，則會將資產之賬面值調低至可收回金額，減值虧損乃即時確認為開支。

倘減值虧損其後出現逆轉，則有關資產之賬面值將調升至經修訂之估計資產可收回金額，惟增加之賬面值不得超假設有關資產未有於過往年度確認減值虧損所釐定之賬面值。減值虧損之撥回即時確認為收入。

投資物業

投資物業指因其具有投資潛力而持有之已落成物業，任何租金收入將按公平原則協商釐定。

投資物業乃按結算日之公開市值(以專業估值為依據)入賬。重估投資物業而產生之盈餘或虧損計入投資物業重估儲備內或自投資物業重估儲備中扣除，除非此項儲備之結餘不足以彌補虧損則除外；在此情況下，虧損超出投資物業重估儲備結餘之部份自收益表中扣除。倘虧損在之前已在收益表中扣除，而其後出現重估盈餘，則該項盈餘會根據不超出之前已扣除之虧損之準則撥入收益表內。

於出售投資物業時，被出售物業應佔之投資物業重估儲備餘額轉入收益表。

投資物業並無計算折舊及攤銷，惟未屆滿年期(包括續租年期)為二十年或以下者除外。

物業、廠房及設備

在建物業、收費高速公路及在建工程

在建物業、收費高速公路及在建工程按成本(包括根據本集團之會計政策撥作資本之土地成本及相關建築成本及借貸成本)減去累計減值虧損列賬。在建物業、收費高速公路及在建工程亦不予折舊或攤銷，直至有關物業、資產或收費高速公路落成及投入用途為止。

3. 主要會計政策 — *續*

物業、廠房及設備 — *續*

酒店物業

酒店物業(包括於土地及樓宇之權益及其內部固定設施)乃按結算日之公開市值(以專業估值為依據)列賬。因重估酒店物業而產生之任何盈餘或虧絀計入資產重估儲備或於資產重估儲備中扣除。如資產重估儲備結餘不足以彌補虧絀,則超出資產重估儲備結餘之數會於收益表中扣除。如虧絀以往已於收益表中扣除,而其後出現重估盈餘,則該盈餘會計入收益表,惟以早前扣除之虧絀數額為限。

酒店物業或其內部固定設施並無作出折舊。本集團之政策乃不時對該等資產提供全面維修及保養,以及進行裝修。因此,基於該等資產之估計可使用年期及其高剩餘價值,董事認為任何折舊並不重大。

其他物業、廠房及設備

物業、廠房及設備(在建物業、收費高速公路、在建工程及酒店物業除外)乃按成本減折舊及及累計減值虧損列賬。

出售資產或資產報廢所產生之收益或虧損乃根據銷售所得款項與資產賬面值兩者間之差額而釐定,並將在收益表內確認。

物業、廠房及設備之折舊乃按其估計可使用年期以直線法撇銷其成本減估計剩餘價值計算,每年折舊率如下:

租賃土地及土地使用權	按租約或土地使用權之年期
樓宇	2%或按租約或土地使用權之年期 (以較短者為準)
傢俬及裝置	10% - 25%
機器及設備	10% - 20%
汽車	12.5% - 25%

根據租購合同持有之資產之折舊乃按其估計可使用年期根據與本集團自置資產之相同基準計算。

3. 主要會計政策－*續*

發展中／待發展物業

仍未決定轉售或長期持有之發展中／待發展物業乃按成本值減去累計減值虧損列賬。並無就發展中／待發展物業作出折舊及攤銷，直至建築工程完成及該等物業投入擬定用途為止。

成本包括根據本集團之會計政策撥作資本之土地成本、建築成本、借貸成本以及發展中／待發展物業應佔之其他直接成本。

待售物業

待售物業乃以成本及可變現淨值之較低者入賬。成本包括一切購買成本。可變現淨值以實際或估計售價減有關市場推廣及銷售成本計算。

營業租約

根據營業租約應付之租金乃按有關租約之年期以直線法自收益表扣除。

證券投資

證券投資乃按交易日之基準確認及初步按成本計算。

投資證券（為持作明確長期投資目的之證券）乃於隨後之申報日期按成本計算，及減去任何非暫時性質之減值虧損。

其他投資乃按公平值計算，連同未變現收益及虧損計入期內之溢利或虧損淨額內。

借貸成本撥作資本

收購、建造或生產合資格資產（即需一段時間才可用於其擬定用途或銷售之資產）直接應佔之借貸成本均撥充該等資產之部份成本。在該等資產大致上可供擬定用途或銷售時，有關借貸成本則不再撥充資本。特定借款在用於合資格資產前進行暫時投資所得之投資收入，在撥作資本之借貸成本中扣除。

所有其他借貸成本於產生之期間確認為開支。

3. 主要會計政策－續

根據租購合同持有之資產

根據租購合同持有之資產按其於收購日期之公平值撥充資本。租用人之相應債務在扣除利息支出後納入資產負債表作為租購債項。融資成本乃於訂立租購合同時總承擔金額與未償還本金額之差額，並按有關合同之年期在收益表扣除，從而得出在各會計期間，尚餘債項之定額定期支出率。

存貨

存貨乃按成本及可變現淨值兩者中之較低值入賬。成本包括所有購買成本及（如適用）轉換成本及將存貨運往現址及達致現況之其他成本，乃按加權平均法計算。可變現淨值指在日常業務估計之售價減去估計完成所需成本及估計銷售所需成本。

外幣

外幣交易均按交易當日之滙率折算。以外幣為單位之貨幣資產及負債則按結算日之滙率再折算。因滙兑而產生之損益均列入收益表內處理。

於綜合賬目時，以港元以外之貨幣入賬之附屬公司及聯營公司之財務報表乃按結算日之滙率折算。於綜合賬目時產生之滙兑差額直接撥入儲備內處理。

退休金／退休福利計劃

有關定額供款計劃／強制性公積金計劃之退休金成本／退休福利計劃供款在收益表扣除，乃本集團根據有關計劃規則訂明之比例，應向計劃作出之供款。過去向香港以外之司法權區之計劃作出之供款金額在收益表扣除。

税項

税項支出乃根據本年度之業績計算，並就毋須課税或不獲扣税之項目作出調整。在入賬確認若干收支項目時，由於課税上所呈報之會計期間與此等收支項目在財務報表上確認之會計期間有所不同，因而出現時差。以負債法計算之時差税務影響在財務報表內確認為遞延税項，僅以可能於可預見將來實現之負債或資產為限。

4. 營業額

	二零零一年 千港元	二零零零年 千港元
貨品銷售，扣除退貨及銷售稅	**2,986,793**	3,091,851
出版報章	**132,311**	9,818
物業銷售	**58,800**	12,500
酒店經營	**50,518**	38,469
租金收入	**5,982**	5,420
	3,234,404	3,158,058

本集團主要在中華人民共和國(「中國」，包括香港)經營業務，本集團按主要業務分部及地區市場劃分之營業額及經營業績貢獻之分析詳情載於附註5。

5. 分部資料

業務分部

就管理而言，本集團現時之部門架構如下。下列部門乃本集團呈報其首要分部資料之基準。

本集團按業務分部劃分之營業額及經營業績貢獻及分部資產與負債分析如下：

	經營收費高速公路 千港元	輪胎 千港元	重工業 千港元	消費品 千港元	電子產品 千港元	藥品 千港元	物業投資 千港元	酒店經營 千港元	出版報章 千港元 (附註)	證券投資及應收賬款 千港元	其他 千港元	對銷 千港元	綜合 千港元
截至二零零一年十二月三十一日止年度													
收益													
對外銷售	–	2,608,862	115,036	189,706	24,310	62,071	65,662	50,518	132,311	–	76,872	–	3,325,348
分部間銷售	–	–	–	–	–	–	1,685	–	–	–	2,193	(3,878)	–
總收益	–	2,608,862	115,036	189,706	24,310	62,071	67,347	50,518	132,311	–	79,065	(3,878)	3,325,348
業績													
分部業績	(360,272)	(128,124)	2,583	7,180	(6,998)	8,591	(138,553)	(18,125)	(31,663)	(206,741)	(2,782)		(874,904)
未分攤企業支出													(104,018)
融資成本													(81,462)
利息收入													71,725
股息收入													5,509
所佔聯營公司之業績	–	–	–	–	–	(6,995)	–	–	(8,998)	–	(2,004)		(17,997)
稅前虧損													(1,001,147)
稅項													(5,982)
未計少數股東權益之虧損													(1,007,129)
少數股東權益													408,399
年度虧損淨額													(598,730)
於二零零一年十二月三十一日之資產與負債													
資產													
分部資產	841,836	2,704,852	124,177	111,669	20,933	185,625	602,285	208,102	–	1,037,962	96,889		5,934,330
於聯營公司之權益	–	88,133	–	–	–	–	17,592	–	64,899	–	5,644		176,268
未分攤總資產													143,978
綜合總資產													6,254,576
負債													
分部負債	(721,246)	(637,412)	(44,244)	(40,281)	(10,723)	(84,061)	(121,401)	(8,693)	–	–	(2,191)		(1,670,252)
未分攤企業負債													(1,039,952)
綜合總負債													(2,710,204)
截至二零零一年十二月三十一日止年度之其他資料													
資本支出													
－物業、廠房及設備	273,565	118,195	4,191	11,167	34	114,393	21,508	–	41,383	–	1,000		585,436
－發展中／待發展物業	–	–	–	–	–	–	8,392	–	–	–	–		8,392
－投資物業	–	–	–	–	–	–	96,510	–	–	–	–		96,510
折舊及攤銷	–	110,796	4,346	7,594	837	1,079	1,792	–	18,165	–	1,794		146,403
減值及重估虧損	360,272	90,524	–	–	–	–	123,108	25,000	–	50,413	17,592		666,909
其他非現金支出	–	84,972	–	–	–	–	–	–	–	139,972	–		224,944

分部間收入乃按市價收取。

5. 分部資料－續

	經營收費高速公路 千港元	輪胎 千港元	重工業 千港元	消費品 千港元	電子產品 千港元	藥品 千港元	物業投資 千港元	酒店經營 千港元	出版報章 千港元 (附註)	證券投資及應收賬款 千港元	其他 千港元	對銷 千港元	綜合 千港元
截至二零零零年十二月三十一日止年度													
收益													
對外銷售	–	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	–	58,841	–	3,247,208
分部間銷售	–	–	–	–	–	–	–	–	–	–	2,519	(2,519)	–
總收益	–	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	–	61,360	(2,519)	3,247,208
業績													
分部業績	–	(35,382)	(19,572)	5,467	(73)	30,241	2,743	(4,191)	(7,626)	(765,356)	12,993		(780,756)
未分配企業支出													(52,716)
融資成本													(88,487)
利息收入													114,714
股息收入													6,509
所佔聯營公司之業績	–	–	–	–	–	–	–	–	–	6,968	(19,115)		(12,147)
稅前虧損													(812,883)
稅項													(6,608)
未計少數股東權益之虧損													(819,491)
少數股東權益													88,809
年度虧損淨額													(730,682)
於二零零零年十二月三十一日之資產與負債													
資產													
分部資產	1,101,600	3,049,173	51,009	175,658	55,113	–	699,072	233,261	163,644	948,731	165,884		6,643,145
於聯營公司之權益	–	89,889	–	–	–	–	–	–	–	–	25,863		115,752
未分配總資產													973,437
綜合總資產													7,732,334
負債													
分部負債	(638,906)	(742,576)	(51,651)	(61,970)	(15,973)	–	(194,552)	(21,722)	(44,295)	–	(10,186)		(1,781,831)
未分配企業負債													(1,401,273)
綜合總負債													(3,183,104)
截至二零零零年十二月三十一日止年度之其他資料													
資本支出													
－物業、廠房及設備	873,273	65,086	32,352	8,609	3,302	–	458,205	225,000	–	–	2,116		1,667,943
－發展中／待發展物業	–	–	–	–	–	–	200,410	–	–	–	–		200,410
－投資物業	–	–	–	–	–	–	71,818	–	–	–	–		71,818
－無形資產	–	–	–	–	–	–	–	–	107,656	–	–		107,656
折舊及攤銷	–	79,441	18,227	8,420	3,426	–	1,430	–	448	–	–		111,392
減值虧損	–	42,277	–	–	–	–	–	–	–	46,000	26,724		115,001
其他非現金支出	–	11,382	–	–	–	–	–	–	–	482,656	–		494,038

分部間收入乃按市價收取。

5. 分部資料－續

附註：

二零零一年十二月，本集團於Actiwater Resources Limited（「Actiwater」，主要業務為出版報章）之權益已售予成報傳媒集團有限公司（「成報傳媒」，前稱東魅網）。出售Actiwater之收益約為93,806,000港元。

出售事項完成後，本集團持有成報傳媒約27.97%之權益，而出版報章之業務分部在二零零一年被視作終止經營業務處理。

地區分部

本集團按地區市場劃分之營業額分析如下(當中並無計及貨品／服務之來源地)：

	營業額		應佔經營虧損	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
中國，不包括香港	**3,006,346**	3,144,185	**(168,095)**	(55,713)
香港	**228,058**	13,873	**(673,894)**	(647,819)
海外	**－**	－	**(59,699)**	(8,717)
	3,234,404	3,158,058	**(901,688)**	(712,249)
融資成本			**(81,462)**	(88,487)
所佔聯營公司之業績			**(17,997)**	(12,147)
稅前虧損			**(1,001,147)**	(812,883)

5. 分部資料 — *續*

地區分部 — *續*

本集團分部資產之賬面值與資本添置按資產所在地區分析如下：

	分部資產之賬面值		資本添置	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
中國，不包括香港	**4,799,836**	5,554,164	**676,251**	1,937,167
香港	**1,052,700**	1,614,158	**14,087**	110,660
海外	**402,040**	564,012	**–**	–
	6,254,576	7,732,334	**690,338**	2,047,827

6. 其他收益

	二零零一年	二零零零年
	千港元	千港元
出售／攤薄於附屬公司／業務之權益之淨收益（*註a*）	**26,057**	16,892
加：以往計入儲備之商譽	**25,262**	3,958
已變現之滙兑儲備	**650**	691
已變現之非可供分派儲備	**11,078**	3,151
	63,047	24,692
出售／攤薄於聯營公司之權益之收益（*註b*）	**–**	15,436
加／（減）：以往以儲備撇銷之商譽	**–**	(3,751)
已變現之滙兑儲備	**–**	2,735
已變現之非可供分派儲備	**–**	557
	–	14,977
利息收入	**71,725**	114,714
上市投資之股息收入	**5,509**	6,509
壞賬備抵撥回	**10,390**	9,754
其他	**17,507**	39,727
	168,178	210,373

6. 其他收益－續

註：

(a) 二零零一年之出售／攤薄於附屬公司／業務之權益之淨收益包括(i)出售本集團於Actiwater之權益之收益約93,806,000港元；出售本集團於Gold Brilliant Limited之權益之淨收益約3,309,000港元及出售其他附屬公司之淨收益16,035,000港元；及(ii)出售本集團於大連金屬容器有限公司之權益之淨虧損約8,812,000港元；出售本集團於寧波中策電子有限公司之權益之淨虧損約255,000港元；攤薄本集團於中國置地集團有限公司（「中國置地」）之權益之淨虧損約30,038,000港元，以及出售本集團於雙喜輪胎工業股份有限公司若干業務之虧損約10,998,000港元。

二零零零年之出售／攤薄／出售部份於附屬公司之權益之淨收益包括(i)出售本集團於中國物業（集團）有限公司權益之淨收益12,444,000港元；出售本集團於煙台中策藥業有限公司權益之淨收益30,241,000港元；及出售本集團於其他附屬公司之部份權益之淨收益5,036,000港元；以及(ii)出售本集團於無錫中策機電設備有限公司之權益之淨虧損5,673,000港元及出售本集團於寧波中策動力機電集團有限公司之權益之淨虧損17,356,000港元。

(b) 二零零零年之出售／攤薄於聯營公司之權益之淨收益包括(i)出售本集團於中國包裝器材（香港）有限公司權益之虧損2,488,000港元；(ii)攤薄本集團於Asia Fiber Holdings Limited之權益之淨收益7,407,000港元；及(iii)攤薄本集團於Pacificnet.com, Inc.（「Pacificnet」，前稱Creative Master International Inc.)之權益之淨收益10,058,000港元。

7. 其他支出

	二零零一年 千港元	二零零零年 千港元
以下項目之減值及重估虧損（*註a*）：		
－收費高速公路	**360,272**	－
－在建物業	**63,257**	－
－在建工程（*註b*）	**61,493**	－
－酒店物業	**25,000**	－
－機器及設備	**17,863**	－
－汽車	**1,156**	－
	529,041	－
－發展中／待發展物業	**28,793**	－
－待售物業	**11,081**	－
－投資物業	**19,977**	－
－附屬公司及聯營公司之商譽	**14,005**	26,724
－於聯營公司之權益	**3,587**	－
持有證券投資之未變現虧損	**139,972**	482,656
呆壞賬備抵	**84,972**	11,382
出售證券投資之虧損	**15,182**	260,946
出售物業、廠房及設備之虧損	**2,827**	－
存貨之已確認減值虧損	**10,012**	42,277
貸款及應收利息之確認減值虧損	**50,413**	46,000
	909,862	869,985

註：

(a) 年內，本集團之董事因應目前市況評審本集團物業權益之賬面值，當中亦已參考獨立專業物業估值師行提交之估值報告，董事由此得悉本集團持有之物業出現減值及重估虧損，因此在年內於綜合收益表中已確認減值及重估虧損，詳情載於財務報表附註14、15及16。

7. 其他支出 — *續*

註：— 續

(b) 自一九九三年以來，本公司其中一間附屬公司雙喜輪胎工業股份有限公司（「雙喜」）已承諾興建一間子午胎廠房（「該項目」）。於一九九五年，該項目暫時中止，而截至二零零零年十二月三十一日就該項目所引致之成本總額約為人民幣257,844,000元（相等於約242,107,000港元）。該等成本已列入在建工程。雙喜及雙喜之直接控股公司China Enterprises Limited（「China Enterprises」，前稱中國輪胎電子商貿網有限公司及China Tire Holdings Limited）正擬備及協定該項目之融資計劃。已於一九九九年就設施之能力及技術規格進行大型重新評估，而中國獨立專業資產評值師亦對設施之取替成本進行評值（「該評值」），基準為假設將恢復該項目之興建工程。在缺乏特定之融資計劃，China Enterprises之董事亦已於一九九九年十二月三十一日對該項目之資產值進行評估（「該評估」）。

於截至一九九九年十二月三十一日止年度，根據該評值及該評估之結果，已作出潛在減值虧損之總撥備以將該項目資產之賬面值撇減約人民幣122,400,000元（相等於約114,887,000港元）。

獨立專業估值師行美國評值有限公司再次對該項目之資產作出評估（「第二次評估」），並評估該等資產之公平市值。根據第二次評估之結果，董事認為毋須就該項目資產之賬面值在截至二零零零年十二月三十一日止年度作出進一步撥備。

二零零一年十二月三十一日，雙喜及China Enterprises之管理層已評審該項目之賬面值並已在當中參考其估計售價。因此得悉並在綜合收益表內確認減值虧損61,493,000港元（即該項目之估計售價與賬面值之差額）。

8. 經營虧損

	二零零一年 千港元	二零零零年 千港元
經營虧損已扣除下列各項：		
員工成本		
－董事酬金 *(附註9(a))*	**2,696**	10,593
－其他員工成本 *(附註9(b))*	**302,566**	304,254
－退休福利計劃供款，不包括董事	**37,050**	38,750
總員工成本	**342,312**	353,597
減：收費高速公路、發展中／待發展物業及在建物業之資本化金額	**(6,565)**	–
	335,747	353,597
核數師酬金		
本年度	**6,521**	5,908
去年之超額撥備	**(2,135)**	(21)
物業、廠房及設備之折舊及攤銷：		
－ 自置資產	**140,967**	110,944
－ 租購合同項下之資產	**7**	–
減：收費公路之資本化金額	**(231)**	–
	140,743	110,944
計入行政支出之無形資產攤銷	**4,934**	448
計入行政支出之商譽攤銷	**495**	–
出售物業、廠房及設備之虧損	**2,827**	310
出售投資物業之虧損	**50**	–
及計入：		
扣除28,000港元(二零零零年：36,000港元)支出後之物業淨租金收入	**11,886**	11,406

9. 董事及僱員酬金

(a) 董事酬金

	二零零一年 千港元	二零零零年 千港元
袍金		
一執行董事	—	7,398
一非執行董事	**295**	50
一獨立非執行董事	**216**	345
	511	7,793
其他酬金		
一執行董事		
薪酬及其他利益	**2,185**	2,800
	2,696	10,593

屬於下文所載酬金範圍內之董事人數如下：

港元	二零零一年 董事人數	二零零零年 董事人數
零至1,000,000	**12**	10
1,000,001至1,500,000	**1**	1
1,500,001至2,000,000	—	1
3,500,001至4,000,000	—	—
7,000,001至8,000,000	—	1
	13	13

於年內，本集團並無向任何董事支付酬金作為鼓勵加入本集團或加入本集團後之獎勵或作為離職之補償。

9. 董事及僱員酬金－續

(b) 僱員酬金

本集團五名最高薪酬人士包括本公司兩名董事（二零零零年：三名董事），彼等之酬金詳情載於上文。餘下最高薪酬人士為本集團之僱員，彼等之薪酬總額如下：

	二零零一年 千港元	二零零零年 千港元
酬金、薪酬及其他利益	**3,595**	2,948

港元	二零零一年 僱員數目	二零零零年 僱員數目
零至1,000,000	**1**	–
1,000,001至1,500,000	**2**	1
1,500,001至2,000,000	**–**	1
	3	2

10. 融資成本

	二零零一年 千港元	二零零零年 千港元
須於五年內悉數償還之借貸利息：		
銀行借貸	**81,423**	89,709
其他借貸	**198**	51
租購合同債項	**9**	–
	81,630	89,760
毋須於五年內悉數償還之銀行借貸利息	**39,605**	26,728
	121,235	116,488
減：收費高速公路之資本化款額	**(39,773)**	(28,001)
	81,462	88,487

11. 稅項

	二零零一年 千港元	二零零零年 千港元
稅項(抵免)支出包括：		
香港利得稅		
過往年度之超額撥備	–	(183)
	–	(183)
其他司法權區之稅項	**12,982**	6,791
過往年度之超額撥備	**(7,000)**	–
本公司及其附屬公司應佔稅項	**5,982**	6,608

其他司法權區之稅項乃按個別司法權區之適用稅率計算。由於本公司之中國附屬公司均為中外合資企業，故可享有若干免稅期及稅務優惠。因此，若干中國附屬公司毋須繳納中國所得稅或獲減免徵稅。中國所得稅乃按中國附屬公司之適用稅率計算。

遞延稅項之詳情載於附註33。

12. 股息

	二零零一年 千港元	二零零零年 千港元
因採納經修訂會計實務準則第9號(詳情見附註2)而在一九九九年錄得末期股息每股普通股0.01港元	–	46,098

13. 每股虧損

每股基本虧損乃根據年度之虧損淨額598,730,000港元(二零零零年：730,682,000港元)及年內已發行普通股之經調整加權平均數460,978,942股(二零零零年：459,375,955股)計算，並已就本公司股份合併(見附註30)之影響作出調整。

由於行使購股權會導致該兩個年度每股虧損減少，故此並無披露該兩個年度之每股攤薄虧損。

14. 投資物業

	本集團	
	二零零一年	二零零零年
	千港元	千港元
估值		
於一月一日	**71,818**	51,954
收購附屬公司所得	**96,510**	71,818
出售附屬公司時撤銷	**(84,510)**	(51,954)
出售	**(14,500)**	–
重估所產生之虧絀	**(19,977)**	–
於十二月三十一日	**49,341**	71,818

本集團之投資物業於二零零一年十二月三十一日由獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市值基準進行重估。重估產生之虧絀19,977,000港元已在綜合收益表扣除。

本集團之投資物業乃為收取租金而以經營租約持有。

投資物業之賬面值包括：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
於香港以中期租約持有之物業	**12,000**	14,500
於中國以中期土地使用權持有之物業	**37,341**	57,318
	49,341	71,818

15. 物業、廠房及設備

	土地及樓宇	傢俬及裝置	機器及設備	汽車	在建中物業	收費高速公路	在建工程	酒店物業	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團									
成本值或估值									
於二零零一年一月一日	485,396	19,779	1,073,381	44,511	385,832	897,273	196,906	225,000	3,328,078
收購附屬公司所得	16,598	15,714	13,871	1,709	–	–	29,179	–	77,071
添置	3,236	14,087	97,175	3,050	18,257	273,565	98,995	–	508,365
轉撥	119	–	168,918	3,825	–	–	(172,862)	–	–
出售	(1,370)	(4,733)	(12,416)	(5,743)	–	–	–	–	(24,262)
重估虧絀	–	–	–	–	–	–	–	(25,000)	(25,000)
出售附屬公司	(47,829)	(17,862)	(206,950)	(6,414)	–	–	(238)	–	(279,293)
於二零零一年十二月三十一日	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
包括：									
按成本值	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	–	3,384,959
按估值	–	–	–	–	–	–	–	200,000	200,000
	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
折舊及攤銷									
於二零零一年一月一日	115,771	14,110	432,211	31,399	–	–	–	–	593,491
年內撥備	22,532	4,294	110,404	3,744	–	–	–	–	140,974
減值虧損	–	–	17,863	1,156	63,257	360,272	61,493	–	504,041
出售後撇除	(448)	(3,946)	(8,138)	(3,085)	–	–	–	–	(15,617)
出售附屬公司後撇除	(13,838)	(2,973)	(67,378)	(5,940)	–	–	–	–	(90,129)
於二零零一年十二月三十一日	124,017	11,485	484,962	27,274	63,257	360,272	61,493	–	1,132,760
賬面淨值									
於二零零一年十二月三十一日	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199
於二零零零年十二月三十一日	369,625	5,669	641,170	13,112	385,832	897,273	196,906	225,000	2,734,587

15. 物業、廠房及設備－*續*

(a) 收費高速公路指本集團於深圳在建中之收費公路(「深圳高速公路」)之權益。鑑於有關中國當局批准之收費乃低於預算收費，本集團參考獨立專業物業估值師行Grant Sherman Appraisal Limited進行之估值而確認減值虧損。減值是根據貼現現金流量法使用20%貼現率並計及完成深圳高速公路之估計未來成本，以及考慮獨立交通顧問偉信(顧問)香港有限公司對深圳高速公路進行之交通預測及研究而予以辨識及確認。約360,272,000港元之減值虧損已在本年度之綜合收益表予以確認。本公司之附屬公司已獲授在二零二二年十一月三十日前二十五年期間經營及管理深圳高速公路之權利。

(b) 本集團之酒店物業已於二零零一年十二月三十一日由獨立專業物業估值師行世邦魏理仕物業顧問有限公司按公開市值基準進行重估。

酒店物業位於中國(不包括香港)並根據中期土地使用權持有。本集團已獲授可由一九八七年一月至二零一七年一月止期間經營及管理酒店之權利，惟須待若干條件達成後方可作實，營運期可延續二十年。

(c) 在建物業位於中國(不包括香港)並根據中期土地使用權持有。本集團已因應目前市況，並在參考獨立專業物業估值師行世邦魏理仕物業顧問有限公司後，按公開市值基準進行之估值後確認減值虧損。約63,257,000港元之減值虧損已在本年度之綜合收益表予以辨識及確認。

(d) 本集團使用本集團與準買家擬訂立之協議內機器及設備及汽車之估計售價，評審機器及設備及汽車之賬面值。約19,019,000港元之減值虧損已予辨識及在綜合收益表確認。減值虧損乃估計售價與賬面值之差額。

15. 物業、廠房及設備－*續*

(e) 於二零零一年十二月三十一日，納入收費公路之賬面淨值為撥作資本之利息77,719,000港元（二零零零年：37,946,000港元）。

	土地及樓宇 千港元	傢俬及裝置 千港元	機器及設備 千港元	汽車 千港元	總額 千港元
本公司					
成本值					
於二零零一年一月一日	6,824	2,511	3,274	–	12,609
添置	–	71	231	541	843
出售	–	(922)	(1,862)	–	(2,784)
於二零零一年十二月三十一日	6,824	1,660	1,643	541	10,668
折舊					
於二零零一年一月一日	191	983	2,775	–	3,949
年內撥備	170	308	208	68	754
出售後撇除	–	(920)	(1,837)	–	(2,757)
於二零零一年十二月三十一日	361	371	1,146	68	1,946
賬面淨值					
於二零零一年十二月三十一日	6,463	1,289	497	473	8,722
於二零零零年十二月三十一日	6,633	1,528	499	–	8,660

上列土地及樓宇之賬面淨值包括：

	本集團		本公司	
	二零零一年 **千港元**	二零零零年 千港元	**二零零一年** **千港元**	二零零零年 千港元
於中國（不包括香港）以中期土地使用權持有之物業	**332,133**	369,625	**6,463**	6,633

汽車於二零零一年十二月三十一日之賬面淨值包括關於根據租購合同持有之資產約263,000港元之款項。於二零零零年十二月三十一日並無根據租購合同持有資產。

16. 發展中／待發展物業

	本集團	
	二零零一年	二零零零年
	千港元	千港元
成本值		
於一月一日	**157,401**	–
收購附屬公司時購入	–	173,869
年內產生之發展成本	**8,392**	26,541
減值虧損	**(28,793)**	–
轉撥入待售物業	–	(43,009)
於十二月三十一日	**137,000**	157,401

包括：

	二零零一年	二零零零年
	千港元	千港元
於中國（不包括香港）以中期土地使用權持有之物業	**111,000**	131,086
於中國（不包括香港）以長期土地使用權持有之物業	**26,000**	26,315
	137,000	157,401

上述包括本集團於惠州以中期土地使用權持有之港澳港場發展項目權益，以及於台山以長期土地使用權持有朗底洞之權益。本集團因應目前市況決定出現減值虧損，當中已參考兩間獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市場基準進行之估值，就此於本年度之綜合收益表確認之減值虧損約為28,793,000港元。

17. 收購土地發展權所付款項

本集團及本公司

年內，本公司與北京市順義區李橋鎮人民政府（「李橋鎮人民政府」）就一幅鄰近中國北京首都機場東面之土地之聯合發展項目訂立協議；據此，本公司同意就該項目之土地發展權向李橋鎮人民政府合共支付約216,981,000港元（相等於人民幣230,000,000元）。

於二零零一年十二月三十一日，本公司支付部份款項，為數約2,727,000港元（相等於人民幣3,000,000元）。

18. 無形資產

	本集團	
	二零零一年	二零零零年
	千港元	千港元
成本值		
於一月一日	**107,656**	–
添置	–	107,656
出售附屬公司時對銷	**(107,656)**	–
於十二月三十一日	–	107,656
攤銷		
於一月一日	**448**	–
年內撥備	**4,934**	448
出售附屬公司時對銷	**(5,382)**	–
於十二月三十一日	–	448
賬面淨值		
於十二月三十一日	–	107,208

無形資產指以「成報」商標及商號出版報章之權利，無形資產分20年攤銷。

19. 商譽

	本集團
	千港元
成本值	
年內收購附屬公司所產生	53,112
出售附屬公司時對銷	(19,909)
於二零零一年十二月三十一日	33,203
攤銷	
年內撥備及於二零零一年十二月三十一日	495
賬面淨值	
於二零零一年十二月三十一日	32,708
於二零零零年十二月三十一日	–

商譽按直線基準分二十年攤銷。

20. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項

	二零零一年 千港元	二零零零年 千港元
於附屬公司之投資		
海外上市股份，按成本值	**228,703**	228,703
非上市股份，按成本值	**100,483**	99,486
	329,186	328,189
上市股份之市值	**23,868**	56,935
應收附屬公司款項		
附屬公司之欠款	**3,598,640**	3,051,781
減：已確認減值虧損	**(2,083,185)**	(871,870)
	1,515,455	2,179,911
應付附屬公司款項		
欠附屬公司之款項	**709,918**	866,109

應收及應付附屬公司之款項為無抵押、免息及無固定還款期。

年內，本公司董事因應目前市況評審於本公司附屬公司權益之賬面值，董事參考專業估值報告後得悉物業出現減值及重估虧損，附屬公司持有之其他投資亦有未變現虧損，並就應付附屬公司款項辨識股份市值之減值虧損約1,211,000,000港元。因此，整筆款項已在收益表內確認為年度減值虧損。

20. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項 — *續*

於二零零一年十二月三十一日，各主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／註冊及經營業務之地點	已發行及繳足之普通股股本／註冊資本	本公司持有已發行股本／註冊資本面值之比例 直接 %	間接 %	主要業務
Australia Net.Com Limited (「Australia Net.Com」)	澳洲 *(附註a)*	31,184,116澳元	–	57.26 *(附註a)*	投資控股
中國置地	百慕達 *(附註b)*	27,248,386美元	–	65.56 *(附註b)*	投資控股
中國製藥工業集團有限公司	香港	2港元	–	57.26	投資控股
China Enterprises	百慕達 *(附註c)*	附有投票權普通股30,000美元 普通股60,173美元	33.27 *(附註c)*	24.84 *(附註c)*	投資控股
雙喜 *(附註f)*	中國	人民幣280,684,311元	–	55 *(附註c)*	暫無營業
大寨中策水泥股份有限公司 *(附註f)*	中國	人民幣17,000,000元	51	–	製造水泥
廣州珀麗酒店有限公司 (原稱廣州江南大酒店有限公司) *(附註e)*	中國	89,700,000港元	–	81	酒店業務
廣州江南房產有限公司 *(附註e)*	中國	68,000,000港元	–	75	物業發展

20. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項－續

附屬公司名稱	註冊成立／註冊及經營業務之地點	已發行及繳足之普通股股本／註冊資本	本公司持有已發行股本／註冊資本面值之比例 直接 %	間接 %	主要業務
杭州中策橡膠(股份)有限公司(「杭州橡膠」)(附註f)	中國	人民幣469,748,777元	－	51 (附註c)	製造輪胎
惠州緯通房產有限公司(附註e)	中國	109,200,000港元	－	70	物業發展
寧波中華太豐食品股份有限公司(附註f)	中國	人民幣89,004,566元	－	51	製造麵粉、味精及有關食品
深圳龍城星源實業有限公司(「龍城星源」)(附註f)	中國	人民幣100,000,000元	－	60	興建及經營收費高速公路
深圳經濟特區發展中心有限公司(附註e)	中國	290,000,000港元	－	86	物業發展、持有及買賣
Tung Fong Hung Investment Limited(「東方紅」)(附註d)	英屬處女群島	10,000美元	－	100	製造及貿易中西藥品
煙台中策橡膠有限公司(附註f)	中國	人民幣60,000,000元	－	51 (附註c)	製造輪胎
銀川中策(長城)橡膠有限公司(附註f)	中國	人民幣667,833,000元	－	51 (附註c)	製造輪胎

20. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項－*續*

附註：

a. Australia Net.Com於澳洲及香港兩地經營業務，其股份於澳洲證券交易所上市。Australia Net.Com及其附屬公司主要從事投資控股業務。

b. 中國置地於中港兩地經營業務，其股份於香港聯交所上市。

c. China Enterprises於中國經營業務，其股份於紐約證券交易所上市。本集團持有China Enterprises之55.2%實際股本權益及88.8%投票權益。China Enterprises為一間控股公司，於二零零一年十二月三十一日擁有雙喜、杭州橡膠、煙台中策橡膠有限公司及銀川中策（長城）橡膠有限公司之大部份股權。

d. 東方紅於香港經營業務。

e. 此乃中外合作經營企業。

f. 此乃中外合資經營企業。

各附屬公司於年終或年內任何時間概無任何仍然存在之借貸資本。

上表所列乃董事認為主要影響本年度之業績或佔本集團資產淨值之重大部份之本集團附屬公司。董事認為詳列其他附屬公司之資料將令篇幅過份冗長。

21. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
於聯營公司之權益				
所佔資產淨值	156,132	115,752	–	–
商譽	20,136	–	–	–
非上市股份，按成本值	–	–	2	2
	176,268	115,752	2	2
應收聯營公司款項				
聯營公司欠款	13,517	5,323	473	1,083
應付聯營公司款項				
欠聯營公司款項	9,625	–	–	–

聯營公司欠款／欠聯營公司款項為無抵押、免息及無固定還款期。

20,136,000港元之款項主要為二零零一年十二月收購成報傳媒產生之商譽。

21. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項－續

於二零零一年十二月三十一日，各主要聯營公司之詳情如下：

聯營公司名稱	註冊成立／註冊地點	經營業務之地點	本公司間接持有已發行股本／註冊資本面值之比例 %	主要業務
杭州中策置地有限公司	中國	中國	50	物業發展及投資
杭州朝陽橡膠有限公司（「朝陽」）	中國	中國	49.2	製造輪胎
Pacificnet	美國特拉華州	香港及新加坡	29.52	發展、市場推廣及支援商業對商業電子商貿解決方案之全套服務
成報傳媒	開曼群島	香港	27.97	經營媒體及出版業務，旗下刊物包括「成報」及「廣角鏡」雜誌，為全球華人社群提供多媒體娛樂及生活潮流資訊

於一九九八年，本集團透過杭州橡膠投資朝陽，總投資及註冊資本為29,980,000美元。投資承擔由一間在建中子午胎工廠之貢獻支付。該子午胎工廠於年內投入運作。

年內，Actiwater之全部權益已售予成報傳媒，代價以支付現金及發行股份予成報傳媒之方式支付。本集團於出售事項完成後持有Actiwater約27.97%權益。

21. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項－*續*

上表所列乃董事認為構成所佔聯營公司業績或聯營公司資產淨值絕大部份之本集團聯營公司。董事認為詳列其他聯營公司之資料將令篇幅過份冗長。

22. 應收賬款

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
貸款及應收利息 *(附註a)*				
一有抵押	**270,474**	–	–	–
一無抵押	**189,039**	50,000	**41,457**	31,153
應收關連公司款項 *(附註b)*	**534**	–	**28**	–
應收中國實體款項 *(附註c)*	–	65,212	–	–
	460,047	115,212	**41,485**	31,153
減：已確認減值虧損	**(50,413)**	(46,000)	–	–
	409,634	69,212	**41,485**	31,153
減：一年內到期並列作流動資產之款項	**(107,195)**	(50,217)	**(16,239)**	(4,673)
一年後到期之款項	**302,439**	18,995	**25,246**	26,480

附註：

(a) 有抵押貸款及應收利息中包括分別應收Danwei Limited（「Danwei」）及Lucklong Venture Limited（「Lucklong」）約123,491,000港元及110,583,000港元之款項。本集團董事周美華女士之替任董事劉高原先生為Danwei及Lucklong之最終控股公司之董事。此外，本公司董事周美華女士亦為Danwei及Lucklong之董事。Danwei及Lucklong持有之若干物業控股公司之股份已予抵押，作為本集團向Danwei及Lucklong提供貸款之抵押品。

無抵押貸款及應收利息中包括應收本集團之接受投資公司約51,701,000港元（二零零零年：零）之款項及應收本集團前聯營公司中國發展集團有限公司之墊款約45,183,000港元（二零零零年：34,000,000港元）。

所有應收貸款均按當前市場利率計息。

22. 應收賬款 — *續*

(b) 應收關連公司款項之詳情如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
保華德祥管理有限公司	24	–	–	–
最佳拍檔有限公司	160	–	–	–
東方魅力管理有限公司	157	–	–	–
Rosedale Hotel Management Limited	113	–	–	–
東方魅力集團有限公司	80	–	28	–
	534	–	28	–

該等款項為無抵押、免息及須應要求償還。

保華德祥管理有限公司及Rosedale Hotel Management Limited為本公司主要股東之全資附屬公司。

東方魅力管理有限公司及最佳拍檔有限公司為東方魅力集團有限公司之附屬公司，本公司若干董事於東方魅力集團有限公司持有實益權益。

東方魅力集團有限公司為一間本公司若干董事持有實益權益之公司。

(c) 於二零零零年十二月三十一日應收中國實體款項主要包括向一前合營夥伴提供之貸款，該貸款已於年內償清。

23. 證券投資

	本集團 其他投資		本公司 其他投資	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
股本證券：				
上市	**261,403**	316,375	**–**	–
非上市	**73,279**	187,225	**18,692**	18,692
	334,682	503,600	**18,692**	18,692
債務證券：				
上市	**–**	209,459	**–**	–
非上市	**177,188**	110,400	**–**	–
	177,188	319,859	**–**	–
會所債券	**1,538**	1,538	**825**	825
總計	**513,408**	824,997	**19,517**	19,517

	本集團 其他投資		本公司 其他投資	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
總計及列作：				
上市				
香港	**214,248**	207,671	**–**	–
其他地方	**47,155**	318,163	**–**	–
非上市	**252,005**	299,163	**19,517**	19,517
	513,408	824,997	**19,517**	19,517
分類為				
流動	**40,000**	67,800	**–**	–
非流動	**473,408**	757,197	**19,517**	19,517
	513,408	824,997	**19,517**	19,517
上市證券之市值	**261,403**	525,834	**–**	–

23. 證券投資－續

香港上市證券於二零零一年十二月三十一日之賬面值包括於百江燃氣控股有限公司(「百江燃氣」)及明報企業有限公司(「明報」)分別9.16%及10%(二零零零年：零及10.01%)之權益之金額71,005,500港元及60,834,000港元(二零零零年：零及74,178,000港元)。百江燃氣與明報分別於開曼群島及百慕達註冊成立，兩者均於香港聯交所上市。

海外上市債務證券於二零零零年十二月三十一日之賬面值乃代表盈動可換股債券(「盈動可換股債券」)。盈動可換股債券由盈動擔保，以年利率3.5厘計息，於二零零五年十二月五日到期，並須按120.12%贖回本金及應計利息。

除早前所贖回或購買或註銷外，盈動可換股債券賦予其持有人權利，可於二零零一年一月五日至二零零五年十一月二十一日止任何時間，按初步換股價每股1.0083美元(相等於約每股7.865港元)(可予調整)將盈動可換股債券轉換為盈動股份。

盈動可換股債券已於年內悉數出售。

非上市債務證券於二零零一年十二月三十一日之賬面值包括於由金匡企業有限公司(於香港聯交所上市)發行之可換股債券(「金匡債券」)之52,585,000港元投資。金匡債券並不計息，並須於二零零四年十二月十日以57,000,000港元贖回。金匡債券賦予其持有人權利，可於二零零一年十二月十日至二零零四年十二月十日止任何時間，按換股價每股0.28港元(可予調整)將金匡債券轉換為金匡企業有限公司之股份。

金匡債券於二零零零年十二月三十一日之賬面值為50,400,000港元並以年利率7.5厘計息，金匡企業有限公司已於本年度悉數贖回金匡債券。

非上市債務證券於二零零一年十二月三十一日之賬面值亦包括向第三者提供之承兑票據40,000,000港元(二零零零年：60,000,000港元)，該承兑票據按當時市場年利率計息，並由香港聯交所上市之中國發展集團有限公司之股份作抵押。

24. 來自／給予少數股東之貸款

本集團

有關款項為無抵押、免息及毋須於一年內償還，故列為非流動部分。

25. 待售物業

本集團

待售物業以可變現淨值列賬。

就賬面值約為28,000,000港元之待售物業而言，土地使用權之所有權及房產擁有權於結算日尚未完成轉讓。本集團已根據買賣協議支付全數代價，董事認為，有關轉讓將於稍後時間完成。

經參考獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市場基準進行之估值後，11,081,000港元之減值虧損已予辨識並在本年度之綜合收益表確認。

26. 存貨

	本集團	
	二零零一年	二零零零年
	千港元	千港元
原料	**312,952**	268,242
在製品	**19,007**	30,842
製成品	**458,329**	570,249
	790,288	869,333

上述包括按可變現淨值列賬之原料312,952,000港元(二零零零年：268,242,000港元)、在製品19,007,000港元(二零零零年：30,842,000港元)及製成品458,329,000港元(二零零零年：568,099,000港元)。

於年內支銷之存貨成本約為2,771,566,000港元(二零零零年： 2,751,170,000港元)。

27. 應收貿易賬款

本集團一般給予其貿易客戶為期90至180日之賒賬期。於結算日之應收貿易賬款之賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
0至90日	**330,169**	323,133
90至180日	**93,564**	244,787
180日以上	**57,291**	99,897
	481,024	667,817

28. 應付賬款及應計費用

應付賬款及應計開支指下列賬齡之應付款項：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
0至90日	278,148	322,077
90至180日	43,876	82,623
180日以上	75,570	96,901
	397,594	501,601
加：應計開支	34,291	172,965
	431,885	674,566

29. 應付關連公司款項

應付關連公司款項之詳情如下：

		本集團		本公司	
	附註	二零零一年	二零零零年	二零零一年	二零零零年
		千港元	千港元	千港元	千港元
Mass Success International Limited	(i)	594	–	594	–
Hanny Magnetics Limited	(i)	1,234	–	151	–
德祥企業管理有限公司	(ii)	29,539	–	328	–
保華德祥管理有限公司	(i)	127	–	–	–
Paul Y. – ITC Construction Company Limited	(i)	3,634	–	–	–
Tai Shan Paul Y. Construction Co., Ltd.	(i)	1,364	–	–	–
		36,492	–	1,073	–

應收關連公司款項包括分別應付Hanny Magnetics Limited及德祥企業管理有限公司之款項1,083,000港元及26,267,000港元，有關款項按當前市場利率計息。餘款為無抵押、免息及須應銀行要求償還。

附註：

(i) 該等公司為本公司主要股東之全資附屬公司。

(ii) 德祥企業管理有限公司為德祥企業集團有限公司之全資附屬公司，德祥企業集團有限公司為本公司主要股東之股東。

30. 股本

	附註	股份數目	價值 千港元
法定：			
於二零零零年十二月三十一日及二零零一年一月一日每股面值0.10港元之普通股		8,000,000,000	800,000
股份合併	(b)	(7,200,000,000)	–
每股面值1.00港元之普通股		800,000,000	800,000
調整面值	(b)	–	(720,000)
每股面值0.10港元之普通股		800,000,000	80,000
添置	(b)	7,200,000,000	720,000
於二零零一年十二月三十一日每股面值0.10港元之普通股		8,000,000,000	800,000
已發行及繳足：			
於二零零零年一月一日每股面值0.10港元之普通股		4,480,289,420	448,029
行使購股權	(a)	129,500,000	12,950
於二零零一年一月一日每股面值0.10港元之普通股		4,609,789,420	460,979
股份合併	(b)	(4,148,810,478)	–
每股面值1.00港元之普通股		460,978,942	460,979
調整面值	(b)	–	(414,881)
於二零零一年十二月三十一日每股面值0.10港元之普通股		460,978,942	46,098

附註：

(a) 截至二零零零年十二月三十一日止年度，本公司因購股權獲行使而按每股0.3港元、0.344港元及0.405港元發行及配發47,000,000股、32,500,000股及50,000,000股本公司每股面值0.10港元之股份，以換取現金。所發行之股份與當時現有已發行股份，在所有方面均具有同等權益。

30. 股本 — *續*

附註：— 續

(b) 根據本公司股東在二零零一年六月十八日舉行之股東特別大會上通過之決議案，本公司進行以下股本重組(「股本重組」)：

- 本公司已發行及未發行股本中每十股每股面值0.10港元之普通股合併成一股每股面值1.00港元之普通股(「合併股份」)(「股份合併」)；

- 緊隨股份合併完成後，已發行及未發行合併股份之面值由每股1.00港元減至0.10港元(「削減股本」)；

- 削減股本產生之進賬約415,000,000港元已撥入本公司之特別資本儲備賬；

- 待股本重組生效後，本公司之法定股本藉增設7,200,000,000股每股面值0.10港元之額外普通股由80,000,000港元增至800,000,000港元。

股本重組之詳情載於本公司在二零零一年五月二十三日致股東之通函。股本重組已於二零零一年七月三十一日獲香港特別行政區高等法院批准。

31. 購股權

本公司

於二零零一年十二月三十一日，根據本公司購股權計劃授出但尚未行使之可認購股份之購股權如下：

可行使期間	行使價	於二零零一年十二月三十一日尚未行使
	港元	
一九九八年七月二十一日至二零零二年七月二十日	6.060	36,750
二零零零年一月十二日至二零零五年一月十一日	3.440	50,000
二零零零年二月十四日至二零零五年二月十三日	4.050	290,000
		376,750

31. **購股權**－*續*

附屬公司

China Enterprises

於二零零一年十二月三十一日，根據China Enterprises購股權計劃授出但尚未行使之可認購股份之購股權如下：

可行使期間	行使價	於二零零一年十二月三十一日尚未行使
	美元	
二零零零年二月三日至二零一零年二月二日	9.9375	20,000

中國置地

於年內並無根據中國置地之購股權計劃授出或行使任何購股權，而於二零零一年十二月三十一日亦無任何尚未行使之購股權。

32. 儲備

	股份溢價 千港元	特別資本儲備 千港元	資本贖回儲備 千港元	綜合賬目時產生之商譽 千港元	滙兌儲備 千港元	其他非供分派儲備 千港元	保留溢利(虧絀) 千港元	總額 千港元
本集團								
於二零零零年一月一日								
－如原來呈報	1,844,149	–	233	30,693	16,844	34,368	1,002,159	2,928,446
－前期調整(*附註2*)	–	–	–	–	–	–	46,098	46,098
如重列	1,844,149	–	233	30,693	16,844	34,368	1,048,257	2,974,544
滙兌調整	–	–	–	–	(1,223)	–	–	(1,223)
發行股份之溢價	32,580	–	–	–	–	–	–	32,580
因收購於附屬公司及聯營公司之權益而產生	–	–	–	157,581	–	–	–	157,581
聯營公司之商譽減值虧損	–	–	–	26,724	–	–	–	26,724
出售於附屬公司之權益時變現	–	–	–	(3,958)	(691)	(3,151)	–	(7,800)
出售／攤薄於聯營公司之權益時變現	–	–	–	3,751	(2,735)	(557)	–	459
應佔聯營公司之儲備變動淨額	–	–	–	(12,097)	(7,317)	2,204	–	(17,210)
調撥自保留溢利	–	–	–	–	–	1,539	(1,539)	–
年度虧損淨額	–	–	–	–	–	–	(730,682)	(730,682)
股息(*附註2*)	–	–	–	–	–	–	(46,098)	(46,098)
於二零零零年十二月三十一日	1,876,729	–	233	202,694	4,878	34,403	269,938	2,388,875
滙兌調整	–	–	–	–	(7,277)	–	–	(7,277)
因股本重組而產生(*附註30*)	–	414,881	–	–	–	–	–	414,881
附屬公司及聯營公司之商譽減值虧損	–	–	–	14,005	–	–	–	14,005
出售／攤薄於附屬公司之權益時變現	–	–	–	(25,262)	(650)	(11,078)	–	(36,990)
應佔聯營公司之儲備變動淨額	–	–	–	–	(72)	–	–	(72)
調撥自保留溢利	–	–	–	–	–	12,068	(12,068)	–
本年度虧損淨額	–	–	–	–	–	–	(598,730)	(598,730)
於二零零一年十二月三十一日	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692
下列公司應佔：								
本公司及其附屬公司	1,876,729	414,881	233	194,547	(3,111)	35,393	(245,191)	2,273,481
聯營公司	–	–	–	(3,110)	(10)	–	(95,669)	(98,789)
	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692

32. 儲備－續

	股份溢價	特別資本儲備	資本贖回儲備	保留溢利（虧絀）	總額
	千港元	千港元	千港元	千港元	千港元
本公司					
於二零零零年一月一日	1,844,149	–	233	145,713	1,990,095
前期調整*（附註2）*	–	–	–	46,098	46,098
如重列	1,844,149	–	233	191,811	2,036,193
因發行股份而產生之溢價	32,580	–	–	–	32,580
本年度虧損淨額	–	–	–	(569,315)	(569,315)
股息*（附註2）*	–	–	–	(46,098)	(46,098)
於二零零零年十二月三十一日	1,876,729	–	233	(423,602)	1,453,360
因股本重組而產生*（附註30）*	–	414,881	–	–	414,881
本年度虧損淨額	–	–	–	(621,305)	(621,305)
於二零零一年十二月三十一日	1,876,729	414,881	233	(1,044,907)	1,246,936

本集團其他非供分派之儲備包括根據中國法例及規例須自本公司之中國附屬公司之除稅後溢利中調撥之法定儲備。調撥金額乃由該等中國附屬公司之董事會酌情決定。

於二零零一年十二月三十一日股份合併時之商譽分別包括收購附屬公司及聯營公司產生之商譽19,316,000港元（二零零零年：33,321,000港元）及負商譽210,753,000港元（二零零零年：236,015,000港元）。

本集團之特別資本儲備代表附註30(b)所述之股本重組產生之金額。

年內，本集團管理層在參考附屬公司及聯營公司經營之業務後評審商譽之賬面值。該等附屬公司及聯營公司之主要業務為提供電子商貿解決方案服務。管理層已因應該等業務目前面對之經濟情況，在綜合收益表辨識及全數確認14,005,000港元之減值虧損。

於二零零一年及二零零零年十二月三十一日，本公司並無可供分派予股東之儲備。

33. 遞延稅項

年內未確認之遞延稅項(撥回)支出之主要項目如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額與在財務報表中扣除之折舊額兩者間之差額	**393**	(216)	**187**	(6)
所(引致)動用之稅務虧損	**(109,097)**	(15,295)	**1,273**	18,665
其他時差	**(193)**	–	**(325,368)**	–
物業減值及重估虧損	**(476)**	–	**–**	–
	(109,373)	(15,511)	**(323,908)**	18,659

於結算日，未在財務報表中確認之遞延稅項資產(負債)之主要項目如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額超逾在財務報表中扣除之折舊額	**(6,166)**	(5,773)	**(527)**	(340)
未動用之稅務虧損	**307,696**	198,599	**22,000**	23,273
其他時差	**5,462**	5,269	**333,000**	7,632
物業減值及重估虧損	**11,333**	10,857	**–**	–
	318,325	208,952	**354,473**	30,565

由於並不確定稅項利益會否於可見之將來實現，因此並未確認遞延稅項資產。

34. 銀行貸款及其他借款

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
銀行貸款	**1,515,206**	1,932,970	**20,000**	–
租購合同債項 *(附註)*	**187**	–	**46**	–
銀行透支	**–**	11,902	**–**	8,798
其他借貸	**–**	1,886	**–**	–
	1,515,393	1,946,758	**20,046**	8,798
須於以下年期償還：				
一年內	**922,272**	1,351,545	**20,011**	8,798
一至兩年	**53,754**	48,080	**35**	–
二至五年	**24,386**	32,152	**–**	–
逾五年	**514,981**	514,981	**–**	–
	1,515,393	1,946,758	**20,046**	8,798
減：一年內到期並列作流動負債之款項	**(922,272)**	(1,351,545)	**(20,011)**	(8,798)
一年後到期之款項	**593,121**	595,213	**35**	–

在本集團之銀行貸款及其他借款中，672,735,000港元(二零零零年：1,298,298,000港元)由本集團之物業、廠房及設備及銀行存款作抵押。

34. 銀行貸款及其他借款－續

附註：

	最低租約付款				最低租約付款之現值			
	本集團		本公司		本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
根據租購合同應付金額：								
一年內	24	–	14	–	14	–	11	–
第二至第五年（包括首尾兩年）	189	–	47	–	173	–	35	–
	213	–	61	–	187	–	46	–
減：未來融資支出	(26)	–	(15)	–	–	–	–	–
租約債項現值	187	–	46	–	187	–	46	–
減：一年內到期之金額					(14)	–	(11)	–
一年後到期之金額					173	–	35	–

本集團之政策為根據租購合同租賃其若干裝置及設備。租購合同平均為期五年。息率於訂立合同日期釐定。所有租購合同按固定還款年期訂立且並無訂立有關或然租賃付款之安排。

本集團之租購合同債項以出租人在租賃資產設立之押記作抵押。

35. 已收按金

本集團

已收按金乃就預售若干發展中／待發展物業而收取之按金。有關按金將於簽訂具約束力之買賣協議後撥入收益表。

董事認為，不大可能在一年內簽訂具約束力之買賣協議，故此按金在資產負債表列為非流動。

36. 除稅前虧損與經營業務之現金流入淨額之調整

	二零零一年 千港元	二零零零年 千港元
除稅前虧損	**(1,001,147)**	(812,883)
所佔聯營公司之業績	**17,997**	12,147
股息收入	**(5,509)**	(6,509)
利息收入	**(71,725)**	(114,714)
利息支出	**81,462**	88,487
物業、廠房及設備折舊	**140,743**	110,944
攤銷無形資產	**4,934**	448
攤銷商譽	**495**	–
證券投資之未變現虧損	**139,972**	482,656
出售證券投資之虧損	**15,182**	260,946
呆壞賬備抵	**84,972**	11,382
物業、廠房及設備之減值及重估虧損	**529,041**	–
附屬公司及聯營公司之商譽減值虧損	**14,005**	26,724
於聯營公司之權益之減值虧損	**3,587**	–
發展中／待發展物業之減值虧損	**28,793**	–
重估投資物業產生之虧絀	**19,977**	–
待售物業之已確認減值虧損	**11,081**	–
存貨之已確認減值虧損	**10,012**	42,277
貸款及應收利息之已確認減值虧損	**50,413**	46,000
出售物業、廠房及設備之虧損	**2,827**	310
出售／攤薄於附屬公司／業務之權益之收益	**(63,047)**	(24,692)
出售／攤薄於聯營公司之權益之收益	**–**	(14,977)
壞賬備抵撥回	**(10,390)**	(9,754)
出售投資物業之虧損	**50**	–
存貨增加	**(57,621)**	(92,242)
應收貿易賬款增加	**(11,759)**	(53,815)
待售物業減少	**70,300**	16,000
其他應收款項、按金及預付款項增加	**(109,333)**	(160,084)
應付賬款、應計開支及其他應付款項增加	**198,178**	338,005
其他應付稅項(減少)增加	**(7,614)**	14,133
已收按金減少	**–**	(3,447)
經營業務現金流入淨額	**85,876**	157,342

37. 出售／攤薄附屬公司／業務

	二零零一年 千港元	二零零零年 千港元
已出售之資產淨值：		
投資物業	**84,510**	51,954
物業、廠房及設備	**189,164**	109,152
商譽	**19,909**	–
無形資產	**102,274**	–
證券投資	**26,262**	–
於聯營公司之權益	**19,432**	–
存貨	**197,426**	15,548
應收貿易賬款	**175,958**	93,406
其他應收款項、按金及預付款項	**240,996**	84,922
銀行結餘及現金	**76,490**	22,503
應付賬款及應計費用	**(402,133)**	(136,735)
應繳所得稅及其他應繳稅項	**(75)**	–
銀行貸款及其他借款	**(314,750)**	(61,465)
少數股東權益	**(35,268)**	(76,472)
	380,195	102,813
已變現商譽儲備	**(25,262)**	(3,958)
已變現之滙兑儲備	**(650)**	(691)
已變現之其他非供分派儲備	**(11,078)**	(3,151)
	343,205	95,013
出售／攤薄收益	**63,047**	24,692
	406,252	119,705
支付方式：		
現金	**360,296**	68,999
其他應收款項	–	32,015
證券投資	–	18,691
於聯營公司之權益	**9,556**	–
應收賬款	**36,400**	–
	406,252	119,705
有關出售／攤薄附屬公司／業務之現金及現金等額之流入淨額之分析：		
已收現金代價	**360,296**	68,999
出售之銀行結餘及現金	**(76,490)**	(22,503)
現金及現金等額之流入淨額	**283,806**	46,496

37. 出售／攤薄附屬公司／業務－續

於年內出售之附屬公司為本集團之經營現金流出淨額帶來122,484,000港元(二零零零年：現金流出6,288,000港元)之現金流出，二零零零年就稅項負債支付1,721,000港元、就投資活動收取5,994,000港元(二零零零年：已付1,787,000港元)及就融資活動收取98,504,000港元(二零零零年：12,217,000港元)。

於年內出售之附屬公司／業務為本集團之營業額帶來132,311,000港元(二零零零年：30,241,000港元)及對本集團之經營虧損帶來31,663,000港元(二零零零年：168,000港元)。

38. 購入附屬公司／業務

	二零零一年 千港元	二零零零年 千港元
已購入資產淨值：		
投資物業	**96,510**	71,818
物業、廠房及設備	**77,071**	1,428,425
無形資產	**—**	107,656
於聯營公司之權益	**19,466**	—
發展中物業	**—**	173,869
待售物業	**83,180**	4,073
證券投資	**54,599**	35,563
應收賬款	**44,201**	—
存貨	**70,771**	1,205
應收貿易賬款	**27,304**	7,462
其他應收款項、按金及預付款項	**150,390**	—
借予少數股東之貸款	**—**	28,074
可收回稅項	**129**	—
給予承建商墊款	**—**	169,082
銀行結餘及現金	**52,568**	177,325
應付賬款及應計開支	**(109,964)**	(138,636)
已收按金	**—**	(80,085)
銀行貸款及其他借貸	**(104,941)**	(457,665)
租購合同債項	**(143)**	—
少數股東權益	**(51,738)**	(549,164)
	409,403	979,002
收購時產生之商譽	**53,112**	(170,114)
	462,515	808,888
支付方式：		
現金	**407,018**	703,637
於聯營公司之權益	**37,032**	92,711
證券投資	**—**	12,540
其他應收款項、按金及預付款項	**18,465**	—
	462,515	808,888

38. 購入附屬公司／業務－續

有關購入附屬公司／業務之現金及現金等額之現金流出淨額之分析：

	二零零一年 千港元	二零零零年 千港元
已付現金代價	**(407,018)**	(703,637)
已購入之銀行結餘及現金	**52,568**	177,325
有關購入附屬公司／業務之現金及現金等額之現金流出淨額	**(354,450)**	(526,312)

於年內收購之附屬公司／業務為本集團之經營現金流出淨額帶來26,486,000港元（二零零零年：107,130,000港元）之現金流出，於二零零零年就投資回報淨額及融資償還支付16,659,000港元、於二零零零年已收所得稅退款1,213,000港元、就投資活動收取6,056,000港元（二零零零年：動用139,959,000港元）及就融資活動動用3,037,000港元（二零零零年：177,088,000港元）。

於年內收購之附屬公司／業務為本集團之營業額帶來99,967,000港元（二零零零年：66,208,000港元）及對本集團之經營虧損帶來87,730,000港元（二零零零年：9,074,000港元）。

39. 年內融資變動分析

	股本及股份溢價 千港元	銀行貸款及其他借貸 千港元	少數股東權益 千港元	應付聯營公司款項 千港元	應付關連公司款項 千港元	租購合同債項 千港元
於二零零零年一月一日之結餘	2,292,178	1,272,327	1,356,532	–	–	–
發行新股份之所得款項(已扣除開支)	45,530	–	–	–	–	–
取得新借貸	–	1,509,767	–	–	–	–
少數股東出資	–	–	15,348	–	–	–
收購附屬公司之額外權益	–	–	(11,514)	–	–	–
償還款項	–	(1,243,438)	–	–	–	–
收購附屬公司/業務	–	457,665	549,164	–	–	–
出售/部份出售附屬公司	–	(61,465)	(76,472)	–	–	–
少數股東應佔虧損	–	–	(88,809)	–	–	–
非現金有關變動	–	–	4,748	–	–	–
支付少數股東股息	–	–	(23,140)	–	–	–
於二零零零年十二月三十一日之結餘	2,337,708	1,934,856	1,725,857	–	–	–
股本重組	(414,881)	–	–	–	–	–
取得新借貸	–	1,183,688	–	–	–	53
少數股東出資	–	–	42,602	–	–	–
償還款項	–	(1,393,529)	–	–	(16,917)	(9)
墊支款項	–	–	–	9,625	53,409	–
收購附屬公司/業務	–	104,941	51,738	–	–	143
出售/部份出售附屬公司	–	(314,750)	(35,268)	–	–	–
少數股東應佔虧損	–	–	(408,399)	–	–	–
非現金有關變動	–	–	(5,345)	–	–	–
支付少數股東股息	–	–	(4,124)	–	–	–
於二零零一年十二月三十一日之結餘	1,922,827	1,515,206	1,367,061	9,625	36,492	187

40. 主要非現金交易

年內主要非現金交易如下：

(a) 於聯營公司之權益減少約37,032,000港元及其他應收款項減少約18,465,000港元，乃用以支付收購附屬公司之部份代價。

(b) 於聯營公司之權益之添額約9,556,000港元及應收貸款之添額約36,400,000港元乃出售若干附屬公司所收取之部份代價。

(c) 收費高速公路之添額188,331,000港元已由提供予承建商之墊款中轉撥。

(d) 有關物業、廠房及設備之租購合同安排之合同資本值約為53,000港元。

(e) 約64,295,000港元之證券投資於本集團增加其於一間聯營公司之權益後重新分類為於聯營公司之權益。

於二零零零年，主要非現金交易如下:

(a) 計入證券投資18,691,000港元及應收款項32,015,000港元之款項為就出售一間附屬公司而收取之部份代價。證券投資增加7,542,000港元為一筆未償還應收賬款之還款。

隨本集團攤薄其於聯營公司之權益後，於聯營公司之權益4,817,000港元重新分類為證券投資。

(b) 應收聯營公司之可換股票據232,110,000港元已與就向該聯營公司收購一間公司權益而須支付之代價對銷。

(c) 43,009,000港元之發展中／待發展物業已轉撥入待售物業。

41. 承擔

於結算日，本集團之資本承擔如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
已訂約惟未在財務報表中就下列事項作出撥備：				
－土地發展權	**214,254**	–	**214,254**	–
－物業、廠房及設備	**18,005**	–	–	–
－發展中／待發展物業	**26,902**	23,640	–	–
－在建物業	**129,393**	227,150	–	–
－在建工程	**10,849**	173,849	–	–
	399,403	424,639	**214,254**	–
有關物業、廠房及設備之已批准惟未訂約之金額	**35,096**	–	–	–

42. 經營租約承擔

本集團於年內根據有關辦公室物業之經營租約須支付之最低租約付款約為17,432,000港元(二零零零年:10,091,000港元)。

本集團作為承租人

於結算日,本集團及本公司根據有關土地及樓宇之不可撤銷經營租約而負有未來最低租約付款之承擔,以及有關承擔之到期日如下:

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
一年內	**26,429**	4,802	**992**	142
第二至第五年(包括首尾兩年)	**25,482**	8,720	**–**	–
逾五年	**1,678**	–	**–**	–
	53,589	13,522	**992**	142

租約平均以二至三年為期進行磋商,租金平均以二至三年為期予以釐定。

本集團作為出租人

於本年度賺取之物業租金收入為11,914,000港元(二零零零年:11,442,000港元)。若干物業在未來三至七年已有租戶承租。

於結算日,本集團與租戶訂立之合同中,租戶之未來最低租約付款如下:

	本集團	
	二零零一年	二零零零年
	千港元	千港元
一年內	**9,479**	11,413
第二至第五年(包括首尾兩年)	**18,633**	18,936
逾五年	**994**	2,775
	29,106	33,124

43. 或然負債

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
(a) 本公司就授予附屬公司之銀行融資提供之公司擔保	–	–	**95,243**	50,000
本集團所佔就給予財務機構之擔保以抵押提供予附屬公司之信貸融資所動用之信貸融資	–	–	**13,000**	71,500
向其他單位作出之擔保：				
聯營公司	**2,357**	2,357	–	–
外界人士	**180,725**	278,689	**780**	780
	183,082	281,046	**109,023**	122,280

(b) 本公司就本公司全資附屬公司Tung Fong Hung Medicine (Retail) Limited與地下鐵路有限公司(「地鐵」)就租賃物業而簽訂之租賃協議項下之未付租金及未清償責任向地鐵提供擔保。

(c) 一九九九年八月，保華廣場(前稱江南中心)之建築師向中國置地之全資附屬公司其鋒有限公司(「其鋒」)提起法律程序，分別索償服務費及其他開支600,000港元及6,600,000港元。

其鋒全力反對上述索償，並就該建築師所提供之監管服務不足所引致的損失及損害提起反訴。

由於其鋒提起反訴，建築師將總索償額修訂為7,700,000港元。截至本年報日期，該等法律程序仍在進行。經考慮本集團之法律顧問意見後，董事認為程序之結果對本集團之財務狀況不會有重大不利影響。

43. 或然負債－續

(d) 於二零零一年七月，中國置地間接持有之非全資附屬公司惠州緯通房產有限公司(「惠州緯通」)，以惠州市嘉城集團有限公司(「惠州嘉城」)(惠州港澳廣場建築工程之總承建商)之擔保人之身份，向中國廣東省惠州市政府提起法律程序。根據惠州市政府為惠州緯通於一九九四年九月七日簽立之擔保書，惠州緯通索償之金額約為人民幣243,600,000元，即惠州緯通向惠州嘉城支付約人民幣167,500,000元之建築成本連同約人民幣76,100,000元之損害。

截至本年報日期，惠州緯通正等待案件進行聆訊。在現階段未能可靠地預測結果。由於港澳廣場之總建築成本經已撇銷，董事會認為倘最終判決不利於惠州緯通，亦不會對本集團之財務狀況構成任何重大不利影響。

(e) 於二零零一年十一月，惠州港澳廣場之若干物業之買家(「買家」)根據一九九四年九月七日訂立之預售協議，就惠州緯通未能將港澳廣場之物業交付買家而向惠州緯通提起法律程序。買家索償之金額約為76,600,000港元，即預售按金連同損害約人民幣64,200,000元及有關法律開支。

於二零零二年一月，惠州緯通提出抗辯，指稱根據上述協議之條款，訂約各方之任何爭議應以仲裁方式解決。截至本年報日期，廣東省惠州市中級人民法院仍在考慮此案，在現階段未能可靠地預測結果，其後亦再無在財務報表提撥進一步準備。

44. 資產抵押

於二零零一年十二月三十一日，以下資產已作抵押，作為本集團所獲之備用信貸額之擔保：

(a) 銀行貸款及其他借貸 － 一年後到期

賬面值為17,630,000港元(二零零零年：32,130,000港元)之投資物業。

賬面值為234,462,000港元(二零零零年：238,033,000港元)之若干物業、廠房及設備。

5,244,000港元(二零零零年：無)之證券投資。

賬面值約為53,194,000港元(二零零零年：無)之若干聯營公司股份。

44. 資產抵押－續

(b) 銀行貸款及其他借貸 － 一年內到期

83,520,000港元(二零零零年：612,351,000港元)之銀行存款。

在截至二零零零年及二零零一年十二月三十一日止年度，龍城星源已將其收取路費之收入權利抵押予一間銀行作為備用信貸融資之抵押。

於二零零零年十二月三十一日，中國置地之一間附屬公司為獲取信貸融資向一間銀行發行兩張債券，而該等債券乃以該附屬公司所持深圳龍城星源已抵押賬面值為618,999,000港元之全部權益之第一浮動押記作為抵押。該等債券已於年內償還銀行借貸後予以解除。

45. 關連人士交易

年內，本集團與下列關連公司訂立以下交易：

公司名稱	交易性質	附註	二零零一年 千港元	二零零零年 千港元
Pacificnet	本集團已收及應收之管理費收入	(a)	–	1,200
Sing Pao Newspaper Management Limited	本集團已收及應收之貸款利息收入	(b)	37	–
東方魅力管理有限公司	本集團已收及應收之貸款利息收入	(c)	88	–
Lucklong	本集團已收及應收之貸款利息收入	(d)	8,212	–
Danwei	本集團已收及應收之貸款利息收入	(d)	9,171	–
Total Pacific Limited	本集團已收及應收之租金收入	(e)	280	–
Mass Success International Limited	本集團已付及應付之租金支出	(f)	1,109	–
	本集團已付及應付之樓宇管理費		277	–
Hanny Magnetics Limited	本集團已付及應付之管理費	(f)	151	–
	本集團已付及應付之貸款利息支出		171	–

45. 關連人士交易－續

公司名稱	交易性質	附註	二零零一年 千港元	二零零零年 千港元
保華德祥管理有限公司	本集團已付及應付之貸款利息	(g)	246	–
保華德祥機電工程有限公司	本集團已付及應付之維修保養費	(f)	33	–
	本集團購置之固定資產		8	–
	本集團已付及應付之機電服務費		702	–
保華德祥建築有限公司	本集團已付及應付之利息	(f)	151	–
Super Park Development Limited	本集團購買之汽車	(e)	400	–
東方魅力(台山地產)有限公司	本集團購買之汽車	(c)	216	–
Gunnell Properties Limited 旋高有限公司	本集團已付及應付之租金支出	(f)	2,386	–
東方紅	本集團已收及應收之貸款利息收入	(h)	105	–
Cargill Private Limited	本集團已收及應收出售汽車所得款項	(i)	1,826	–

附註：

(a) Pacificnet為本集團之聯營公司。
(b) Sing Pao Newspaper Management Limited為本集團之一間聯營公司之全資附屬公司。
(c) 東方魅力管理有限公司及東方魅力（台山地產）有限公司為東方魅力集團有限公司之全資附屬公司。本公司若干董事持有東方魅力集團有限公司之實益權益。
(d) 本公司董事為Danwei及Lucklong最終控股公司之董事，本公司董事亦為Danwei及Lucklong之董事。
(e) Total Pacific Limited及Super Park Development Limited為本集團前聯營公司之全資附屬公司。
(f) Mass Success International Limited、Hanny Magnetics Limited、保華機電工程有限公司、保華德祥建築有限公司、Gunnell Properties Limited及旋高有限公司為本公司主要股東之全資附屬公司。
(g) 保華德祥管理有限公司為本公司主要股東之股東。
(h) 東方紅為本集團之前聯營公司。
(i) Cargill Private Limited為本公司前任董事黃鴻年之聯繫人士。

45. 關連人士交易－續

於結算日與關連人士之結餘詳情載於綜合資產負債表及附註22與29。

董事認為，上述交易乃在日常業務交易過程中進行，條款由本集團及關連人士互相同意。

除上文所述者外，於年內並無與關連人士訂立其他重要交易或於本年度結束時與關連人士有任何重大結餘。

46. 退休福利計劃

本公司與其在香港之附屬公司於二零零零年十二月一日前並無為本地長期僱員設立退休計劃。截至二零零零年十二月三十一日止年度自收益表扣除之長期服務金及有關費用之撥備金額不大。

由二零零零年十二月一日起，本集團加入一項強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條款之規定向強制性公積金計劃管理局登記。強積金計劃之資產與本集團之資產分開持有，存放於獨立受託人控制之基金。根據強積金計劃條例之規則，僱主及其僱員均須按規則指定之比例向計劃供款。本集團在強積金計劃方面之唯一責任為根據計劃作出所需供款。並無被放棄供款可在未來用於減少應付供款。

有關強積金計劃並在收益表扣除之退休福利計劃供款乃本集團按規則指定之比例應向計劃作出之供款。

應付香港以外司法權區之退休金計劃之供款金額在收益表扣除。

在中國合資附屬公司之僱員均參加由中國政府管理之國家贊助公積金計劃。合資公司須以僱員工資總額之若干百分比向公積金計劃供款，以支付有關福利。本集團就公積金計劃須承擔之唯一責任為根據該計劃進行供款。

於結算日，並無重大被放棄供款因僱員在未可全數獲得本集團之供款前退出該等計劃而產生或可用以減低本集團於日後應付之供款。

47. 結算日後事項

下列事項乃於結算日後發生：

(a) 本公司之附屬公司China Enterprises透過一間全資附屬公司訂立協議，收購約4,800,000,000股辰達永安旅遊(控股)有限公司(「辰達永安」)股本中每股面值0.01港元之新普通股，代價約為129,600,000港元。辰達永安於香港聯交所上市。

China Enterprises亦與辰達永安訂立協議；據此，辰達永安同意發行本金額為120,000,000港元之可換股票據予China Enterprises。

該項交易於本財務報表日期尚未完成。

(b) 本公司之附屬公司中國置地宣佈中國置地之一間全資附屬公司於二零零一年七月十三日就以總代價約188,000,000港元收購在中國北京市之若干物業之協議經已無效及失效，原因為中國置地未能合理信納該等物業之盡職審查結果。

同日，中國置地亦宣佈中國置地之一間非全資附屬公司放棄於二零零一年七月十三日同意授予該附屬公司之期權，行使該期權可收購不多於600,000平方米之發展權(即中國北京市Jiulong Garden第三期計劃中之總樓面面積)，代價為每平方米人民幣1,700元。放棄該期權之原因為未能達成協議中所載有關期權之條件。

(c) 根據本公司董事會於二零零二年三月十四日舉行之董事會會議上通過之決議案，本公司擬以供股方式按每股0.15港元之價格，向現有股東發行不少於921,957,884股每股面值0.10港元之新股(「供股」)並進行紅利發行認股權證，比例為每持有一股現有股份可獲發兩股供股股份。

紅利發行認股權證將根據供股發行予股東，基準為每接納十股新股可獲發三份初步認購價為0.17港元之認購權。

該項交易於本財務報表日期尚未完成。

財務摘要

本集團截至二零零一年十二月三十一日止五個年度各年之綜合業績以及資產與負債概述如下：

(a) 業績

	截至十二月三十一日止年度				
	一九九七年	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元	千港元	千港元
營業額	3,868,893	4,326,710	3,750,224	3,158,058	**3,234,404**
扣除融資成本後之經營溢利（虧損）	136,685	(480,030)	1,119,257	(800,736)	**(983,150)**
所佔聯營公司之業績	(27,763)	(54,982)	(12,993)	(12,147)	**(17,997)**
所佔未綜合附屬公司之業績	(88,327)	(245,917)	(12,623)	–	–
除税前溢利（虧損）	20,595	(780,929)	1,093,641	(812,883)	**(1,001,147)**
税項	(30,170)	(8,452)	(5,396)	(6,608)	**(5,982)**
未計少數股東權益之溢利（虧損）	(9,575)	(789,381)	1,088,245	(819,491)	**(1,007,129)**
少數股東權益	8,605	203,100	(40,649)	88,809	**408,399**
年度溢利（虧損）淨額	(970)	(586,281)	1,047,596	(730,682)	**(598,730)**
股息	–	–	–	46,098	–

(b) **資產與負債**

	於十二月三十一日				
	一九九七年 千港元	一九九八年 千港元	一九九九年 千港元 (附註)	二零零零年 千港元	二零零一年 千港元
投資物業	17,536	19,400	51,954	71,818	**49,341**
物業、廠房及設備	2,499,506	2,065,341	1,307,857	2,734,587	**2,452,199**
發展中／待發展物業	–	–	–	157,401	**137,000**
收購土地發展權所付款項	–	–	–	–	**2,727**
商譽	–	–	–	–	**32,708**
於未綜合附屬公司之權益	461,551	97,186	–	–	**–**
於聯營公司之權益	233,529	274,590	197,114	115,752	**176,268**
證券投資	617,736	232,022	1,033,739	757,197	**473,408**
無形資產	35,982	–	–	107,208	**–**
應收賬款－					
一年後到期	144,731	134,060	33,291	18,995	**302,439**
借予少數股東之貸款	–	–	–	28,074	**26,765**
流動資產淨值	801,378	1,079,169	2,287,426	1,256,530	**604,755**
	4,811,949	3,901,768	4,911,381	5,247,562	**4,257,610**
股本	447,962	447,729	448,029	460,979	**46,098**
儲備	1,971,394	1,346,472	2,882,348	2,388,875	**2,174,692**
股東資金	2,419,356	1,794,201	3,330,377	2,849,854	**2,220,790**
少數股東權益	2,122,837	1,848,872	1,356,532	1,699,376	**1,323,582**
遞延税項	10,668	1,081	–	–	**–**
已收按金	–	–	–	76,638	**76,638**
長期負債	145,412	147,878	114,736	595,213	**593,121**
遞延收入	113,676	109,736	109,736	–	**–**
來自少數股東之貸款	–	–	–	26,481	**43,479**
	4,811,949	3,901,768	4,911,381	5,247,562	**4,257,610**

附註：該等數字因財務報表附註2所述之前期調整而重列。

物業權益資料

於二零零一年十二月三十一日

投資物業

地點	用途	本集團權益	概約地盤面積（平方米）	概約建築樓面面積（平方米）	發展狀況
中國 深圳市 人民南路 深圳發展中心	寫字樓／商場	56.38%	不適用	6,465 （包括189 個泊車位）	完工及已部份 出租
香港仔 內地段414號 102,588份之2,569份	住宅／商業	100%	不適用	27,280	完工及已出租

在建工程

地點	類別	本集團權益	長度（公里）	發展狀況
中國深圳 龍崗區 連接水徑村 及官井頭	一級雙向六車道 高速公路	39.34%	20.14	工程正進行

興建中物業

地點	用途	本集團權益	概約地盤面積（平方米）	概約建築樓面面積（平方米）	發展狀況
中國廣州市 海珠區江南大道 興昌崗中路之交滙處 保華廣場 （原稱江南中心）	住宅／商業	49.17%	10,603	112,247	第一期商業 裙樓及大廈 結構工程已 建至第31層

酒店物業

地點	用途	本集團權益	概約地盤面積（平方米）	概約建築樓面面積（平方米）	發展狀況
中國廣州市 海珠區 江南大道中 348號廣州珀麗酒店 （原稱江南大酒店）	設有466間 酒店客房 及購物商場	53.10%	11,583	42,029	完工及已開業

發展中／待發展物業

地點	用途	本集團權益	概約地盤面積（平方米）	概約建築樓面面積（平方米）	發展狀況
中國惠州市 江北區 江北路 第18號小區	住宅／商業／ 展覽／ 會議／ 酒店／寫字樓	45.89%	51,811	693,210	完成地基工程
中國 廣東省台山市 附城鎮 東門朗底洞 發展地盤	住宅／商業	65.56%	231,759	298,969	地盤平整

待售物業

地點	用途	本集團權益	概約地盤面積（平方米）	概約建築樓面面積（平方米）	發展狀況
中國 深圳市 人民南路 深圳發展中心	寫字樓／商場	56.38%	不適用	1,302	完工
中國 惠揚市 淡水鎮 莊士花園第12、13及 15座住宅單位 及商業裙樓之 未售部份	商業／住宅	65.56%	不適用	19,102	完工

茲通告中策集團有限公司（「本公司」）謹訂於二零零二年五月三十一日上午十一時三十分假座香港九龍觀塘鴻圖道51號保華企業中心7樓舉行股東週年大會，藉以進行下列事項：

1. 省覽及考慮截至二零零一年十二月三十一日止年度之經審核財務報表，以及本公司董事（「董事」）報告書及本公司核數師（「核數師」）報告書；

2. 重選董事並釐定彼等之酬金；

3. 重新委聘核數師及授權董事釐定彼等之酬金；及

4. 作為特別事項，考慮並酌情通過下列普通決議案：

   1. **「動議：**

      (a) 在下文(c)分段之規限下，根據香港公司條例第57B條之規定，一般及無條件批准董事於有關期間內行使本公司一切權力以配發本公司股本中之額外股份，及作出或授出或須行使是項權力之建議、協議及購股權；

      (b) 上文(a)分段所述之批准將授權董事於有關期間內作出或授出或須於有關期間結束後行使上述權力之建議、協議及購股權；

      (c) 董事根據上文(a)及(b)分段之批准而配發或有條件或無條件同意配發、發行或處理之股本面值總額（無論為根據購股權或其他而配發者），除根據供股事宜及根據本公司採

納之任何購股權計劃授出之購股權獲行使而發行者外，不得超過本公司於本決議案通過之日已發行股本面值總額之20%，上述批准亦須受此數額限制；及

(d) 就本決議案而言：

「有關期間」乃指本決議案通過之日起計直至以下三者之較早日期止之期間：

(aa) 本公司下屆股東週年大會結束；

(bb) 法例或本公司章程細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(cc) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案。

「供股事宜」乃指根據向本公司股東（就此方面而言，倘按照任何股東身居地區之法例，下列建議不獲批准或乃屬不可行者，則此等股東除外）及（在適用之情況下）持有當時已發行之其他股本證券（如有）而有權獲得股份之人士作出之建議，按彼等當時所持有本公司股本中之股份（或其他股本證券）之比例（零碎權益除外）配發、發行或授出股份。」

2. **「動議：**

(a) 一般及無條件批准董事於有關期間內行使本公司一切權力購回本公司股本中之股份；

(b) 根據上文(a)段之批准將予購回之本公司股本中之股份面值總額不得超過本公司於本決議案通過之日之已發行股本面值總額之10%，而上文之批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過之日起計直至以下三者中較早日期止之期間：

(aa) 本公司下屆股東週年大會結束；

(bb) 法例或本公司章程細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(cc) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案。」

3. **「動議：**

擴大根據上述第1項決議案授予董事配發、發行及處理本公司股本中之額外股份之一般授權，加入本公司根據上述第2項決議案給予之授權所購回之本公司股本面值總額，惟此數額不得超過本公司於本決議案通過之日已發行股本面值總額之10%。」

承董事會命
秘書
陳欣欣

日期：二零零二年四月十六日

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 委派代表書必須由委任人或其授權人親筆簽署，如委任人為公司，則委派代表書須予以蓋印或經由公司負責人或獲正式授權人親筆簽署。

3. 委派代表書連同經簽署之授權書或其他授權文件（如有）或經公證人簽署之授權書或授權文件副本，最遲須於大會或其續會之指定舉行時間48小時前送抵本公司之股份過戶登記處標準證券登記有限公司（地址為香港干諾道中111號永安中心5樓），方為有效。

4. 一份載列有關建議授出購回本公司股份之授權詳情之説明函件，將連同二零零一年年報寄發予本公司股東。

中策集團有限公司
China Strategic Holdings Limited
香港九龍觀塘鴻圖道51號保華企業中心8樓
8th Floor, Paul Y. Centre 51 Hung To Road, Kwun Tong Kowloon, Hong Kong.